

Proxy Statement 2023

Notice of Annual Meeting of Shareholders
Thursday, June 15, 2023 8:00 a.m., Eastern Time

www.wfscorp.com

Notice of Annual Meeting of Shareholders



DATE AND TIME
Thursday, June 15, 2023
8:00 a.m., Eastern Time



LOCATION
New York Marriott Downtown
85 West Street
New York, New York 10006



RECORD DATE
Shareholders of record at the close of business on April 17, 2023 are entitled to notice of, and to vote at, the meeting and any adjournment thereof.

ITEMS OF BUSINESS	BOARD RECOMMENDATION
1. To approve an amendment to our Articles of Incorporation, as amended, to change our name to "World Kinect Corporation"	**"FOR"**
2. To elect as directors the nine nominees named in the attached proxy statement	**"FOR"** each Director Nominee
3. To approve, on a non-binding advisory basis, the compensation of our named executive officers	**"FOR"**
4. To approve, on a non-binding advisory basis, the frequency of future advisory votes on the compensation of our named executive officers	For the Option of **"EVERY 1 YEAR"**
5. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered certified public accounting firm for the 2023 fiscal year	**"FOR"**

Shareholders will also transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof. These matters are more fully discussed in the accompanying proxy statement. Our Board of Directors is soliciting proxies from shareholders who wish to vote at the Annual Meeting.

Whether or not you expect to attend the meeting, please vote using the Internet, by telephone or by mail, in each case, by following the instructions in our proxy statement. Shareholders who execute a proxy may nevertheless attend the meeting, revoke their proxy and vote their shares during the meeting.

By Order of the Board of Directors
WORLD FUEL SERVICES CORPORATION

Amy Quintana Avalos
Senior Vice President, Chief Corporate Counsel, Chief Sustainability Business Officer and Corporate Secretary

VOTING METHODS

You can vote by proxy whether or not you attend the annual meeting. To vote by proxy, you have a choice of voting over the Internet, by telephone or by using a traditional proxy card.



INTERNET
Visit www.proxyvote.com and follow the instructions. You will need the 16-digit control number included on your proxy card, voter instruction form or Notice.



TELEPHONE
Dial the number listed on your proxy card, your voter instruction form or Notice. You will need the 16-digit control number included on your proxy card, voter instruction form or Notice.



MAIL
If wish to vote by traditional proxy card, you can request a full set of materials at no charge through www.proxyvote.com or the phone number listed on the Notice.

We mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and Annual Report for the year ended December 31, 2022 on or about May 1, 2023.

Our proxy statement and Annual Report are available online at: www.proxyvote.com

WORLD FUEL SERVICES CORPORATION
9800 Northwest 41st Street
Miami, Florida 33178

Table of Contents

Proxy Summary

This proxy summary highlights information contained elsewhere in this proxy statement and does not contain all information that you should review and consider. Please read the entire proxy statement with care before voting.



WORLD FUEL SERVICES CORPORATION
9800 Northwest 41st Street
Miami, Florida 33178

2023 Annual Meeting

Date and Time
Thursday, June 15, 2023, at 8:00 a.m. Eastern Time

Place
New York Marriott Downtown, 85 West Street, New York, New York 10006

Record Date
April 17, 2023

Voting
Each share of common stock outstanding at the close of business on April 17, 2023 has one vote on each matter that is properly submitted for a vote at the Annual Meeting.

Proposals and Board Recommendation

1	Approval of Amendment to Articles of Incorporation to Change Our Name to "World Kinect Corporation"	✓ **FOR**	page 9
2	Election of Directors	✓ **FOR** each Director Nominee	page 12
3	Advisory Vote on Executive Compensation	✓ **FOR**	page 72
4	Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation	✓ **FOR** the Option of **EVERY 1 YEAR**	page 73
5	Ratification of PricewaterhouseCoopers LLP as Our Independent Registered Certified Public Accounting Firm for the 2023 Fiscal Year	✓ **FOR**	page 74

Who We Are – Connecting the World

At a Glance

We solve energy challenges

World Fuel Services delivers integrated fuel, energy and sustainability solutions.

Every day, we provide a powerful integrated platform to optimize energy, logistics, and related services for our customers around the world.



MARINE
2,000+
Customers

LAND
140,000+
Customers

AVIATION
11,000
Customers


5,000+
Global Employees


200
Countries & Territories


50+
Fuel Products


~1M
Barrels Sold Per Day



Fuel & Energy

We supply fuel and renewable energy products and solutions to customers around the world.



Sustainable Energy Solutions

Our World Kinect Energy Services brand combines traditional fuels with the latest natural gas, electricity, and sustainability solutions to develop complete energy solutions for clients.



Global Network

We ensure reliable product supply through our global network of proprietary transport assets, strategically located supply inventories, and long-term partnerships with third party suppliers.


Sustainability


Physical Energy Supply


Data Management


Energy Procurement & Logistics


Price Risk Management

DIVERSE ENERGY SOLUTIONS

- **We are one powerful partner with a track record of adapting to market dynamics.**
- We offer a comprehensive portfolio of supply, logistics, sustainability, price risk and transaction management services for our commercial and industrial customers principally in the aviation, marine, land transportation sectors.
- We are intent on capitalizing on significant demand for lower-carbon energy sources and digital solutions.

- We leverage our technical expertise, global logistics and distribution capabilities to help customers around the world to operate more efficiently and support their progress toward energy transition goals.
- We continue to expand our products and services to meet the changing energy needs of our customers.
- We are redefining energy and transforming our operations to support long-term shareholder value creation.

2022 Financial and Operational Results

One of the core principles of our strategy has been to build a complementary portfolio of businesses with a common operating model to deliver ratable and recurring revenue and returns, while preserving capabilities for us to add value during market volatility and supply chain challenges as they emerge in markets from time to time. We believe that the last few years have demonstrated that the world is changing at an accelerated pace where resiliency is a critical element necessary to succeed in an increasingly turbulent world. For us, 2022 proved to be an extraordinary example of just that. While our Aviation segment experienced extreme headwinds in the first half of the year from unprecedented market backwardation, our Marine segment was able to capitalize on the price volatility and deliver record gross profit growth, while our Land segment delivered strong volume and gross profit growth as our acquisition of Flyers Energy Group, LLC ("Flyers Energy") provided an integral element in our strategy of driving greater ratability and scale in our North American land business. As a result, we were able to deliver strong financial performance during 2022 and believe that we have positioned ourselves for long-term sustainable value creation for our shareholders and other stakeholders.

Consolidated revenue
for FY 2022 was a record
$59 billion

FY 2022 net income
up 55%
and Diluted EPS
up 56%

Adjusted EBITDA
for FY 2022 was
up 60%

Consolidated Volumes
increased **15%**
in **FY 2022 vs. FY 2021**



Generated
$138 million
Cash Flow from
Operations in FY 2022

Consolidated Gross Profit
increased **38%**
in **FY 2022 vs. FY 2021**



Board of Directors

We believe that our Board has the right blend of experiences and skills, balancing the importance of continuity with diverse perspectives, aligned with long-term growth objectives to lead us on our transformation strategy. Our Board's skills balance the needs of current business, global operations and long-term transformation strategy. Our Board committees, with all independent members, oversee our risk management programs and our business initiatives to ensure that these are aligned with our business strategy, while our dedicated Sustainability & Corporate Responsibility Committee oversees our ESG programs, policies and risks. For 2023, our director nominees are as follows:

Director Nominees

Name and Primary Occupation	Independent	Age	Director Since	Diverse Director*	Committee Membership				
					A	C	G	S	T
Michael J. Kasbar Chairman, President and Chief Executive Officer World Fuel Services Corporation		66	1995						
Ken Bakshi Managing Partner Trishul Capital Group LLC and Trishul Advisory Group LLC	✔	73	2002	✔		C	M	M	M
Jorge L. Benitez Retired Chief Executive Officer, North America Accenture plc	✔	63	2015	✔	M		M	C	C
Sharda Cherwoo Retired Senior Partner Ernst & Young LLP	✔	64	2020	✔	M		M	M	M
Richard A. Kassar Vice Chairman Freshpet, Inc.	✔	76	2002		M	M	M		M
John L. Manley Retired Partner Deloitte & Touche LLP	✔	74	2010		C		M		M
Stephen K. Roddenberry Partner Akerman LLP	✔	74	2006			M	C		
Jill B. Smart President Emeritus, National Academy of Human Resources	✔	63	2021	✔		M	M		
Paul H. Stebbins Chairman Emeritus World Fuel Services Corporation	✔	66	1995					M	

A – Audit
C – Compensation
G – Governance

S – Sustainability & Corporate Responsibility
T – Technology & Operations
* – Includes women and ethnic minorities

C Chair
M Members

Board Snapshot

Independence of the Board



1 CEO

8 Independent Directors

Age Diversity of Independent Directors



44% 60-70

56% Over 70

Average Tenure of Independent Directors



38% 0-9 Years

37% Above 20 Years

25% 10-20 Years

Gender Diversity of Independent Directors



22% Women

78% Men

Shareholder Engagement

Who we engage:

- Institutional shareholders
- Equity research analysts
- Proxy advisory firms
- Industry thought leaders
- Investment bankers

How we engage:

- Shareholder engagement program
- Quarterly earnings calls
- Investor conferences
- One-on-one Meetings
- Annual Shareholder Meeting

2022 Highlights:

>60% Common Stock

Outstanding held by Shareholders with whom we initiated engagement

~ 85% Common Stock

Held by Top 20 Shareholders with whom we held meetings

- Shareholder Engagement meetings led by independent directors
- Shareholder Sentiment was instrumental in our:
  - Elimination of Modified Single Trigger in our CEO's 2008 employment agreement
  - Confirmation of Structure for Transformational Award – all PRSUs based on 3-year TSR performance
  - Expanded CD&A disclosure

How we communicate:

- Proxy Statement
- Annual Report
- SEC Filings
- Press Releases
- Investor relations website
- Investor meetings
- Sustainability Report

Topics we discussed:

- Business strategy
- Financial Performance and Capital Allocation
- Corporate Governance
- Board composition and Nomination Process
- Board Leadership
- Executive Compensation Design
- Strategic Transformational Awards
- Climate-related risks and opportunities
- Sustainability and other ESG initiatives

Environmental, Social and Governance

At World Fuel Services, we strongly believe that companies like ours can have a profound impact. As part of our commitment to operating sustainably, we firmly believe in working collaboratively with our suppliers, customers, and the communities in which we operate to advance the energy transition. We also seek to lead by example in all that we do – not only in the energy transition, but also furthering broader societal goals in areas such as health and safety, human rights, diversity, equity and inclusion, as well as helping one another and giving back to our communities.

Recent Highlights

- Throughout 2022, **we enabled customers across all of our segments to procure sustainable alternative fuels**, such as renewable diesel, biodiesel and sustainable aviation fuel (SAF), for various flights, voyages and test-trials across the globe, including in new geographies and innovative applications and use cases.
- In 2022, **we met and exceeded our goal of 7% military service members employed across our company**, with approximately 8% of our employees globally being active or former military service members.
- As a reflection of our commitment to sustainability, **we appointed Amy Quintana Avalos to serve as our first Chief Sustainability Business Officer**, where she is responsible for overseeing our global decarbonization strategy and partnering with our business leaders and other stakeholders to support our broader energy transition objectives, as well as supporting in other social and governance initiatives.

> *"We are in the middle of conventional, sustainable and digital energy fulfillment, where we are navigating the economic waters for our customers and balancing decarbonization with energy availability and affordability. We are doing more every day in supporting the efficient generation, innovation and distribution of clean energy, energy efficiency and lower carbon technologies."*
>
> *– Michael J. Kasbar, Chairman and Chief Executive Officer*

2022 Executive Compensation Highlights

Pay-for-Performance Alignment

We structure our compensation program to directly align our compensation levels with current and future performance that creates value for our shareholders, employees and other stakeholders. In 2022, our Compensation Committee, in consultation with its compensation consultants, made significant changes to the Company's annual and long-term incentive compensation programs to better align with our peers and market practices and to reward long-term shareholder value creation. Pursuant to the new program, our prior annual incentive that was previously paid in cash and equity was reduced as a percentage of target total direct compensation ("TDC") and became payable only in cash. We also decided to eliminate equity based on annual performance and shifted instead to long-term equity, with awards split 70% based on 3-year financial performance metric and 30% based on service. As a result, a significant percentage of the TDC granted to our NEOs is highly contingent upon our future operating results and stock price.

Target Compensation Mix



CHIEF EXECUTIVE OFFICER

62% Long-Term Equity Incentive
14% Base Salary
86% At-Risk Pay
24% Annual Cash Incentive

AVERAGE OF OTHER NEOS

49% Long-Term Equity Incentive
24% Base Salary
76% At-Risk Pay
27% Annual Cash Incentive

Executive Compensation Practices

Our Compensation Committee seeks to align our compensation practices with strong corporate governance practices. As reflected below, we believe that robust corporate governance practices are integrated into our 2022 executive compensation program.

WHAT WE DO	WHAT WE DO NOT DO
✓ Rigorous targets – Annual AIP EBITDA Target level was set at 31% above 2021 actual results	✗ No extensive perquisites – All Other Compensation represented less than 0.7% of CEO's 2022 Total Compensation
✓ Pay levels are market aligned	✗ No hedging of shares and no pledging of shares that count towards stock ownership guidelines
✓ Robust stock ownership guidelines - 7x base salary for CEO, 5x for CFO and 3x for other executive officers	
✓ Enhanced post-vesting stock holding requirements	✗ No tax gross-ups on perquisites or change of control benefits
✓ "Double-trigger" change of control provisions in employment arrangements and for acceleration of equity	✗ No pension or supplemental retirement plan benefits
✓ Rigorous performance metrics aligned with long-term value creation drivers	✗ No repricing or buy-outs of stock options without shareholder approval
✓ 3-Year performance periods for long-term incentive awards	✗ No stock options granted below fair market value
✓ Multi-year vesting of all equity awards	✗ Equity plan does not permit liberal share recycling
✓ Compensation Committee composed entirely of independent directors	✗ No liberal change of control definition in equity plan or employment arrangements
✓ Independent compensation consultants report directly to Compensation Committee	
✓ Comprehensive annual assessment of compensation risks	

1 AMENDMENT TO ARTICLES OF INCORPORATION — CHANGING OUR NAME TO WORLD KINECT CORPORATION

Our corporation's name is set forth in Article I of our Articles of Incorporation, as amended (our "Articles"). Florida law requires that almost all amendments to a corporation's articles of incorporation, including an amendment that only changes the corporation's name, require approval of shareholders. Consequently, for the reasons set forth in this Proposal 1, we are asking shareholders to approve an amendment to our Articles changing our corporate name.

On March 24, 2023, our Board adopted a resolution approving an amendment, as set forth in the Articles of Amendment (the "Articles of Amendment"), which amends Article I of our Articles to change our name to "World Kinect Corporation" (the "Amendment") and recommending that the Amendment be submitted to shareholders for approval. Our Board believes that this name better reflects the company we are today and the role we aspire to play in the global energy transition. Based on the reasons set forth in this Proposal 1, our Board believes that the Amendment is in the best interests of our shareholders.

VOTE REQUIRED

Approval of the Amendment, as set forth in the Articles of Amendment, requires the approval of the holders of a majority of the shares outstanding and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE ARTICLES OF AMENDMENT, WHICH CHANGE OUR NAME TO "WORLD KINECT CORPORATION."

Charting our Future to Sustainable Growth – With a Name that Reflects Who We Are and Where We Are Going

OUR EVOLUTION

From our inception, the core of our business has been providing fuel and related services for our customers, principally in the aviation, land and marine transportation industries. However, over the last several decades our corporate strategy has evolved and we now offer a broad range of products and solutions across the energy spectrum. We now provide a host of energy-related solutions, including energy advisory services, sustainability, carbon management and renewable energy solutions, such as on-site solar and power purchase agreements. We have also expanded our supply fulfillment capabilities to include renewable fuels, such as renewable diesel and sustainable aviation fuel, as well as natural gas and power. To better serve the needs and enhance the experience of our customers and suppliers, we have also invested in various technologies and expanded our digital offerings to create opportunities for us to engage with our counterparties through various channels.



Our aim through these actions has been to expand our energy solution-oriented capabilities around the globe to be able to continue to provide our customers with superior service in our existing activities, while also expanding our solutions to include a diverse range of products and services that extend beyond our core fuel offerings. As the demand for low-carbon energy and digital services continues to increase in the future, our corporate strategy is also evolving as low and zero-carbon energy sources and technologies become more readily available and affordable in the future. In the meantime, we will continue to focus on serving the needs of our customers today through low-cost tailored fuel, energy and digital solutions and help them transition to a sustainable future.

Within the context laid out above, we are therefore proposing to change our corporate name from World Fuel Services Corporation to World Kinect Corporation.


Digital Solutions
Automate for Efficiency
Expand Digital Portfolio
Increase Digital Engagement
Conventional Products
Sales Growth
Maximize Returns
Internal Efficiency
Renewable Energy
Drive Demand for Renewables
Grow Renewable Energy Ecosystem
Build Greener Supply Chains

OUR VISION FOR THE FUTURE

With respect to the global energy transition, our vision is to meet our customers' needs today by providing comprehensive energy solutions and meeting their short and long-term sustainability and emissions reduction goals. A significant number of our customers operate in many of the hardest-to-abate sectors, particularly in areas such as long-distance air travel and road transport, as well as international shipping and air cargo. Due to the significant amount of energy needed to move these types of aircraft, vehicles and vessels, our customers will likely continue to require conventional and lower-carbon fuels for some time until low and zero-carbon alternatives become more readily available and affordable.

That said, these customers are making strong sustainability commitments and are adapting to ever-changing regulations and incentives to transition to lower-carbon fuels and other forms of energy. We are participating in various aspects of our customers' energy transition, including setting sustainability strategies, enabling the measurement and tracking of emissions, as well as providing access to renewable forms of energy. As part of our near-term energy transition strategy to support our existing customer base, we are working with our suppliers to increase the availability of renewable and lower-carbon fuels, as well as expand our supply chains to provide our customers with greater access to alternative fuels and renewable energy. We are also growing our current offering of sustainability solutions, including decarbonization and energy efficiency advisory services, carbon footprint reporting, on-site solar and other renewable energy alternatives, as well as carbon offsets and renewable energy certificates. We will also look to further expand our offerings into adjacent services and solutions as new alternatives and technologies emerge.

On the digital front, we aspire to engage more deeply with our customers and their value chains through the use of technology, which we believe will enable us to deliver greater value, improve the ratability of our lower-carbon revenue sources and deliver enhanced returns for our shareholders and other stakeholders. We will do this by expanding our portfolio of digital offerings to our aviation, land and marine customers and suppliers, and introducing innovative digital solutions that can support a wider audience as we expand our own offerings. We are also implementing advanced technologies that integrate our processes and make us easier to do business with, as well as create greater operating efficiencies.

CORPORATE NAME

We believe that changing the name of our parent corporation is the natural evolution of where we are today and where we intend to go in the future. We believe that our corporate identity must evolve to include our strategic direction as not only a global distributor of fuels and related services and solutions but also a trusted partner for all our customers' energy-related digital and sustainability needs. Consequently, we believe that changing our name to "World Kinect Corporation" is the next step in our own journey and more accurately reflects how we see our company's transition to a sustainable future.

EFFECTS OF THE NAME CHANGE

If the name change amendment is approved by shareholders, the name change will be effective when the Articles of Amendment is filed with the Secretary of State of the State of Florida. If the proposed amendment is approved, Article I of our Articles of Incorporation will be amended and restated in its entirety to read as follows:

ARTICLE I
Name
The name of the Corporation is World Kinect Corporation

No other changes to the Articles will be included in the Articles of Amendment. The name change will not have any effect on the rights of our existing shareholders.

Our common stock is currently listed for trading on the NYSE under the symbol "INT". If the amendment is approved and the name change becomes effective, our common stock will continue to be listed on the NYSE. We expect that our common stock will begin trading under a new NYSE symbol, "WKC", which we have already reserved, at the time we effect our name change.

If the name change becomes effective, the rights of shareholders holding certificated shares under currently outstanding stock certificates and the number of shares represented by those certificates will remain unchanged. The name change will not affect the validity or transferability of any currently outstanding stock certificates nor will shareholders be required to exchange outstanding stock certificates for new stock certificates as a result of the name change. After the name change, all newly issued and transferred shares will be held in direct registration accounts and, together with uncertificated shares currently held in direct registration accounts, will bear the name "World Kinect Corporation."

If the name change is not approved, the proposed Articles of Amendment will not be made and the name of our Company and our ticker symbol for trading our common stock on the NYSE will remain unchanged. In making this recommendation, our Board is retaining the ability to, without further vote by our shareholders, delay or abandon the proposed name change at any time if the Board concludes that such action would be in the best interests of the Company and our shareholders.

2 ELECTION OF DIRECTORS

Nine individuals have been nominated to serve as our directors for the ensuing year and until their successors shall have been duly elected and qualified. All nominees are presently directors.

The persons named as proxies in the accompanying proxy card have advised management that unless authority is withheld in the proxy, they intend to vote for the election of the individuals identified as nominees below. We do not contemplate that any nominee named below will be unable or will decline to serve. However, if any nominee is unable to serve or declines to serve, the persons named in the accompanying proxy card may vote for another person, or persons, in their discretion, unless our Board chooses to reduce the number of directors serving on the Board. In accordance with our By-Laws, the Board may consist of four to ten directors, and the Board may increase or decrease the number of directors by amending our By-Laws. The Board presently consists of nine directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE BELOW DIRECTOR NOMINEES.



Director Nominees

We believe that each of our nominees possesses the experience, skills, characteristics and qualities to fully perform his or her duties as a director and to contribute to our success. In addition, each of our nominees is being nominated because they possess the highest standards of personal integrity, are accomplished in their field, have an understanding of the interests and issues that are important to our shareholders and are able to dedicate sufficient time to fulfilling their obligations as a director. Our nominees as a group complement each other and each other's respective experiences, skills, characteristics and qualities. For an additional discussion of the nomination process, see "Nominee Qualifications and the Nomination Process" beginning on page 28 of this proxy statement.

The following sets forth certain information with respect to each nominee standing for election to the Board. The biographies of each of the nominees and directors contain information regarding the individual's service as a director, business experience, and the qualifications, characteristics or skills that led to the conclusion that the individual should serve as our director.



MICHAEL J. KASBAR

Chairman, President and Chief Executive Officer World Fuel Services Corporation

AGE: 66
DIRECTOR SINCE: 1995
COMMITTEES: NONE

BACKGROUND:

- Chairman of the Board since May 2014 and has served as our President and Chief Executive Officer since January 2012.
- President and Chief Operating Officer of our company from July 2002 to December 2011.
- Chief Executive Officer of World Fuel Services Americas, Inc. (formerly Trans-Tec Services, Inc.), from January 1995 to July 2002, at the time our principal subsidiary engaged in the marine fuel services business.
- Officer, shareholder and director of Trans-Tec Services, Inc., a global marine fuel services company which Mr. Kasbar co-founded in 1985 with Mr. Stebbins, from September 1985 to December 1994.
- A member of the Business Roundtable.
- First cousin of our director, Richard A. Kassar.

SKILLS & QUALIFICATIONS:

Mr. Kasbar brings to the Board a unique understanding of our strategies and operations through over 25 years of service with us and more than 35 years of experience in the fuel services business.

 Commodities Trading    Energy Industry    Information Technology

 International Operations    Management    Human Capital/Talent Management



KEN BAKSHI

Managing Partner
Trishul Capital Group
LLC and Trishul Advisory
Group LLC

INDEPENDENT DIRECTOR

AGE: 73

DIRECTOR SINCE: 2002

COMMITTEES:
- Compensation (Chair)
- Governance
- Sustainability & Corporate Responsibility
- Technology & Operations
- Nominating Subcommittee (Chair)

BACKGROUND:

- Managing partner of Trishul Capital Group LLC and Trishul Advisory Group LLC, two privately owned equity investment and consulting companies, since June 2003.
- Chairman of the board of directors and Chief Executive Officer of Amala Inc., a skin care products company, from April 2008 to July 2013 and Executive Chairman thereafter until June 2015.
- Chief Executive Officer of Row 2 Technologies, a software development firm he co-founded, from December 2002 to February 2006 and Vice Chairman thereafter until June 2009.
- Executive Vice President and Chief Operating Officer of Vistaar, Inc., an incubator of business-to-business internet-based marketplaces, from July 2000 to December 2002.
- Senior Vice President of Wyeth (formerly known as American Home Products Corp.), a NYSE company until 2009 when it was acquired by Pfizer, Inc., from 1998 to 2000.
- Prior to 1998, served in various capacities with American Home Products Corp. and American Cyanamid Company, which was acquired by American Home Products Corp. in 1994.

SKILLS & QUALIFICATIONS:

Mr. Bakshi brings to the Board extensive experience in private equity investments, management consulting and technology and significant international experience running operating units within large multinational publicly-traded corporations.

 Accounting/Finance

 Information Technology

 International Operations

 Management

 Human Capital/Talent Management



JORGE L. BENITEZ

Retired Chief Executive Officer, North America Accenture plc

INDEPENDENT DIRECTOR

AGE: 63

DIRECTOR SINCE: 2015

COMMITTEES:

- Audit
- Governance
- Sustainability & Corporate Responsibility (Chair)
- Technology & Operations (Chair)
- Nominating Subcommittee

BACKGROUND:

- Retired from Accenture plc in September 2014 after more than 33 years of service.
- Chief Executive Officer of North America, where he had primary responsibility for Accenture's business and operations in North America, from 2011 to 2014.
- Chief Operating Officer, Products Operating Group, the largest of Accenture's five operating groups, from September 2006 to August 2011, where he was responsible for executing the business strategy and ensuring operational excellence across a wide set of consumer industry groups, including: automotive; air, freight and travel services; industrial equipment; and infrastructure and transportation services.
- Held various senior leadership roles and other positions since joining Accenture in 1981.
- Member of the board of directors of Fifth Third Bancorp (NASDAQ: FITB), since 2015, and currently serves as chairman of its technology committee and as a member of its nominating and corporate governance committee and finance committee.

SKILLS & QUALIFICATIONS:

Mr. Benitez brings to the Board his extensive experience developing and executing business strategies across a range of industries, particularly air, freight and travel and transportation services, as well as significant executive experience running operating units within a large multinational publicly traded corporation and skills in implementing technology and digital solutions across a broad range of platforms.

 Accounting/Finance

 Corporate Governance/ Other Public Company Directorship

 Information Technology

 International Operations

 Management

 Human Capital/Talent Management



SHARDA CHERWOO

Retired Senior Partner
Ernst & Young LLP

INDEPENDENT DIRECTOR

AGE: 64

DIRECTOR SINCE: 2020

COMMITTEES:

- Audit
- Governance
- Sustainability & Corporate Responsibility
- Technology & Operations

BACKGROUND:

- Retired as a Senior Partner from Ernst & Young LLP ("EY") in January 2020, after more than 37 years of service, including 28 years as a Client Service Partner with specialized industry focus in private equity, financial services, health care and emerging and disruptive technology companies.
- Launched and spearheaded EY's Intelligent Automation program from October 2015 to January 2020, with a focus on strategic direction, governance and risk management. As part of that role, she also directed EY's investments in robotic process automation ("RPA") and digital transformation initiatives.
- Founding Chief Executive Officer of EY's Global Shared Services operations in Bangalore, India, which was EY's first global offshoring center for client-facing operations, from 2001 to 2004.
- Appointed member of the board of directors of The Carlyle Group Inc. (NASDAQ: CG) and its audit committee, effective as of June 1, 2023.
- Member of the board of directors of Doma Holdings, Inc. (NYSE: DOMA), from August 2021 until January 2023 and served as a member of the audit & risk committee.
- Member of the board of directors of World Quantum Growth Acquisition Corp. (NYSE: WQGA), from August 2021 until February 2023 and served as the chair of the audit committee, as well as a member of the compensation and nominating and corporate governance committees.
- Member of the advisory board of Land O'Lakes Inc., a member-owned agricultural cooperative, since December 2020 and currently serves on the audit & risk committee and the policy committee.
- Member of the board of directors of the International House of New York, a nonprofit board, since June 2008, and serves as the chair of the audit committee.
- Serves on the nonprofit boards of Tax Analysts and the National Association of Corporate Directors - New York Chapter.
- Certified Public Accountant on active status.

SKILLS & QUALIFICATIONS:

Ms. Cherwoo brings to the Board her significant experience in advising companies on digital transformation initiatives and RPA strategies, including digital and talent transformation planning, artificial intelligence and blockchain initiatives, as well as substantial management experience.

 Accounting/Finance

 Corporate Governance/ Other Public Company Directorship

 Human Capital/Talent Management

 Management

 Information Technology

 International Operations



RICHARD A. KASSAR

Vice Chairman
Freshpet, Inc.

INDEPENDENT DIRECTOR

AGE: 76

DIRECTOR SINCE: 2002

COMMITTEES:
- Audit
- Compensation
- Governance
- Technology & Operations

BACKGROUND:

- Vice Chairman of Freshpet, Inc. (NASDAQ: FRPT) since October 2020, and served as its Interim Chief Financial Officer from September 2022 to December 2022, its Chief Financial Officer from July 2014 to October 2020, its President from January 2011 to July 2014 and its Chief Executive Officer from October 2006 to December 2010.
- Chief Financial Officer of Transformational CPG Acquisition Corp., a recently organized special purpose acquisition company (SPAC).
- Senior Vice President and Chief Financial Officer of The Meow Mix Company, a cat food company, from February 2002 to July 2006.
- Self-employed as a consultant to venture capital firms, advising them primarily on the acquisition of consumer brands, from May 2001 to January 2002.
- Co-President and Chief Financial Officer of Global Household Brands, a manufacturer of household products, from December 1999 to May 2001.
- Held various positions at Chock Full O'Nuts, a coffee company, from 1986 to December 1999, and most recently served as Senior Vice President and Chief Operating Officer.
- Director, member of the compensation committee and chairman of the audit committee of Vaughan Foods, Inc., a Nasdaq company until March 2010, which was sold in October 2011.
- Director, member of the compensation committee and chairman of the audit committee of Velocity Express, Inc., a Nasdaq company until August 2009, which was sold in November 2009.
- First cousin of Michael J. Kasbar, our Chairman, President and Chief Executive Officer.

SKILLS & QUALIFICATIONS:

Mr. Kassar brings to the Board his extensive executive experience in brand management, consumer products and corporate finance and has significant experience as a senior finance executive.

 Accounting/Finance

 Corporate Governance/ Other Public Company Directorship

 Investment Banking/ Capital Markets



JOHN L. MANLEY

Retired Senior Partner
Deloitte & Touche LLP

INDEPENDENT DIRECTOR

AGE: 74

DIRECTOR SINCE: 2010

COMMITTEES:

- Audit (Chair)
- Governance
- Technology & Operations
- Nominating Subcommittee

BACKGROUND:

- Retired from Deloitte & Touche LLP in 2009 after more than 27 years as a partner.
- Managing Partner of Deloitte's Northeast Region Audit and Enterprise Risk Services Practice from 2006 to 2009.
- Founded and was the National Director of Deloitte's Regulatory Consulting Practice, which included practices in financial services, health care, government contracting, energy and utilities.
- Had seven years of regulatory experience with the SEC and the Commodity Futures Trading Commission, or CFTC, in various positions, including serving as the Chief Accountant and Director of the Division of Trading and Markets of the CFTC, before joining Deloitte.
- Director and Chairman of the audit committee of UBS Trust Company N.A. from 2013 to August 2015.
- A Certified Public Accountant on inactive status.

SKILLS & QUALIFICATIONS:

Mr. Manley brings to the Board extensive executive management, financial reporting, risk management and regulatory experience.

 Accounting/Finance

 Commodities Trading

 Corporate Governance/ Other Public Company Directorship

 Legal and Regulatory

 Management



STEPHEN K. RODDENBERRY

Partner
Akerman LLP

LEAD INDEPENDENT DIRECTOR

AGE: 74

DIRECTOR SINCE: 2006

COMMITTEES:

- Compensation
- Governance (Chair; Presiding Director)

BACKGROUND:

- Partner in the law firm of Akerman LLP where he has been employed as an attorney since 1988.
- Advises clients in corporate compliance and governance issues, public and private securities transactions, mergers and acquisitions, and private equity investments.

SKILLS & QUALIFICATIONS:

Mr. Roddenberry brings to the Board extensive experience in private equity, mergers and acquisitions, investment management, venture capital, public finance and securities.

 Corporate Governance/ Other Public Company Directorship

 Investment Banking/ Capital Markets

 Legal and Regulatory



JILL B. SMART

Retired Chief Human
Resources Officer
Accenture plc

President Emeritus
National Academy of Human
Resources

INDEPENDENT DIRECTOR
AGE: 63
DIRECTOR SINCE: 2021
COMMITTEES:
- Compensation
- Governance

BACKGROUND:
- Retired from Accenture plc in 2014 after more than 33 years of global professional services.
- Chief Human Resources Officer at Accenture plc from 2004 to 2014.
- President Emeritus of the National Academy of Human Resources since 2023, after having served as its President from 2015 to 2023.
- Member of the board of directors of EPAM Systems Inc. (NYSE: EPAM), a global product development and platform engineering services company, since 2016 and currently serves as the chair of the compensation committee.
- Member of the board of directors of HireRight Holdings Corporation (NYSE: HRT), a provider of on-demand employment background checks and screening, since 2018 and currently serves as a member of the compensation committee.
- Member of the board of directors of AlixPartners, a results-driven global management consulting firm that specializes in helping businesses address their most complex and critical challenges, since 2018.
- Member of the advisory board of Cerity Partners, an SEC-registered investment advisor and wealth management firm, since 2018.
- Member of the board of Alexander Mann Solutions (AMS), a recruiting process outsourcing firm, from 2015 until its sale in 2018.
- Member of the advisory board of JB Training Solutions, a Chicago-based learning and employee development company, from 2017 through 2019.
- Founder and CEO of JBSmart Consulting, LLC, where she provides HR advisory and coaching services.

SKILLS & QUALIFICATIONS:
Ms. Smart brings to the Board extensive experience in consulting, organizational transformation and human resources.

 Corporate Governance/ Other Public Company Directorship

 Information Technology

 Human Capital/Talent Management

 Management

 International Operations



PAUL H. STEBBINS

Chairman Emeritus
World Fuel Services
Corporation

INDEPENDENT DIRECTOR

AGE: 66

DIRECTOR SINCE: 1995

COMMITTEES:

• Sustainability & Corporate Responsibility

BACKGROUND:

• Our Chairman Emeritus since May 2014 and prior to that, our Executive Chairman, from January 2012 to May 2014.

• Chairman and Chief Executive Officer of our Company from July 2002 to December 2011.

• President and Chief Operating Officer of our Company from August 2000 to July 2002.

• President and Chief Operating Officer of World Fuel Services Americas, Inc. (formerly Trans-Tec Services, Inc.), from January 1995 to August 2000, at the time our principal subsidiary engaged in the marine fuel services business.

• Officer, shareholder and director of Trans-Tec Services, Inc., a global marine fuel services company, which Mr. Stebbins co-founded in 1985 with Mr. Kasbar, from September 1985 to December 1994.

• Member of the board of directors of First Solar, Inc., a Nasdaq company, since December 2006 and currently serves as the chairman of the nominating and governance committee and a member of the audit and compensation committees.

• A member of the Board of Advisors of the Amigos de las Americas Foundation of Houston, Texas (amigosinternational.org) and member of the Board of Advisors of Silkroad founded by Yo-Yo Ma (silkroad.org).

• Founding member of FixUSNow (FixUSNow.org) and member of the Council on Foreign Relations (CFR.org).

SKILLS & QUALIFICATIONS:

Mr. Stebbins brings to the Board a unique understanding of our strategies and operations through over 25 years of service to our Company and more than 35 years of experience in the fuel services business.

 Accounting/Finance

 Commodities Trading

 Corporate Governance/ Other Public Company Directorship

 Energy Industry

 International Operations

 Investment Banking/ Capital Markets

 Management

 Human Capital/Talent Management

Corporate Governance

Board and Committee Governance

Board Leadership Structure

The Board regularly considers the appropriate leadership structure for us and does not have a formal policy with respect to the separation of the positions of Chief Executive Officer and Chairman of the Board. Rather, the Board believes that different Board leadership structures may be appropriate for us at different times, and that it should have the flexibility to make this decision based on its evaluation of current circumstances. When making this decision, the Board considers factors such as:

- the person filling each role;
- the presence of a lead independent director and the person in that role;
- the composition, independence, and effectiveness of the entire Board; and
- other corporate governance structures in place.

Mr. Kasbar currently serves as Chairman of the Board in addition to his role as President and Chief Executive Officer. Our Board believes that our Chief Executive Officer is in the best position to most effectively serve as the Chairman of the Board given that he has the primary responsibility for managing our day-to-day operations and therefore has a detailed and in-depth knowledge of the issues, opportunities and challenges facing us and our business. The Board also believes that the Chief Executive Officer serving as Chairman of the Board further promotes information flow between management and the Board and enhances the quality of the Board's overall decision-making process.

In making its decision to combine the roles of Chief Executive Officer and Chairman of the Board, the Board considered that its leadership structure was appropriate given the following strong governance structures and processes in place to ensure the independence of the Board, eliminate conflicts of interest and prevent the dominance of the Board by senior management:

- the presence of, and the responsibilities and authority of, the Board's strong lead independent director;
- the composition of the Board, which includes a super-majority of independent non-management directors;
- the composition of the Board's standing committees, which are composed of, and chaired solely by, independent non-management directors;
- the fact that the independent non-management directors meet in regular executive sessions without management present to discuss, among other things, the effectiveness of our management, the quality of the Board meetings and any other issues and concerns; and
- the fact that all Board members have unrestricted access to management and outside advisors.

Lead Independent Director

Our independent directors annually elect our Lead Independent Director. Consistent with best practices, our Lead Independent Director:

- presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors;
- serves as a liaison between the Chairman of the Board and the independent directors;
- reviews Board meeting agendas and schedules to assure that there is sufficient time for discussion of all agenda items;
- has the authority to call meetings of the independent directors;
- if requested by major shareholders, ensures that he or she is available for consultations and direct communication;
- has the authority to retain outside advisors and consultants who report directly to the Board; and
- consults with and assists the Chief Executive Officer in accomplishing his or her objectives as the Chief Executive Officer deems appropriate.

Currently, Mr. Roddenberry serves as our Lead Independent Director. The Board believes that having a lead independent director benefits us and our shareholders by providing leadership and an organizational structure for the independent directors.

Shareholder Engagement

We regularly engage with our shareholders to better understand their perspectives on our Company, including our business strategies, financial performance, and matters of corporate governance and executive compensation. This dialogue has helped inform the Board's decision-making processes and ensure our interests remain well-aligned with those of our shareholders. In recent years, these engagements have covered governance issues, such as majority voting, board leadership and director nomination processes, and compensation and capital allocation policies.

In addition to our ongoing engagement activities, during 2022 we also conducted an engagement focused on our environmental, social and governance ("ESG") initiatives, including climate-related risks and opportunities, our executive compensation program, including the transformational awards we granted to our NEOs and senior leadership, which we discuss later in this proxy statement in "Compensation Discussion & Analysis."

The table below discusses our shareholder engagement activities and some of the actions we have taken in the past few years as a result of the feedback we received from our shareholders. We believe that these engagements provide valuable feedback and insight to shareholders' perspectives on key topics, which is shared regularly with the Board and its committees.

Utilized multiple outreach formats to engage shareholders on a broad range of issues. As a result during 2022 we engaged with: **>60%** **Common Stock Outstanding** held by Shareholders with whom we initiated engagement **~ 85%** **Common Stock held by Top 20 Shareholders** with whom we held meetings Shareholder Engagement meetings on Governance and Compensation are led by independent directors.	As a result of the feedback we received from our shareholders over the last few years, we have, among other things: ✔ adopted a director resignation policy for uncontested elections; ✔ enhanced our disclosure regarding our director nomination process and the combined skills of our Board; ✔ amended our Governance Committee charter and Corporate Governance Principles to better reflect the Board's perspective and existing practice regarding the inclusion of diverse candidates in our director nomination process; ✔ modified our executive compensation programs to shift the total direct compensation (TDC) payable to our NEOs by increasing the portion of TDC payable in equity and the portion of TDC that is long-term performance based to enhance shareholder alignment; ✔ amended our CEO's legacy employment agreement to eliminate the modified single-trigger and the evergreen provision; and ✔ expanded our disclosures regarding our ESG principles and practices through, among other things, publishing our Sustainability Report and Task Force on Climate-Related Financial Disclosures report.

We believe that these engagements provide valuable feedback and this feedback is shared regularly with the Board and its relevant committees.

Meetings

During 2022, the Board met five times. Each director attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by each of the Board committees on which he or she served. In addition, it is our policy that each director should attend all meetings of shareholders, absent extenuating circumstances. All of our directors who were standing for election at the 2022 annual meeting of shareholders attended the meeting.

All of our independent directors meet in executive session (without management present) during each scheduled Board meeting and at other times as they may deem necessary. Mr. Roddenberry currently serves as the Presiding Director over all executive sessions of the independent directors.

Director Independence

Our Corporate Governance Principles require that a majority of our directors meet the standards for independence required by the NYSE listing standards. In addition, members of our Audit Committee must meet the independence standards for audit committee members adopted by the SEC. Members of the Audit Committee must also have no relationship with us that interferes with their exercise of independent judgment. Members of our Compensation Committee must meet the definition of "non-employee director" contained in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and meet the independence requirements under the NYSE listing standards. The Board may also consider other factors in making its determination that a director has no material relationship with us that could compromise that director's independence.

Our Corporate Governance Principles provide that no more than two members of management shall serve on the Board. Mr. Kasbar is the only member of management currently serving on our Board. All of our other directors, Messrs. Bakshi, Benitez, Kassar, Manley, Roddenberry and Stebbins, and Mses. Cherwoo and Smart, are independent of us and our management under NYSE listing standards, and all of our Audit Committee members and Compensation Committee members are independent under the standards applicable to membership in such committees. In making this determination, our Board considered that Mr. Kassar is the first cousin of Mr. Kasbar, and the Board determined that the familial relationship between Messrs. Kasbar and Kassar was not material because it would not adversely affect Mr. Kassar's ability to exercise his independent judgment as our director. Mr. Kasbar is deemed not to be an independent director because of his employment relationship with us and therefore he is precluded from sitting on any of our committees.

Annual Board and Committee Self-Evaluations

Our Board and its committees conduct self-evaluations to ensure they are performing effectively and to identify opportunities to improve Board and committee performance.



1 SCOPE AND FORMAT OF EVALUATION

The Governance Committee annually reviews the format and scope of our Board's evaluation process in light of general corporate governance developments and best practices, recommending any changes it believes are appropriate. The chair of each of our committees also reviews and updates, as appropriate, a separate assessment of committee performance, which is provided to the members of each committee for comment and feedback. These self-evaluations cover a variety of topics, including his or her assessment of their own performance as director, Board dynamics and the effectiveness of the Board and its committees.

2 SELF-ASSESSMENTS

Once the format and content of the evaluation is approved, a Board self-assessment is conducted under the oversight of the Governance Committee and for each committee, led by the committee chair. To ensure that the evaluation process remains dynamic, the Board also periodically uses an interactive format, where the Lead Independent Director conducts individual meetings with each director rather than circulating a written survey to elicit candid and fulsome feedback. After completing the self-evaluation process, the Lead Independent Director then summarizes and reviews the results with the Board and each Board committee.

4 ONGOING BOARD FEEDBACK

In addition to annual self-evaluations, the Board evaluates and modifies its oversight of our business operations on an ongoing basis. During executive sessions, the independent directors raise and consider agenda topics that they believe deserve additional focus and raise new topics to be addressed in future meetings.

3 REVIEW SESSIONS

The feedback received from the evaluations is discussed during an executive session with the Governance Committee and the individual committees, as appropriate. Policies and practices are enhanced or modified, as appropriate, based on the evaluation findings and other feedback, including one-on-one discussions. Follow-up items are discussed at subsequent Board and committee meetings as necessary.

Based on the results of these evaluations, as well as ongoing feedback provided by directors, our Board's practices have evolved over time through the implementation of enhancements such as: changes to committee composition and oversight responsibilities, additional presentations on specified topics, identification of focus areas for continuing education, and refinements to board meeting materials and presentation format.

2022 Self-Evaluation Process

For 2022, the Board decided to utilize individual interviews for the self-evaluation process and Mr. Rodenberry, our Lead Independent Director, interviewed each other Board member to solicit his or her evaluation of Board, Committee and individual director effectiveness, Board education, timing and scope of materials provided to the Board and Committee as well as other factors affecting Board dynamics. The Lead Independent Director then reviewed the results with the Governance Committee, composed of all the independent directors, and with each Committee in early 2023.

Corporate Governance Principles

The Board has adopted Corporate Governance Principles, which are amended from time to time to incorporate certain current best practices in corporate governance. The Corporate Governance Principles describe our corporate governance practices and policies and provide a framework for our Board governance. The topics addressed in our Corporate Governance Principles include, among other things:

- the role of the Lead Independent Director;
- director independence;
- director qualifications, functions and tenure;
- committees of the Board;

- director orientation and continuing education;
- management development and succession planning;
- director resignation policy in uncontested elections; and
- director compensation.

Our Corporate Governance Principles are available on our website at www.wfscorp.com by clicking on Investor Relations and then Corporate Governance.

Committees of the Board

Our Board has five standing committees: the Audit Committee, the Compensation Committee, the Governance Committee, the Sustainability & Corporate Responsibility Committee and the Technology & Operations Committee. The following table illustrates the current membership of each of our Board's committees, which are composed entirely of independent directors:

DIRECTOR	AUDIT	COMPENSATION	GOVERNANCE	SUSTAINABILITY & CORPORATE RESPONSIBILITY	TECHNOLOGY & OPERATIONS
Ken Bakshi Managing Partner Trishul Capital Group LLC and Trishul Advisory Group LLC		C	M	M	M
Jorge L. Benitez Retired Chief Executive Officer, North America Accenture plc	M		M	C	C
Sharda Cherwoo Retired Senior Partner Ernst & Young LLP	M		M	M	M
Richard A. Kassar Vice Chairman Freshpet, Inc.	M	M	M		M
John L. Manley Retired Partner Deloitte & Touche LLP	C		M		M
Stephen K. Roddenberry Partner Akerman LLP		M	C		
Jill B. Smart President Emeritus, National Academy of Human Resources		M	M		
Paul H. Stebbins Chairman Emeritus World Fuel Services Corporation				M	

C Chair   M Member

Each of the Board's committees operates under a written charter adopted by our Board that addresses the purpose, duties and responsibilities of the committee. Each committee reviews its charter at least annually and recommends charter changes to the Board as appropriate. A current copy of each committee charter can be found on our website at www.wfscorp.com by clicking on Investor Relations and then Corporate Governance.

AUDIT COMMITTEE

Meetings in 2022: 9

Members:

 **John L. Manley (Chair)**

 Jorge L. Benitez

 Sharda Cherwoo

 Richard A. Kassar

PRIMARY RESPONSIBILITIES

- Oversees and reviews the financial reporting process, integrity of our financial statements and related financial information.
- Reviews the effectiveness, internal control environment and systems of our internal audit function.
- Reviews the qualifications, performance and independence of our independent auditors, and approves all audit and permitted non-audit services to be provided by our independent auditors.
- Reviews and discusses with management and our independent auditors our major financial risk exposures, and the policies and practices management has established to monitor and control such exposures.
- Together with the Technology & Operations Committee, reviews our cybersecurity and related information technology risks, controls and procedures, including data protection and privacy and our plans to mitigate cybersecurity risks and to respond to data breaches.
- Monitors and reviews our compliance with applicable laws and regulations and our Code of Conduct, and also establishes procedures for treatment of employee complaints and concerns about accounting, internal controls or auditing matters.

INDEPENDENCE AND FINANCIAL EXPERTISE

The Board reviewed the background, experience and independence of the Audit Committee members and based on this review, the Board determined that each member of the Audit Committee meets the NYSE listing standards and SEC requirements for independence with respect to audit committee members, is financially literate, knowledgeable and qualified to review financial statements and qualifies as an "audit committee financial expert" under the SEC rules.

The charter provides that a member of the Audit Committee shall not simultaneously serve on the audit committees of more than two other public companies unless the Board determines that simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee. None of the members of our Audit Committee currently serve on the audit committees of more than two other public companies.

COMPENSATION COMMITTEE

Meetings in 2022: 7

Members:



Ken Bakshi (Chair)



Richard A. Kassar



Stephen K. Roddenberry



Jill B. Smart

PRIMARY RESPONSIBILITIES

- Reviews and approves annually the goals and objectives relevant to the compensation of our CEO, and, based upon recommendations of our CEO, our other executive officers.
- Establishes compensation levels, evaluates performance and approves the compensation of our CEO and, based upon recommendations of our CEO, our other executive officers.
- Reviews and makes recommendations to the Board with respect to stock option, equity-based and incentive compensation plans and administering such plans.
- Approves any employment, severance and consulting arrangements with executive officers.
- Reviews annually a risk assessment of our compensation policies and practices with respect to all employees, including our NEOs.
- Reviews and discusses with management the Compensation Discussion and Analysis included in our annual proxy statement and recommends such inclusion to the Board.
- Reviews the results of any advisory shareholder votes on executive compensation and considers whether to recommend adjustments to our executive compensation policies and practices as a result of such votes.
- Reviews management reports about our human capital management policies and strategies regarding recruiting, retention, talent development, career progression and, together with the Governance Committee, considers management development and succession.
- Recommends non-management director compensation to the Board.

INDEPENDENCE

The Board reviewed the background, experience and independence of the Compensation Committee members and based on this review, the Board determined that each member of the Compensation Committee is independent and a non-employee pursuant to NYSE listing standards and Rule 16b-3 under the Exchange Act.

In affirmatively determining the independence of each Compensation Committee member, the Board considers all factors specifically relevant to determining whether such director has a relationship with us or any of our subsidiaries which is material to such director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by us to such director; and (ii) whether such director is affiliated with us, a subsidiary of ours or an affiliate of one of our subsidiaries. The Compensation Committee may form and delegate authority to subcommittees when appropriate.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee was at any time during 2022 an officer or employee of our Company. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

GOVERNANCE COMMITTEE

Meetings in 2022: 4

Members:

 **Stephen K. Roddenberry (Chair)**

 Ken Bakshi

 Jorge L. Benitez

 Sharda Cherwoo

 Richard A. Kassar

 John L. Manley

 Jill B. Smart

The Governance Committee meets in executive session (without management present) in connection with each scheduled Board meeting and at other times as it deems necessary.

PRIMARY RESPONSIBILITIES

- Recommends to the Board criteria for Board membership and the size and composition of the Board, and reviews qualifications of director nominees for recommendation to the Board.
- Reviews the procedures, effectiveness and performance of the Board as a whole, the individual directors and the Board's committees.
- Annually reviews our Corporate Governance Principles and committee charters.
- Recommends overall compensation for directors.
- Annually evaluates the performance of our NEOs and discusses any changes to the executives' compensation recommended by the Compensation Committee, and together with the Compensation Committee, considers management development and succession.
- Oversees and reviews our environmental, social and governance activities and related policies.

INDEPENDENCE

The Board reviewed the background, experience and independence of the Governance Committee members and based on this review, the Board determined that each member of the Governance Committee meets the independence requirements of the NYSE listing standards.

NOMINATING SUBCOMMITTEE

The Nominating Subcommittee was formed by the Governance Committee to assist the Governance Committee with identifying and recruiting qualified candidates for Board membership. The Nominating Subcommittee, which does not have a separate committee charter, consists of three of the members-at-large of the Governance Committee, currently Messrs. Benitez, Manley and Bakshi, who serves as Chair.

SUSTAINABILITY & CORPORATE RESPONSIBILITY COMMITTEE — Meetings in 2022: 4

Members:

 **Jorge L. Benitez (Chair)**

 Ken Bakshi

 Sharda Cherwoo

 Paul H. Stebbins

PRIMARY RESPONSIBILITIES

- Reviews and provides input on management's strategy, policies, goals, and integration of Sustainability Matters across the Company, including monitoring our performance with respect to Sustainability Matters and progress on established goals.
- Oversees internal and external communications and disclosures to stakeholders regarding significant Sustainability Matters.
- Oversees and provides input to management on our identification, assessment and management of risks associated with Sustainability Matters such as climate change and its impact on us and our business.
- Considers, analyzes and provides input on significant public issues, trends, regulation and legislation regarding Sustainability Matters.
- Reviews our charitable giving policies and programs and receives reports from management on charitable contributions in support of our goals regarding Sustainability Matters.

INDEPENDENCE

The Board reviewed the background, experience and independence of the Sustainability & Corporate Responsibility Committee members and based on this review, the Board determined that each member of the committee meets the independence requirements specified in its charter.

TECHNOLOGY & OPERATIONS COMMITTEE — Meetings in 2022: 4

Members:

 **Jorge L. Benitez (Chair)**

 Ken Bakshi

 Sharda Cherwoo

 Richard A. Kassar

 John L. Manley

PRIMARY RESPONSIBILITIES

- Reviews and discusses with management the financial, tactical and strategic benefits of significant technology and operations projects and initiatives, including our progress on such projects and initiatives, and makes recommendations to the Board regarding significant technology investments.
- Reviews and discusses our technology and operations policies.
- Reviews and discusses with management our programs relating to business continuity and disaster recovery, as well as other risks related to technology and operations initiatives, including regulatory and other significant technology-related risks.
- Consults with the Audit Committee regarding technology and operations systems and processes that relate to or affect our internal control systems, information security, data protection and privacy, fraud and cybersecurity risks, including assisting in the review of cybersecurity risks against our risk management methodologies and the steps taken to monitor and control such exposures.

INDEPENDENCE

The Board reviewed the background, experience and independence of the Technology & Operations Committee members and based on this review, the Board determined that each member of the committee meets the independence requirements specified in its charter.

Director Nomination Process

Nominee Qualifications and the Nomination Process

The Governance Committee believes that the Board should collectively possess a broad range of skills, knowledge, business experience and diversity of backgrounds that provides effective oversight of our business. The Board's objective is to maintain a diverse membership that can best further the success of our business and represent shareholder interests through the exercise of sound judgment using its diversity of experience and perspectives. The Governance Committee periodically assesses the skills, characteristics and experience required of directors, comparing our needs in Board composition and the individual skills, characteristics and experience of our directors. This assessment enables the Governance Committee to update the skills, characteristics and experience it seeks in the Board, as a whole and in individual directors, as our needs evolve over time in order to maintain a balance of knowledge, experience and capabilities. We are committed to seeking diversity and balance among directors of race, gender, geography, thought, viewpoints, backgrounds, skills, experience, and expertise. As our business transforms, we have continued to pursue ways to adapt and prosper from the ever-changing landscape and our Governance Committee has sought to expand the perspectives of our Board to provide us guidance and insight on this evolution.

As part of our ongoing board refreshment efforts, we have elected three new directors since 2015. In conducting each of these director searches, our Governance Committee considered the leadership, technical skills and operational experience that we believed would address the Board's then current needs. For each of these searches, we utilized the services of a professional recruiter who was instructed to conduct an extensive search to (1) identify candidates with the leadership, skills and experience targeted by the NCG Committee from, among other areas, the traditional corporate environment (including different stakeholders in the industry), government, academia, private enterprise, non-profit organizations, and professions such as accounting, finance, marketing, human resources, and legal services and (2) ensure that the pool of candidates included diverse candidates with a particular focus on race and gender diversity. We believe that this board refreshment process has successfully allowed us to identify candidates who bring valuable viewpoints, backgrounds, skills, experience, and expertise, while also expanding the racial and gender diversity of our Board. Our two most recent nominations for the Board –Ms. Cherwoo in 2020 and Ms. Smart in 2021 – are illustrative of that effort. Ms. Cherwoo, brought to our Board her extensive experience in advising companies on digital transformation initiatives, including digital and talent transformation planning, as well as substantial management experience and Ms. Smart brought to our Board extensive experience in organizational transformation and human resources, and we believe that the experiences and insight of these two new directors are, and will continue to be valuable as we implement our transformation strategy.

BOARD OF DIRECTORS SKILLS MATRIX

The matrix below sets forth the skills and experience that our Governance Committee has determined would be beneficial to have represented on our Board based on a number of factors, including our current operating requirements and business strategy, and the relevance of such skill or experience to our long-term value creation. The skills, experience and background of each of our directors and the characteristics that our Governance Committee and our Board identified in connection with his or her nomination is set forth in the director's or director nominee's biography which starts on page 12 of this proxy statement:

SKILLS AND QUALIFICATIONS	MICHAEL J. KASBAR	KEN BAKSHI	JORGE L. BENITEZ	SHARDA CHERWOO	RICHARD A. KASSAR	JOHN L. MANLEY	STEPHEN K. RODDENBERRY	JILL B. SMART	PAUL H. STEBBINS
ACCOUNTING/FINANCE To provide insight and guidance on financial reporting, internal controls, our capital structure and financial transactions		✔	✔	✔	✔	✔			✔
COMMODITIES TRADING To understand and advise on the fuel price risk management aspect of our operations	✔					✔			✔
CORPORATE GOVERNANCE / OTHER PUBLIC COMPANY DIRECTORSHIP To ensure a solid background and knowledge necessary to understand oversight and governance roles			✔	✔	✔	✔	✔	✔	✔
ENERGY INDUSTRY To provide insight and guidance on navigating and capitalizing on market dynamics in the energy industry	✔								✔
INFORMATION TECHNOLOGY To assess the best tools to enhance business operations and customer experience	✔	✔	✔	✔				✔	
INTERNATIONAL OPERATIONS To aid in the oversight of our extensive global operations	✔	✔	✔	✔				✔	✔
INVESTMENT BANKING CAPITAL MARKETS To evaluate our investment and capital raising strategies					✔		✔		✔
LEGAL AND REGULATORY To understand and evaluate the complex regulatory environment in which our business operates and our legal risks and obligations						✔	✔		
MANAGEMENT To oversee the leadership and performance of our senior management	✔	✔	✔	✔		✔		✔	✔
HUMAN CAPITAL/TALENT MANAGEMENT To understand and provide valuable insight into attracting, motivating, developing and retaining top talent and manage succession	✔	✔	✔	✔				✔	✔

1

SEARCH FOR A BOARD NOMINEE

To the extent that the Governance Committee believes that specific skills, characteristics or experience needs to be added to the Board, the Governance Committee initiates a search for a Board nominee, seeking input from board members and senior management.

2

PROFESSIONAL SEARCH FIRMS

The Governance Committee may retain professional search firms to identify director candidates and maintains the authority to approve the fees and other retention terms of any such firm.

3

CRITERIA FOR EVALUATING NOMINEES

The criteria for evaluating director nominees takes into account the candidate's intellect, integrity, judgment, experience and background, including diversity, such as race, gender and ethnicity, as well other factors deemed appropriate in adding value to the composition of the Board.

4

DIVERSE CANDIDATES

As set forth in our Corporate Governance Principles, the Governance Committee is committed to actively seeking highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experiences, as part of the search process for new director candidates.

Finally, in order to ensure that our independent directors have sufficient time to devote to overseeing the Company, our Corporate Governance Principles prohibit our directors from serving on the board of directors of more than three other publicly traded companies, unless the Board determines that such service will not impair the ability of such director to effectively perform his or her obligations as our director. The Governance Committee believes that it has been able to attract and appoint directors of diverse backgrounds in the past using the criteria set forth above.

We believe the Governance Committee has a sound director evaluation process and that such process is an effective method for determining whether a director is fit to serve on the Board. Our Governance Committee welcomes candidates recommended by shareholders and, assuming a submission is in proper form as provided under our By-Laws, it will apply the same standards described above to the evaluation of a shareholder nominee as it applies to all nominees, including those recommended by current directors, employees and others. The procedural and disclosure requirements of our By-Laws provide that shareholders who would like to propose a Board nominee for consideration by the Governance Committee must deliver written notice to our Corporate Secretary, including disclosure of: (i) the relationship between the nominating shareholder and the underlying beneficial owner, if any, and such parties' stock holdings and derivative positions in our securities; (ii) information we deem appropriate to ascertain the nominee's qualifications to serve on the Board, including disclosure of compensation arrangements between the nominee, the nominating shareholder and the underlying beneficial owner, if any; and (iii) any other information required to comply with the proxy rules and applicable law. These requirements are more fully described in Article I, Section 7 of our By-Laws, a copy of which will be provided without charge to any shareholder upon written request to our Corporate Secretary at World Fuel Services Corporation, 9800 Northwest 41st Street, Miami, Florida 33178.

Director Resignation Policy

We have adopted a director resignation policy for the election of directors in an uncontested election, which is generally defined as an election in which the number of nominees does not exceed the number of directors to be elected at the meeting. In uncontested elections of directors, such as this election, any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election must promptly tender his or her resignation for consideration by the Governance Committee. The director whose resignation is under consideration will not participate in the recommendation of the Governance Committee or deliberations of the Board with respect to his or her resignation. The Governance Committee will recommend to the Board whether the Board should accept or reject the resignation or whether other action should be taken. The Board will publicly disclose, in a Form 8-K filed with the SEC, its decision regarding the tendered resignation within 90 days after certification of the election results.

If a director's resignation is not accepted by the Board, the director will continue to serve until the next annual meeting of shareholders or until his or her successor is duly elected and qualified, or his or her earlier resignation or removal. If a director's resignation is accepted by the Board, then the Board may fill the resulting vacancy or decrease the number of directors comprising the Board in accordance with our By-laws. A copy of our director resignation policy, included in our Corporate Governance Principles, is available on our website at www.wfscorp.com. Our website and information contained on our website are not part of this proxy statement and are not incorporated by reference in this proxy statement.

Board's Role in Strategy and Risk

We are committed to operating our business in a safe, responsible and ethical manner through sound corporate governance that promotes accountability, transparency, and engagement with our stakeholders. This commitment begins with our Board, which plays a key role in providing oversight of our business practices and related risks, while remaining informed as we evolve and new risks emerge over time. Our executive leadership team maintains the primary responsibility for setting and delivering on our strategic priorities designed to create long-term sustainable value for all our stakeholders.

The Board has established a framework to review and understand the nature of the material risks we face related to our company, business strategies and operations. Based upon the information provided by our leaders responsible for managing these risks, as well as our enterprise risk management ("ERM") programs, our Board evaluates whether our processes, policies and procedures are reasonably designed to respond to and mitigate these risks.

The Board and each of its committees oversee the risks pertaining to their principal areas of focus as described in the table below. Each committee ensures that the risks pertaining to their principal areas of focus are reported to the Board as appropriate.



BOARD OF DIRECTORS

Considers strategic and operational risks associated with the annual operating plan and other current matters that may present material risks to our operations, plans, prospects or reputation and risks associated with acquisitions.

AUDIT COMMITTEE

- Considers risks associated with the financial reporting and disclosure process, major litigation, cybersecurity and related information technology risks, including data protection and privacy, as well as regulatory and legal compliance risks.
- Discusses the guidelines and policies that govern the process by which risk assessment and management is undertaken in accordance with its charter and NYSE rules.

TECHNOLOGY & OPERATIONS COMMITTEE

- Considers risks related to technology and operations initiatives, including regulatory and other significant technology-related risks.
- Consults with the Audit Committee regarding technology and operations systems and processes that relate to or affect our internal control systems, information security, data protection and privacy, fraud and cybersecurity risks.

COMPENSATION COMMITTEE

- Considers risks associated with our compensation programs, policies and practices, including human capital management policies and strategies regarding recruiting, retention, talent development, career progression.

GOVERNANCE COMMITTEE

- In conjunction with the Compensation Committee, considers risks associated with management development and succession.

SUSTAINABILITY & CORPORATE RESPONSIBILITY COMMITTEE

- Considers the risks and initiatives regarding the environment, sustainability and climate change, health and safety, diversity, equity and inclusion, as well as other social responsibility issues and impacts ("Sustainability Matters").

MANAGEMENT

Management is responsible for the enterprise risk assessment process and the day-to-day management of risks.

Throughout the year, the Board and its committees receive reports from our management identifying and explaining key areas of risk applicable to us and an explanation of the processes, policies and procedures in place to monitor and assess those risks. The Board and its committees will also periodically conduct an in-depth review and analysis of specific strategic, operational and financial risks, after which our management will continue to provide regular updates on our company's progress in respect of these focus areas for a period of time thereafter.

Periodically, we also perform risk management assessments, both in specific areas of our business or on an enterprise wide basis. The principal purposes of these assessments are to:

- ensure that risk management efforts are focused and directly linked to our underlying business strategy;
- implement a sustainable and scalable framework to identify, manage and monitor risk;
- assign responsibility for each risk, put mitigation plans in place and assess the effectiveness of such mitigation plans; and
- enhance our risk management capabilities for priority risks and continue the development of risk management policies and action plans.

The results of these risk assessments are regularly communicated to the Board.

BOARD'S ROLE IN OVERSEEING COMPENSATION RISKS

In addition, each year management conducts, and the Compensation Committee oversees, a risk assessment of our compensation policies and practices with respect to all employees, including NEOs. The employee population is segmented into groups based on commonalities across their reward programs. Each program is then evaluated using the key design features of the program and the applicable risk mitigation features that exist in such programs. Once the assessment is completed, management reviews the assessment data, methodology and findings with the Compensation Committee. A key goal of this process is to ensure that there are controls in place to (i) safeguard us from unwarranted exposure to particular risks that individual employees might choose to take and (ii) avoid any inadvertent incentives for employees to take inappropriate business risks by making decisions that may be in their best interests but not in the best interests of our shareholders.

BOARD'S ROLE IN OVERSEEING SUSTAINABILITY RISKS AND OPPORTUNITIES

As we have progressed in our approach to sustainability and corporate responsibility, our governance and oversight structure has also evolved. At the Board level, we began in 2018 by enhancing the responsibilities of our Governance Committee, which already included oversight of our corporate governance policies and practices, to also include oversight of our policies and programs related to environmental and social matters. This enhancement resulted in the establishment of our Sustainability Management Committee, which is a cross-functional committee composed of senior leaders and subject matter experts from across our business who collaborate to identify priorities, set goals and drive the implementation of our strategy and objectives with respect to Sustainability Matters. This committee is also responsible for developing and implementing our multi-year sustainability and corporate responsibility program currently underway.

In March 2020, we established the Sustainability & Corporate Responsibility Committee as a standing committee of the Board, as a reflection of our commitment to ensuring our Board's sufficient fluency in climate risk and embedding sustainability and corporate responsibility as an integral part of our business strategy for long-term value creation. This committee is dedicated to the oversight of Sustainability Matters. The Governance Committee of the Board, meanwhile, continues to be responsible for the oversight of our corporate governance policies and practices and the Compensation Committee oversees our human capital management policies and strategies regarding recruiting, retention, talent development, and career progression.

The Sustainability & Corporate Responsibility Committee is composed solely of independent directors and is responsible for overseeing and reviewing our programs, policies, risks and initiatives with respect to all Sustainability Matters not otherwise overseen by the other committees of the Board. These duties include reviewing and providing input on our strategy, goals and integration of Sustainability Matters into strategic and tactical business activities across the Company, including our plans for transitioning our business model to a low carbon economy. The Sustainability & Corporate Responsibility Committee is also responsible for monitoring our progress against the goals and targets we establish and reviewing disclosures regarding our position, approach and reporting of Sustainability Matters, such as our sustainability report. Our Board's governance structure for the oversight of Sustainability Matters is reflected below and described in the "Corporate Governance" section beginning on page 20 of this proxy statement.

BOARD OVERSIGHT OF CYBERSECURITY AND DATA PRIVACY RISKS

Our commitment to sound governance of cybersecurity and other information security-related risks is reflected at the highest levels of our company. This commitment begins with our Board, which plays a key role in providing oversight of our business practices and related risks, while remaining informed as we evolve and new risks emerge over time.

The independent directors comprising our Audit Committee and our Technology & Operations Committee regularly review our cybersecurity and related information technology risks, controls and procedures, including data protection and privacy and our plans to mitigate cybersecurity risks and to respond to data breaches. Our Technology & Operations Committee also consults with our Audit Committee and provides expertise and insight regarding technology and operations systems and processes that relate to or affect our internal control systems, information security, data protection and privacy, fraud and cybersecurity risks, including assisting in the review of cybersecurity risks against our risk management methodologies and the steps taken to monitor and control such exposures.

Our Chief Information Officer (CIO) and our Chief Information Security Officer (CISO) are responsible for our company's overall information security activities and cyber risk programs. Our CISO reports to our Chief Information Officer (CIO) and leads our cyber and data-related incident response activities. We have a cross-functional approach to addressing cybersecurity risk, with our information technology, legal, and the internal audit functions regularly presenting to the Audit Committee and Technology & Operations Committee on key cybersecurity topics. Our CISO, together with our CIO and other members of the senior leadership in our information technology organization, also provide these committees with regular updates on at least a quarterly basis, and more often as needed. These reports include topics such as analyses of recent cybersecurity threats and incidents across the industry, as well as a review of our own security controls, assessments and program maturity, and risk mitigation status.

In 2022, we were recertified under both ISO 27001 (Information Security Management) and the United Kingdom's Cyber Essentials certification scheme. Our cybersecurity program also aligns with the National Institute of Standards and Technology (NIST) Cybersecurity Framework. To help ensure that we keep pace with the ever-changing nature of cyber threats, we routinely test our controls by conducting internal vulnerability scans, penetration tests, and breach simulation exercises. Through our cybersecurity training program, employees and contractors are provided with cybersecurity training on an annual basis. In addition, training and awareness campaigns continue throughout the year, where we utilize various methods such as conducting phishing campaigns, live training sessions, and informational articles.

As a global company, we are also committed to respecting individual privacy and complying with applicable data privacy laws throughout the world, such as the European Union's General Data Protection Regulation (GDPR), UK Data Protection Act, and the California Consumer Privacy Act (CCPA). That is why we provide the disclosures found in our Privacy Policy and why we maintain a variety of processes aimed at properly collecting, storing, and processing personal data belonging to our employees, customers, business partners, and anyone else with whom we do business in accordance with applicable laws and our contractual obligations.

To that end, to protect our data, including personal data, we maintain comprehensive information security and data privacy programs, with a balanced portfolio of defenses designed to prevent, detect, and respond to cybersecurity threats. Additionally, we carry appropriate levels of cyber risk insurance as a level of assurance and for risk mitigation. To our knowledge, we have not experienced any material losses relating to cybersecurity attacks.

Board Oversight of Sustainability Matters



BOARD OF DIRECTORS

COMPENSATION COMMITTEE
- Oversight and review of human capital management practices and policies

GOVERNANCE COMMITTEE
- Oversight and review of governance practices and policies

SUSTAINABILITY & CORPORATE RESPONSIBILITY COMMITTEE
- Oversight and review of Sustainability Matters

AUDIT COMMITTEE
- Monitors and reviews our compliance with laws, regulations and our Code of Conduct

SUSTAINABILITY MANAGEMENT COMMITTEE
Identifies, develops and drives the implementation of our strategy, goals and objectives with respect to Sustainability Matters

Climate-Related Risks and Opportunities

We manage climate-related risks and opportunities at various levels throughout our organization. The Sustainability & Corporate Responsibility Committee of the Board is responsible for overseeing and providing input on our identification, assessment and management of risks associated with Sustainability Matters, such as climate change and its impact on us and our business. Our senior management, with the support of our Global Physical Operations Center of Excellence and our Sustainability Management Committee, is responsible for monitoring, evaluating and reporting to the Board and its committees, as appropriate, the status of any climate-related risks and opportunities, as well as the strategies being implemented to address key risks and opportunities. Our Vice President of Global Sustainability, along with our carbon footprint reporting team, also monitors and reports the status of our greenhouse gas ("GHG") emissions reduction goals to our senior management and the Sustainability Management Committee on a routine basis.

Our senior management regularly updates the Sustainability & Corporate Responsibility Committee on climate-related risks and opportunities within our businesses and reviews our strategic plans for transitioning our business model to a net zero economy. Throughout the year, our management advises the Sustainability & Corporate Responsibility Committee of our progress on meeting our established goals and objectives, including the actions we are taking to reduce our GHG emissions within our operations and the key drivers of any year-over-year variances. The Sustainability & Corporate Responsibility Committee also receives reports from various business leaders on topics such as the latest developments and status of renewable and lower carbon fuels within the transportation sector, as well as any new sustainability solutions being developed to support our customers in meeting their own carbon reduction goals.

Code of Conduct

All of our employees, officers (including our principal executive, financial and accounting officers) and directors are held accountable for adherence to our Code of Conduct. Our Code of Conduct is designed to help us meet our responsibility of conducting our business in compliance with laws and good ethical practice. Our Code of Conduct is available in multiple languages on our website at www.wfscorp. com, either by clicking on About Us and then Ethics & Compliance, or by clicking on Investor Relations and then Corporate Governance. We intend to disclose any substantive amendments to our Code of Conduct and any waivers with respect to our Code of Conduct granted to our officers (including our principal executive, financial and accounting officers) and directors on our website at www.wfscorp.com. We have also established a separate Business Partner Code of Conduct outlining our standards and expectations of our suppliers and other business partners, which can also be found in the Investor Relations section of our website.

Review and Approval of Related Person Transactions

Related person transactions can create actual or potential conflicts of interests and can create the appearance that certain decisions may not be in the best interest of us or our shareholders. Therefore, our Board has adopted a written policy with respect to related person transactions. It is our policy that, as a general matter, we should avoid related person transactions except in circumstances where the transaction is consistent with our best interests, such as obtaining products or services that are not readily available from alternative sources or when the transaction meets the standards that apply to similar transactions with unrelated third parties.

For purposes of our policy, we review all of the following relationships and transactions between us and:

- our directors and executive officers, including persons who have at any time since the beginning of our last fiscal year served in that role and any nominees to become a director;
- any person we know to be the beneficial owner of more than 5% of any class of our voting securities;
- any immediate family member or any person (other than tenants or employees) sharing the household of any of the foregoing; and
- any entity in which any of the foregoing persons is an officer, partner, employee or in a similar position, or in which such person owns directly or indirectly at least 5% equity interest.

Pursuant to our policy, prior to entering into any proposed related party transaction, the Governance Committee is responsible for reviewing, and if appropriate, approving and overseeing any such proposed related party transaction, which includes any arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which we (including any of our subsidiaries) were, are or will be a participant and the amount involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. The foregoing rule will not be applied to those transactions exempt under Item 404(a) of Regulation S-K, such as the employment of an executive officer or compensation of a director if such executive officer's or director's compensation is required to be, or otherwise would be required to be, reported under the SEC's compensation disclosure requirements, any transaction with another entity where the related person's only relationship is as a beneficial owner of less than 1% of that corporation's publicly traded securities, or any transaction where the related person's interest arises solely from the ownership of our common stock and where all shareholders received the same benefit on a pro rata basis (e.g. dividends).

In addition, the Governance Committee has determined that the following types of transactions, which involve ordinary course business transactions shall not be deemed to create or involve a direct or indirect "material" interest for a Related Person, even if the aggregate amount involved exceeds $120,000: (1) a transaction in which the related person's interests arises solely based on his or her position as an employee or executive officer of the other entity and (i) the related person was not involved in the transaction, (ii) the transaction was entered into in our ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons, and (iii) the transaction does not involve the greater of $500,000 or 2% of the recipient's total annual revenues and (2) any charitable contributions if the related person's interest arises only from (i) the person's or the person's immediate family member's position as an employee (other than an executive officer) or other position that does not involve policy-making decisions or (ii) the person's or persons' immediate family member's position as an executive officer or director and the aggregate amount involved does not exceed the lesser of $1,000,000 or 2% of the charitable organization's total annual receipts.

If the Chair of the Governance Committee determines that a proposed transaction is a related person transaction, it will submit the proposed transaction to the Governance Committee for approval. The Governance Committee will analyze the following factors, in addition to any other factors the Governance Committee deems appropriate, in determining whether to approve a related person transaction:

- the benefits to us;
- the impact on a director's independence, if relevant;
- the availability of other sources for comparable products or services;
- the terms of the transaction; and
- the terms available to unrelated third parties or to employees generally.

The Governance Committee will only pre-approve related person transactions that are consistent with our best interests and those of our shareholders. The Governance Committee's approval is not a directive to enter into the related person transaction; rather, it is evidence that the Governance Committee does not object to the transaction based on the related nature of the transaction. The Governance Committee will regularly review any ongoing related person transactions that had been previously approved to determine whether it remains in our best interests and those of our shareholders to continue, modify or terminate the transactions.

There were no reportable related person transactions in 2022.

Sustainability and Corporate Responsibility

Protecting people, respecting individual rights, engaging with our communities, and working to reduce our overall impact on the environment through increased efficiency in our operations is in our DNA. We believe fostering a culture of safety and corporate responsibility that protects our environment and benefits the communities in which we operate can provide enduring sustainable value for all our stakeholders. Our talented teams take pride in inspiring, innovating, and deploying energy solutions to accelerate the energy transition. Through our vast fulfillment network and comprehensive energy solutions, we strive to satisfy our suppliers' and customers' operational and strategic requirements of today and enable them to achieve their goals for the low-carbon world of tomorrow.

We also firmly believe that diversity, equity and inclusion within the workplace are integral to our success and the success of our people. We promote mutual respect and seek to foster an environment of trust and collaboration, where all employees have an equal opportunity to contribute, perform and succeed.

Sustainable Development

Goals

In 2019, we became a signatory to the United Nations ("UN") Global Compact, the world's largest corporate responsibility initiative, calculated our baseline carbon footprint and published our inaugural Sustainability Report. For both 2019 and 2020, we achieved carbon neutrality and are looking to do the same when we complete our 2021 carbon footprint. We have supported and facilitated the increased availability of renewable energy and services for many years, including sustainable fuel products. Our long-term strategy is to continue to build on our commitment to health and safety, the environment, and social responsibility. In doing so, we want to accomplish cost-effective solutions for our clients and increase the availability and sustainability of low to zero-carbon energy sources.

As we look ahead, we remain focused on supporting the UN's principles on human rights, labor, the environment and anti-corruption through progressing our goals and objectives in support of the broader UN Sustainable Development Goals ("SDGs") we have selected. The following six SDGs are those areas where we believe we can have the greatest positive impact and that are closely aligned with our values and mission:


7 AFFORDABLE AND CLEAN ENERGY
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
3 GOOD HEALTH AND WELL-BEING
5 GENDER EQUALITY
17 PARTNERSHIPS FOR THE GOALS

We have been actively working on setting various goals and targets for these SDGs to help drive the implementation of our sustainability strategy and establish benchmarks against which to measure our progress. We have also been focused on creating the programs underlying each of the initiatives, which we believe will enable us to achieve the short and long-term goals and targets that we set.

In particular, we have been establishing goals and targets aimed at:

- Reducing our Scope 1 and 2 greenhouse gas (GHG) emissions.
- Developing innovative solutions to enable our customers, suppliers and other stakeholders to achieve their own sustainability goals and thereby reduce GHG emissions for all participants in our value chain.
- Increasing representation of diverse talent within management and throughout our company.

Goal		Status
10%	representation of Black employees in the U.S.	In Progress
40%	female leaders at director level or above	In Progress
7%	military service members employed across the company	Goal met - 8% as of February 28, 2023

Our Environmental Stewardship

We believe that environmental stewardship is at the core of our business. As such, we must continuously seek to identify opportunities to make a positive contribution to protecting our environment and reducing the impact of our global operations. We are committed to doing our part by reducing GHG emissions in our own operations and collaborating with our customers, suppliers and other stakeholders to reduce carbon emissions throughout our value chain.

While we recognize the risks associated with climate change and are actively working to reduce our own emissions, we also believe that the energy transition presents a wide range of opportunities for us to support our customers and suppliers in shifting to lower carbon alternatives. An area where we believe we can have the greatest impact on advancing the global energy transition is through working with our suppliers and expanding our portfolio of energy solutions to provide customers with greater access to sustainably sourced energy and other lower carbon solutions as well as mechanisms to compensate for any residual emissions. As a trusted strategic partner, we have been working diligently to develop sustainability solutions and offer renewable energy and sustainable fuel products, as well as carbon reduction advisory services to support our customers in managing their energy needs, while reducing their environmental impact on the planet.

 **SUPPLYING BIOFUELS AND RENEWABLE FUELS TO REDUCE GHG EMISSIONS**

Many of our transportation customers operate in some of the "hardest-to-abate" sectors, particularly those in the aviation, land and marine transport industries that move goods or people over long distances. Therefore, we are committed to working with our customers and suppliers to increase the availability and use of sustainable alternative fuels, such as renewable diesel (also known as hydrotreated vegetable oil (HVO)), biodiesel and sustainable aviation fuel (SAF), where possible and practicable. The benefit of these types of alternative fuels is that they typically produce anywhere from 35% to more than 80% less GHG emissions over their lifecycle as compared to similar conventional petroleum-based products. This is due to the fact that they are typically produced from biogenic sources such as vegetable oils or treated waste (e.g. animal fats, used cooking oil, residues, etc.). Further, alternative fuels such as renewable diesel and SAF are a "drop-in" fuel, meaning that there is no need to modify existing infrastructure or engines, since they are refined similarly and are therefore chemically identical to as conventional petroleum-based fuels.

To further promote the widespread acceptance and adoption of these alternative fuels in the industries where we operate, we have been actively participating and collaborating with other industry participants to educate customers about the use of these sustainable fuels. As a founding member of the Coalition of Sustainable Aviation Fuel (SAF), for instance, we are a strong supporter of the business aviation industry's goal to reduce carbon emissions by 50% by 2050 and carbon-neutral growth from 2020 onwards.

Recent examples of our accomplishments in increasing the use of SAF include:

- As one of the first companies to have blended SAF in the United Kingdom (U.K.), we provided Farnborough Airport (EGLF) in Hampshire, with a supply of SAF.
- At Toulouse-Blagnac Airport (LFBO), we supported an aircraft manufacturer by delivering blended and 100% SAF for engine testing, as well as managed Bremen Airport's (EDDW) fuel storage facility upgrade by converting an existing Avgas tank into a SAF tank.
- We supplied SAF to the Royal Air Force Brize Norton in support of the Autumn Royal Tour and provided an aircraft manufacturer with SAF for flights related to the U.K. and the Middle East.

We are also a strong supporter and participate in a number of industry groups and non-governmental organization (NGOs) initiatives that support efforts to decarbonize the maritime industry. For example, we are a member of the "Getting to Zero Coalition," which has the ambition of having commercially viable zero emission vessels operating along deep-sea trade routes by 2030, supported by the necessary infrastructure for scalable zero-carbon energy sources including production, distribution, storage, and bunkering.

Our accomplishments in marine include:

- In collaboration with Clean Energy Fuels Corp., we supported Pasha Hawaii's vessel, MV George III, in becoming the first container ship powered by liquefied natural gas (LNG) to refuel on the U.S. West Coast.
- We partnered with GoodFuels to bring HVO to our physical facility in Gibraltar, then blended it with our own product for onward delivery to a major cruise line in the port of Gibraltar.
- Our marine and land fuel supply teams worked together to enable a major cruise line to become the first operator to sail a cruise ship from a U.S. port using renewable diesel.

In our land segment, the acquisition of Flyers Energy in the beginning of 2022 significantly expanded our ability to supply renewable diesel and biodiesel in the U.S., particularly in the West Coast, where the markets are most economically favorable for customers. We are continuing to focus on growing our sales of renewable diesel (or HVO) both in the U.S. and the U.K. for road transportation use as well as seeking alternative uses, such as marine.



OUR SUSTAINABILITY PRODUCTS AND SOLUTIONS

We are committed to providing our customers with low-cost tailored fuel, energy and digital solutions that serve their needs today and enable them to take action to achieve near-term decarbonization goals, while also helping them transition to a sustainable future. We believe we are unique in our value proposition in that we can leverage the expertise of our in-house sustainability professionals within our World Kinect Energy Services brand to provide our customers with what is in essence a "one-stop shop" for their energy supply and emissions reduction needs. Through combining the extensive experience of our colleagues at World Kinect Energy Services with our deep domain knowledge in energy supply, distribution, and logistics in other parts of our business, we have established teams in each of our segments dedicated to supporting our customers throughout their energy transition journey.

Our expanded set of business solutions ranges from establishing a baseline carbon footprint for customers and developing a comprehensive plan to reduce energy consumption, as well as working with our customers to bring additional renewable energy into the grid through managing both on-site solar and offsite renewable energy projects through power purchase agreements (PPAs). Due to the limited availability of renewable fuels in several geographies, we also offer customers the ability to compensate for their residual carbon emissions and achieve carbon neutrality in the short-term through the purchase of accredited carbon offsets, whether through an annual purchase program or for an individual flight, trip, or voyage. In addition, we source renewable power for our customers' offices and other operating facilities through the purchase of renewable energy certificates (RECs). We are continuing to seek out ways to make sustainability as easy as possible for our customers, irrespective of the size or scale of their operations.

Our People

At World Fuel Services, we believe that our people's passion and expertise are what differentiates us and investing in our people is a top priority. Our comprehensive approach to serving our workforce includes our commitment to promoting a diverse and inclusive environment, as well as focusing on our employees' growth and development, health and safety, and overall well-being. The following charts provide information about our global workforce of approximately 5,200 employees as of December 31, 2022:

GLOBAL WORKFORCE



10%
Latin America
3%
Asia/Pacific
55%
North America
32%
Europe, Middle East & Africa

GENDER WORKFORCE REPRESENTATION



66%
34%
57%
43%
66%
34%
58%
42%
Total
Corporate & Commercial
Total
Corporate & Commercial
Global Workforce
US Workforce
Female
Male

Health and Safety

As a global energy management company, we are committed to doing the right thing in all that we do and we continually seek to protect the health and safety of our employees, contractors, customers, suppliers and the communities in which we operate. We are dedicated to playing a leading role in promoting best practices within the transportation industry and are closely involved in developing, setting, and maintaining health, safety and environment ("HSE") industry standards. We have also established a set of "Rules to Live By" to help strengthen our existing Integrated Management System and drive appropriate safety behaviors and practices that we believe are vital to preventing workplace incidents. These zero-tolerance rules are designed to ensure the safety of our employees, contractors, customers, suppliers and communities around the world.

In connection with our safety programs, we have achieved **outstanding safety performance** and various awards and recognitions, such as:

- the **2021 Gold Award for Health and Safety** from The Royal Society for the Prevention of Accidents; and
- the **2019 Fleet Safety Award for the Supplier Conference under 5 million miles**, awarded by the Washington Trucking Association and the Washington State Patrol.

We have developed what we believe to be a comprehensive process designed to identify, assess and manage HSE risks in our operations. We set targets for performance improvements and regularly measure, audit and report on our performance both internally and in accordance with applicable laws. We also expect our contractors to manage HSE matters in line with our policies and strive to maintain an open dialogue with our stakeholders to better align our policies with the priorities within the communities where we operate.

In response to the COVID-19 pandemic, we implemented our business continuity and emergency response plans in alignment with mandates from local authorities. We also maximized remote work throughout our global offices and expanded our employee assistance programs to provide additional mental health and other forms of support to our employees and their families to assist in coping with the stressors brought on by the pandemic.

Diversity, Equity and Inclusion

We place a high degree of focus on growth in position and career enhancement paths for our employees by providing professional development opportunities and cultivating a diverse talent pool. In this regard, we are committed to working on increasing transparency around our talent recruitment, development and retention efforts, as well as our diversity, equity and inclusion initiatives. We have developed a set of commitments for our business, including initiatives aimed at increasing the representation of minorities and military veterans throughout our organization, as well as the representation of women in senior management. These initiatives include providing unconscious bias training to our managers, mandating diverse interview panels in our recruiting process and actively participating in veteran programs that provide employment opportunities and educational support to military veterans and their families.

Finally, we believe that one of the keys to retaining diverse talent is to ensure that they are provided opportunities and a clear path for obtaining mid-level and senior leadership roles. In that regard, we conducted a comprehensive assessment in 2021 of the strengths, potential and growth opportunities for our employees working in various mid-level and senior leadership roles. We conducted this assessment not only to ensure we identify our top talent but also to create tailored programs that support our diverse talent and provide them with opportunities to develop to their full potential. In 2022, we conducted a broad review of various programs and mediums to curate what we believe will provide meaningful growth and development opportunities for our diverse talent through a variety of channels. We are working to formally launch this initiative in 2023 and continue to enhance our existing programs to provide for a broader reach and structural foundation.

Employee Development and Well-Being

Investing in our employees is a top priority and we continually strive to provide an environment that promotes learning, growth and development to maximize our people's potential. We are committed to creating a learning culture that builds skills needed for the future and develops great leaders. We provide a variety of resources to further our employees' development, including online resources as well as in-person and virtual training programs to develop skills and gain knowledge that advances employees' careers.

We are committed to supporting the health and well-being of our employees and their families, as we believe that the key to successful business operations is a healthy and competent workforce. We have identified a strong connection between employee well-being, engagement and workplace safety. Accordingly, we are devoted to supporting employee well-being in all dimensions, which goes beyond their physical well-being and includes support for emotional, financial and social well-being. We take a holistic approach intended to provide support and resources that empower our employees and their families to embrace a healthy lifestyle. We have launched various programs designed to build a global culture that promotes and celebrates employee health and well-being in our locations around the world. The goal of these programs is to integrate employee health and well-being into the World Fuel Services culture through fun and educational events, webinars, activities and fitness challenges.

Our Community

We strongly believe that we can play a positive role in the communities in which we operate and are dedicated to being a good neighbor and charitable partner in the local communities where we conduct our operations.

As a global company, we are committed to creating a positive impact, encouraging our employees to support the communities in which they live, and engaging with and supporting charities in all aspects of society. For us, fostering sustainable growth is about conducting our business in a manner that promotes a healthy environment and strengthens the local communities where we operate. We believe that this approach enables us to deliver long-term value to all our stakeholders, as well as uphold the principles of the UN Global Compact, including the protection of employees, respect for individual rights, and engagement with local communities.

We also respect the rights and dignity of all people and are committed to preventing modern slavery in our operations and supply chains. Our commitment to human rights is embodied in our corporate values and our policies and processes. We are a strong advocate of various human rights initiatives, such as the UN Declaration of Human Rights, and comply with national and multinational efforts to enforce labor protections and individual rights, such as the United Kingdom Modern Slavery Act. We have various policies, procedures and public statements in place that support these principles, many of which have been translated into multiple languages, including our Code of Conduct, Anti-Corruption Policy and Business Partner Code of Conduct.

Highlights of "Our Community" Programs and Efforts

 **MILITARY VETERANS**

We deeply value the military service members who serve our nations throughout the world.

We believe that the skills and experiences military service members in our organization possess can make significant contributions to our company's success. As such, we have made commitments and set goals to increase the representation throughout our organization. As we seek to recruit, retain, and advance top talent in our organization globally, we are committed to increasing our engagement and recruitment of military veterans, reservists and guards as they transition from their military careers into new career paths.

> We are honored for the recognition our veteran programs and continued support of military service members has received in recent years:
>
> - **HIRE Vets Gold Medallion Award from the U.S. Department of Labor in the US;**
> - **Military and Spouse Friendly Company by Military Friendly® in the US;**
> - **UK's Armed Forces Covenant Employer Recognition Scheme – Silver Award;**
> - **Soldier on Platinum Pledge Partner in Australia**

We believe that successful military support programs must extend beyond a job offer and continuously promote an environment of active engagement throughout the employment relationship. We are dedicated to ensuring a welcoming environment by providing on-boarding support, mentorship, recognition programming, development and ongoing self-identification campaigns.

We recognize the exemplary skills, leadership, and training of those who have served. In addition to our military careers website, we are committed to hiring and developing our veterans, active service members and their spouses through our military support networks and global partnerships such as Soldier On Australia, which we are now recognized as a Platinum Pledge Partner. Organizations that sign the pledge commit to learning more about the skills and attributes that defense personnel, veterans, and family members can bring to their organization.

In acknowledgement of the commitment and sacrifice of those who have served, we have also been working with Soldier On's Pathways Program team to further develop their veteran supportive practices to enable veterans and their families secure their future careers. This program provides employment and educational support to serving and ex-serving veterans in Australia by connecting job seekers with veteran-supportive employers and enabling new pathways for veterans and their families transitioning from their military careers into civilian life.

✋ CHARITABLE WORK

Each year we contribute to our local communities through giving our time and financial contributions to many local and global institutions and organizations. Some of the charities in which we have participated recently include:

- Disasters Emergency Committee;
- Electriciens sans frontières;
- Red Cross;
- Muscular Dystrophy Association (MDA);
- Jet Blue Swing for Good, which supports youth-oriented charities;
- UNICEF; and
- Heart to Heart International.

TRACKMYELECTRICITY™

We are always working to identify ways to leverage our expertise and in particular, to improve the business segments in which we operate, so as to promote the UN Global Impact's key social principles. One such example is TrackmyElectricity™



TrackmyElectricity™ is a platform developed by our World Kinect Energy Services division that enables businesses to not only significantly reduce their organizational carbon footprint by sourcing 100% renewable energy, but also to support vulnerable communities in developing countries by combating energy poverty.

For every mega-watt hour (MWh) of clean energy sourced through the platform, a portion goes towards funding renewable energy projects in remote, off-grid areas to address energy poverty and help build more sustainable communities. To support the achievement of our own sustainability goals, we have participated in funding projects through this program along the border of Myanmar and Thailand.

TrackmyElectricity™ has been recognized by the "Greenhouse Gas Protocol" and is cited in their Scope 2 guidance as an example of a best practice for renewable energy solutions that supports customers in going beyond the minimum requirements. TrackmyElectricity™ has also won the Sofidel Suppliers Sustainability Award for Best Sustainability Project as an effective platform for promoting cooperation among different players with a shared objective of renewable energy growth.

Since its launch in May 2015, our TrackmyElectricity™ platform has facilitated the installation of projects through funding by us and our World Kinect Energy Services Customers such as:

- Solar panels installed at 4 remote schools for displaced refugees between Thailand and Burma;
- Solar system installed to increase productivity and income for an Alpaca farming community in Peru;
- Solar microgrid for high-altitude flood-affected areas in Surkhet, Nepal;
- Support for a solar-powered multi-service platform designed for isolated rural communities in Madagascar; and
- Improved access to last-mile communities at Lake Victoria solar micro-grid in Kenya.

Director Compensation and Ownership Guidelines

Director Fees Earned or Paid in Cash

Non-management directors earn fees for their services that are paid in cash on an annual basis. If a non-management director does not serve a full year in a position, such fees are paid on a pro-rated basis. The current fee structure for our non-management directors serving during the 2022-2023 term is as follows:

- the annual fee payable to non-management directors for their service on the Board is $100,000;
- the additional fee payable to the Lead Independent Director is $40,000 per year;
- the additional fee payable to members of the Audit Committee is $15,000, while the additional fee payable to members of each of the Compensation Committee and Technology & Operations Committee is $10,000 per year for each committee served and the additional fee payable to members of the Sustainability and Corporate Responsibility Committee as well as the Nominating Subcommittee is $5,000 per year for each committee served; and
- the additional fee payable to the Chair of the Audit Committee is $35,000 per year, the additional fee payable to the Chair of each of the Compensation Committee and Technology & Operations Committee is $30,000 per year, the additional fee payable to the Chair of the Governance Committee is $20,000 per year and the additional fee payable to the Chair of each of the Sustainability and Corporate Responsibility Committee and the Nominating Subcommittee is $15,000 per year.

Our non-management directors are also reimbursed by us for their travel, food, lodging and related expenses incurred in connection with attending Board, committee and shareholder meetings, as well as continuing education programs.

Equity Awards

In 2022, the Board granted each non-management director $165,000 worth of restricted stock units ("RSUs") for board service and to each member of the Governance Committee, an additional $10,000 in RSUs as the fee for service on the Governance Committee. In addition, the Chair of the Audit Committee was granted an additional $15,000 in RSUs as a portion of his fee for serving as Chair, and the Chairs of the Compensation Committee, Governance Committee, Technology & Operations Committee, Sustainability and Corporate Responsibility Committee and Nominating Subcommittee each received an additional $10,000 in RSUs as a portion of their fees for serving as Chair of the respective committees. The RSUs vest on the earlier of: (i) the day prior to the Annual Meeting that next follows the grant date or (ii) one year from the grant date. Upon vesting of the RSUs, 100% of the underlying shares will be issued. Our 2021 Omnibus Plan (the "2021 Plan") includes limits on equity awards that may be granted to non-management directors.

For the 2022 – 2023 term, Messrs. Bakshi and Benitez each received 8,146 RSUs, Mr. Manley received 7,937 RSUs, Mr. Roddenberry received 7,728 RSUs, Mr. Kassar and Mses. Cherwoo and Smart each received 7,310 RSUs, and Mr. Stebbins received 6,893 RSUs.

.

The following table summarizes the compensation paid by us to our non-management directors for services rendered during 2022. Directors who are employed by us do not receive additional compensation for serving as directors.

2022 Director Compensation Table

Name	Fees Earned or Paid in Cash	Stock Awards[1][2]	Total
Ken Bakshi	$169,355	$195,015	$364,370
Jorge L. Benitez	$174,355	$195,015	$369,370
Sharda Cherwoo	$124,355	$175,001	$299,356
Richard A. Kassar	$129,355	$175,001	$304,356
John L. Manley	$157,473	$190,012	$347,485
Stephen K. Roddenberry	$164,355	$185,008	$349,363
Jill B. Smart	$104,355	$175,001	$279,356
Paul H. Stebbins	$ 99,355	$165,018	$264,373

[1] The amounts shown in this column represent the estimated aggregate grant date fair value of the RSU awards granted to the non-management independent directors in 2022. The estimated aggregate grant date fair value of these awards is based on the grant date fair market value of our common stock, as defined in the 2021 Omnibus Plan and is computed in accordance with FASB ASC Topic 718. Assumptions used in determining the aggregate grant date fair value of RSU awards are set forth in Note 12 to the notes to the consolidated financial statements in Item 15 of our Annual Report on Form 10-K for the year ended December 31, 2022.

[2] The aggregate number of RSUs and stock units held by each non-management director serving as at December 31, 2022 was as follows:

Name	RSUs	Stock Units[a]	Total Units[b]
Ken Bakshi[a]	24,825	13,603	38,428
Jorge L. Benitez	8,146	–	8,146
Sharda Cherwoo	7,310	–	7,310
Richard A. Kassar	23,989	–	23,989
John L. Manley	9,686	–	9,686
Stephen K. Roddenberry	24,407	–	24,407
Jill B. Smart	7,310	–	7,310
Paul H. Stebbins	6,893	–	6,893

[a] Includes 13,603 stock units for Mr. Bakshi, which represents stock awards he received that he previously elected to defer pursuant to our Non-Employee Director Stock Deferral Plan.

[b] For a discussion of the applicable vesting terms of these RSUs and stock units, please see the table and related footnotes for each director beginning on page 77.

Director Stock Ownership Guidelines

After joining the Board, each non-management director is required to accumulate ownership in our common stock over a five-year period of at least five times their annual fee for service on the Board, or $500,000. All of our non-management directors, with the exception of Ms. Cherwoo, who joined the Board in February 2020, and Ms. Smart, who joined the Board in September 2021, have achieved stock ownership levels in excess of the amount required. Vested RSUs and stock units that a director has elected to defer until retirement are included in the calculation of whether the minimum ownership requirement has been achieved.

Information Concerning Executive Officers

The following table sets forth certain information with respect to our current executive officers and lists their current titles. A summary of the background and experience of Messrs. Birns and Rau are set forth in the paragraphs following the table. The background and experience of Mr. Kasbar is described above in the section titled "Proposal No. 2—Election of Directors." All executive officers serve at the discretion of the Board.

Name and Current Position	Age	Year First Became Executive Officer
Michael J. Kasbar *Chairman, President and Chief Executive Officer*	66	1995
Ira M. Birns *Executive Vice President and Chief Financial Officer*	60	2007
John P. Rau *Executive Vice President, Global Aviation, Land and Marine*	60	2016

IRA M. BIRNS has served as our Executive Vice President and Chief Financial Officer since April 2007. From August 2004 to March 2007, Mr. Birns served as Vice President and Treasurer and Vice President-Investor Relations of Arrow Electronics, Inc., a NYSE company and electronics distributor. From May 2002 until August 2004, he served as Vice President and Treasurer of Arrow Electronics, Inc. Prior thereto and from 1996, he served as Treasurer of Arrow Electronics, Inc. He was Assistant Treasurer of Arrow Electronics, Inc. from 1989 to 1996. Mr. Birns is a member of the Board of Trustees of the New World Symphony of Miami, Florida.

JOHN P. RAU has served as our Executive Vice President of Global Aviation and Marine since March 2016 and assumed responsibility for Global Land, effective April 1, 2022. Previously, he served as our Executive Vice President of Aviation from April 2014 and as our Senior Vice President of Aviation Americas from October 2011 to April 2014. From July 1995 to October 2011, Mr. Rau served as Managing Director at American Airlines, where he was responsible for the purchase and management of jet fuel, utilities, deicing fluids, and transportation, as well as management of American's supplier diversity program. From January 1987 to July 1995, Mr. Rau served as Manager of Fuel Supply and Trading at United Airlines. Prior to that, he served as United Airlines' Operations Manager from January 1987 to November 1988. From May 1985 to January 1987, Mr. Rau was a Supply, Marketing and Distribution representative for Koch Industries.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) describes our compensation policies and practices as they relate to our five named executive officers (NEOs) identified below.

Name	Title
Michael J. Kasbar	Chairman, President and Chief Executive Officer
Ira M. Birns	Executive Vice President and Chief Financial Officer
John P. Rau	Executive Vice President, Global Aviation, Land and Marine[1]
Jeffrey P. Smith	*Former* Executive Vice President and Chief Operating Officer[2]
Michael J. Crosby	*Former* Executive Vice President, Global Land[1]

[1] As previously disclosed, Mr. Rau assumed responsibility for Global Land, in addition to his responsibility for Global Aviation and Marine, effective April 1, 2022 upon Mr. Crosby's resignation from his position as Executive Vice President, Global Land on March 31, 2022.

[2] Mr. Smith retired from his position as Executive Vice President and Chief Operating Officer effective December 31, 2022.

As discussed in Proposal 3 of this proxy statement, we are conducting a Say-on-Pay vote this year that requests your approval, on a non-binding advisory basis, of the compensation of our NEOs as described in this section and in the tables and accompanying narrative contained below under "Executive Compensation." To assist you with this vote, you should review our compensation philosophy, the design of our executive compensation programs and how we believe these programs contribute to our financial performance and the achievement of our long-term strategy.

Aligning Executive Compensation with Strategy and Performance

The purpose of our compensation program is to attract and align the executive talent needed to execute on our financial and strategic priorities. We aim to create strong linkages between pay and performance such that we reward our executives for achieving both short and long-term results.

Executive Overview

Redefining Energy for Transformative Growth and Long-Term Shareholder Value

We are a leading global energy management company and are involved in providing energy procurement and related products and services to commercial and industrial customers, principally in the aviation, land, and marine transportation industries. We offer our clients a broad suite of energy advisory, management and fulfillment services, digital and other technology solutions, as well as sustainable products and related services across the energy product spectrum. As part of our growth strategy and transformation efforts, we are focused on advancing the global energy transition to lower carbon alternatives by expanding our portfolio of energy solutions and providing customers with greater access to sustainably sourced energy.

Our business has evolved from a marine fuel brokerage company and aviation fuel reseller into one of the world's leading distributors of fuel, energy and sustainability solutions. As part of our strategy to deliver sustained long-term shareholder value we are building a complementary portfolio of businesses with a common operating model to deliver ratable and recurring revenue and returns, while retaining capabilities to add value during market volatility and supply chain challenges that periodically emerge in the markets we serve. Our executive team is focused on continuing to develop products and services that drive our competitive advantage, enhance our contribution to sustainability and support our environmental stewardship goals along with those of our customers and suppliers while continuing to take actions to strengthen our balance sheet and ensuring that we have a talented and diverse workforce to execute our business plans.

We are now well-positioned to leverage the expertise of our in-house sustainability professionals within our World Kinect brand to provide our customers with a "one-stop shop" for their energy supply and emissions reduction needs. Our proposal to change our name, which is addressed in Proposal 1 of this proxy statement, is part of our Advancing Energy strategy for transformational growth. We believe that sustainable growth and long-term shareholder value will emerge from initiatives such as the ones listed below:



Expanding global energy and logistics capabilities for our core offerings, including conventional and renewable fuels



Capitalizing on significant demand for sustainability and digital solutions



Providing tailored energy, logistics, and other solutions to drive efficiency and help customers achieve their sustainability objectives

Transforming Our Company – 2022 Performance Highlights

The extraordinary impact of the COVID-19 pandemic on the customers we serve in the transportation sector created challenges for us but also surfaced new opportunities to reposition our business for long-term ratable growth. Beginning in late 2020 and through 2021, when energy demand in transportation declined dramatically, we asked our executives to focus on initiatives that would position us for growth once the transportation sector recovered. In response, our executives implemented a number of value creation strategies. We restructured our operations and business portfolio and focused on materially growing our core offerings and generating liquidity to invest in long-term strategic growth opportunities, as well as creating innovative solutions to support our customers throughout the energy transition.

Our executive officers have executed on these strategies and during 2022, we were able to deliver material growth in financial performance despite the extreme market volatility experienced throughout the year. As a result of these efforts, we believe that we are entering 2023 from a position of strength, with a more ratable, scalable platform, and are focused on continuing our disciplined approach to investing in initiatives that will deliver shareholder value over the long term.

FINANCIAL HIGHLIGHTS



▲38% Gross Profit   ▲55% Net Income   ▲60% Adjusted EBITDA   ▲56% Diluted EPS

Aligning Our Executive Compensation with Our Value Creation Strategy

In 2022, our Compensation Committee, in consultation with its independent compensation consultants, approved a number of changes to our annual and long-term incentive program to better align our executive compensation program with our peers, market practices, and the interests of our shareholders. The Compensation Committee believes that these revisions were essential in light of the macro-economic factors impacting us in the near-term, as well as enhancements intended to further incentivize our NEOs to generate long-term returns, and ultimately create additional shareholder value.

In late 2021, the Compensation Committee began this process by realigning our compensation peers, primarily to include more companies from the GICS Energy sector because the operating models and performance of these companies are often influenced by similar market dynamics and these are also the companies with whom we compete for talent. While the aggregate amount of target total direct compensation ("TDC") of our NEOs was increased to be more closely aligned with the newly updated compensation peers, the components of target TDC were shifted to more closely align the interests of our NEOs with those of our long-term shareholders.

As indicated in the chart below, the Compensation Committee reduced the percentage of TDC that was payable in cash and allocated a larger portion to long-term equity incentives to foster stronger alignment with our long-term value creation, with awards earned 60% based on long-term financial performance metrics and 40% based on service. In addition, the Compensation Committee shifted a portion of TDC that could be earned based on annual performance into long-term performance.

CHANGES IN CEO COMPENSATION PROGRAM %
OF TOTAL DIRECT COMPENSATION



For 2022, the portion of the target TDC that was performance-based or equity-based ("at-risk") was 86% for our Chief Executive Officer and averaged 76% for our other NEOs. As a result, our executives only recognize value approaching their target compensation when our shareholders have benefitted from long-term value creation.

2022 TARGET COMPENSATION MIX

Chief Executive Officer



62%
Long-Term
Equity
Incentive

86%
At-Risk Pay

14%
Base Salary

24%
Annual Cash
Incentive

Average of Other NEOs



49%
Long-Term
Equity
Incentive

76%
At-Risk Pay

24%
Base Salary

27%
Annual Cash
Incentive

Incentivizing Our Transformational Growth Strategy

An integral component of our transformation strategy is focused on unlocking the significant potential for growth in our sustainability and digital products, services and solutions. While we believe that our near-term profitability growth will continue to be principally derived from today's more carbon-intensive products and services, we expect that the expansion of our digital offerings and renewable energy and sustainability solutions in the future will create additional long-term value for our shareholders and other stakeholders. To achieve this outcome, we are focusing on initiatives such as:



Growing our renewable energy solutions ecosystem and building greener supply chains



Increasing our digital engagement with customers and expanding our digital product portfolio

In 2022, our Compensation Committee granted performance-based transformational equity awards ("Transformational Awards") to our Chief Executive Officer and two of our other NEOs, together with other members of our senior leadership team. These awards are intended to incentivize our senior management in their efforts to lead us through our evolution into a more resilient, diversified provider of energy and related products and solutions that supports our customers and suppliers in their transition to a more sustainable future.

These awards were issued in the form of performance-based restricted stock units ("PRSUs") and can be earned based solely on the growth in our absolute total shareholder return ("TSR") over a three-year period. As such, the Transformational Awards are designed to align the interests of our executives with those of our long-term shareholders. Any earned PRSUs will vest 50% on the date after the end of the three-year performance period once the Compensation Committee has determined the extent to which the performance goal has been achieved, with the remaining 50% vesting one year thereafter, subject to continued service by the executive.

Compensation Program Designed to be Responsive to Shareholders

We have an active shareholder engagement program led by our Board. We believe it is important to directly engage with our shareholders as a means of soliciting their views on matters including business strategy, corporate governance, executive compensation, environmental and social initiatives, and other important topics. Our Board and our Compensation Committee use this feedback to assist them with matters requiring a broader shareholder perspective.

Historically, our shareholders have overwhelmingly supported our executive compensation program. In 2022, the executive compensation proposal was supported by 92% of votes cast.

In addition to our regular shareholder engagement we conduct throughout the year, in late 2022, we contacted our top 10 shareholders, representing 59% of the outstanding shares of our common stock, asking to engage with them specifically on our Board and governance structure, executive compensation, including the Transformational Awards, and our sustainability and corporate responsibility initiatives. Based on this outreach, we exchanged correspondence and held meetings with investors representing approximately 79% of the outstanding shares of our common stock held by our top 10 shareholders. The chairs of our Compensation Committee and Sustainability and Corporate Responsibility Committee led the shareholder engagement meetings, which were also attended by representatives of our investor relations, legal and sustainability teams.

The following table outlines some of the feedback we received during our 2022 outreach efforts as well as in previous engagements with shareholders related to our executive compensation program and the steps that our Compensation Committee has implemented in light of these discussions.

What We Heard	How We Addressed These Topics
Supportive of use of Transformational Awards to reward implementation of long-term transition to sustainable growth, but want to ensure that it is aligned with creation of shareholder value.	Transformational Awards are tied to absolute Total Shareholder Return performance hurdles, and the maximum performance level would represent approximately $1 billion increase in our market capitalization.
Understand the need for severance in the case of a Change of Control, but believe that all benefits should be based on "double-trigger".	Amended Mr. Kasbar's 2008 employment agreement to remove the modified single-trigger for a change of control termination scenario. All change of control arrangements are now "double-trigger".
Recognized the competitive concerns about performance goals for on-going awards and strategic objectives, but requested more transparency for completed performance periods which affected compensation being awarded.	This CD&A provides additional information with respect to goals achieved for completed performance periods and provides additional insight into the Compensation Committee's analysis with respect to their decisions on awards for strategic objectives.

Our Compensation Committee seeks to align our compensation practices with strong corporate governance practices. As reflected below, we believe that robust corporate governance practices are integrated into our 2022 executive compensation program.

WHAT WE DO

- ✔ Rigorous targets – Annual AIP EBITDA Target was set at 31% above 2021 actual results
- ✔ Pay levels are market aligned
- ✔ Robust stock ownership guidelines - 7x base salary for CEO, 5x for CFO and 3x for other executive officers
- ✔ Enhanced post-vesting stock holding requirements
- ✔ "Double-trigger" change of control provisions in employment arrangements and for acceleration of equity
- ✔ Rigorous performance metrics aligned with long-term value creation drivers
- ✔ 3-Year performance periods for long-term incentive awards
- ✔ Multi-year vesting of all equity awards
- ✔ Compensation Committee composed entirely of independent directors
- ✔ Independent compensation consultants report directly to Compensation Committee
- ✔ Comprehensive annual assessment of compensation risks

WHAT WE DO NOT DO

- ✘ No extensive perquisites – All Other Compensation represented less than 0.7% of CEO's 2022 Total Compensation
- ✘ No hedging of shares and no pledging of shares that count towards stock ownership guidelines
- ✘ No tax gross-ups on perquisites or change of control benefits
- ✘ No pension or supplemental retirement plan benefits
- ✘ No repricing or buy-outs of stock options without shareholder approval
- ✘ No stock options granted below fair market value
- ✘ Equity plan does not permit liberal share recycling
- ✘ No liberal change of control definition in equity plan or employment arrangements

Overview of the 2022 Executive Compensation Program

Our Compensation Committee uses a variety of compensation elements to establish individual compensation programs for each of our NEOs. The table below sets forth the core compensation elements that the Compensation Committee used in 2022 and the purpose and material terms of each of these elements.

Element			Purpose	Form of Payout	Material Terms
Fixed	Base Salary		Provide a competitive level of fixed compensation	Cash	Represents internal pay equity considerations and may be increased periodically based on factors such as market conditions, changes in roles or expansion of duties
Variable	Annual Incentive Program (AIP)	Profitability Metric	Motivate executives to achieve superior financial performance over a one-year period	Cash	Represents 60% of AIP Earned based on growth in EBITDA Payouts range from 50% at threshold to 200% maximum
Variable	Annual Incentive Program (AIP)	Strategic Objectives	Motivate and reward achievement of strategic goals that contribute to our long-term growth and operational excellence	Cash	Represents 40% of AIP Earned based on pre-established and approved Strategic Objectives Payouts capped at 100%
Variable / Long-Term	Annual Long-Term Incentive Program (LTIP)	PRSUs	Incentivize executives to sustain long-term performance	Equity	Represents 60% of annual LTIP award Earned based on EPS Growth over 3 years, with a modifier based on ROIC Payouts range from 20% at threshold - 200% at maximum Subject to retention policy, 50% of the shares received net of taxes are required to be held for 3 years post-vesting
Variable / Long-Term	Annual Long-Term Incentive Program (LTIP)	RSU	Provide a retention incentive that promotes sustained stock ownership and alignment with stock price performance	Equity	Represents 40% of the annual LTIP award Vest ratably over 3 years Subject to retention policy, 50% of the shares received net of taxes are required to be held for 3 years post-vesting

For the annual performance-based portion of our 2022 compensation program, the Compensation Committee continued to use a combination of targeted levels of EBITDA performance and strategic operational and organizational objectives that the Compensation Committee believes will contribute to sustainable growth over the long term. We define EBITDA as income from operations, excluding the impact of depreciation and amortization and adjusted for non-operational items as appropriate, such as those associated with acquisition-related charges and restructuring-related costs. The Compensation Committee determined that EBITDA was the appropriate metric as it is a better indicator of our business' financial performance and is aligned with the metrics being provided to our investors as measurements of our current and future operational success. In order to foster a culture of collaboration with a shared focus and commitment, the Compensation Committee determined that it would utilize EBITDA as the performance metric for all of our NEOs' annual incentive programs in 2022 and that the strategic objectives would all be aligned under a limited number of critical focus areas.

For the 2022 long-term incentive program ("LTIP"), the Compensation Committee approved a mix of PRSUs and service-based restricted stock units ("RSUs") to balance retention and alignment with long-term value creation. Under the LTIP, the Compensation Committee approves a target LTIP value, which is denominated in dollars, and then executives are issued PRSUs with a fair market value of 60% of the LTIP value and RSUs with a fair market value of 40% of the LTIP value. The service-based RSUs vest annually in equal installments over a three-year period beginning on the first anniversary after the grant date. The PRSUs are based on our performance in respect of selected financial metrics over a three-year period and vest on the date after the end of the performance period once the Compensation Committee has determined the extent to which the performance goal has been achieved.

For the 2022-2024 PRSUs issued under the LTIP, the Compensation Committee decided to continue to use growth in adjusted earnings per share ("EPS Growth") as the primary financial metric, as modified by our return on invested capital ("ROIC") to adjust, positively or negatively, the performance level achieved. The Compensation Committee believes that while EPS Growth reflects execution of our strategy to grow earnings, ROIC measures the efficiency with which our NEOs allocate capital resources to drive that growth, taking into account the quantity of earnings and the quality of earnings and investments that drive sustainable growth. In addition, for 2022, the Compensation Committee approved the issuance of the Transformational Awards to our then current NEOs and other members of our senior leadership team who were deemed to be critical to the success of our Advancing Energy transformation strategy.

2022 Compensation Decisions and Results

Payouts Reflect Corporate Performance

Overview

The Compensation Committee considers a mix of cash and equity awards over both the short term and long term as a critical balance in reinforcing our commitment to performance alignment. The Compensation Committee believes that our enhanced compensation program for 2022 continues to strengthen this alignment. Each NEO's target TDC for 2022 was set early in the year and in consideration of those of our new compensation peers, as reported by the Compensation Committee's independent compensation consultant.

Although a new compensation program was implemented for the 2022 fiscal year, the RSUs granted to the NEOs in March 2022 (and therefore appear in the Summary Compensation Table for 2022) included equity awarded as part of the 2021 Annual Incentive Program, which was payable in cash and equity consistent with past practice. In addition, in November 2022, the Compensation Committee layered on the Transformational Awards which are discussed below.

Following a strong year of financial performance in 2022, our EBITDA Growth exceeded the maximum performance level under the AIP and resulted in a payout for each of the NEOs at the maximum cap of 200% of target. The goals in respect of the Strategic Objectives portion of the AIP were deemed met at the 80% level, however, the Compensation Committee determined to use negative discretion and the payout was reduced to 75%. Mr. Crosby did not receive any payout in respect of the 2022 AIP due to his resignation from his position as Executive Vice President – Global Land in March 2022. Finally, as a reflection of the global economic challenges experienced during the last three years that impacted us and our customers, our 2020-2022 Performance-Based RSUs did not meet the threshold level of performance and were forfeited in their entirety.

The table below shows: (i) the actual compensation earned by each NEO for performance during the 2022 fiscal year, and (ii) the target grant value of the long-term equity incentive awards approved by the Compensation Committee and issued in 2022, which will not vest until after 2022 based on our financial performance as indicated below or in the case of the service-based RSUs, subject to the NEO's continued service. *(Amounts in dollars)*

NEO	Compensation Earned (2022 Performance)				Compensation Opportunity (Long-Term Performance)		
	Base Salary	2022 AIP[1]	2020-2022 LTIP Equity[2]	Total	2022-2024 LTIP Equity[3]	Transformational Awards[4]	Total
Kasbar	$979,167	$2,625,000	$—	$3,604,167	$4,500,000	$5,000,000	$9,500,000
Birns	608,333	1,012,500	—	1,620,833	1,550,000	1,400,000	2,950,000
Rau	608,333	1,005,000	—	1,613,333	1,150,000	1,400,000	2,550,000
Smith	600,000	975,000	—	1,575,000	1,100,000	—	1,100,000
Crosby[5]	125,000	—	—	125,000	1,000,000	—	1,000,000

[1] Reflects the amount of annual cash incentive earned for 2022 based upon EBITDA Growth and Strategic Objectives achievement.

[2] Reflects the actual payout in respect of the PRSUs granted in March 2020, which were based on EPS Growth for the three-year period ending in 2022 and were forfeited since they did not meet the threshold level of performance.

[3] Reflects the target value of the PRSUs granted in March 2022, which will only vest based on our EPS Growth for the three-year period ending in 2024, together with the grant date value of the service-based RSUs awarded in March 2022, which vest in equal annual installments commencing in 2023.

[4] The Transformational Awards will only vest based on our absolute TSR over the three-year period ending in 2025. The amounts above reflect the target dollar value of the award approved by the Compensation Committee, which was then divided by our closing stock price on the grant date. For accounting purposes, the grant date fair value of these awards is based on a Monte Carlo valuation and therefore, the grant date fair value included in the Summary Compensation Table is greater than the target value set forth above.

[5] Mr. Crosby resigned on March 31, 2022 and forfeited his 2022-2024 LTIP Equity.

Base Salaries

The Compensation Committee refers to compensation data from the compensation peers (as described below) for determining the appropriate positioning of base salaries of our executive officers. Typically, when considering an adjustment to an NEO's base salary, the Compensation Committee reviews the survey data and evaluates the NEO's position relative to the market, level of responsibility, experience, internal placement, and overall performance. The Compensation Committee also considers the NEO's success in achieving business objectives, promoting our values and overall contribution to success, improving health and safety, demonstrating leadership, and achieving specific individual performance goals.

2022 Base Salary Decisions. In early 2020, the Compensation Committee had reviewed the base salaries for our NEOs and determined to increase Mr. Kasbar's salary from $900,000 to $1,000,000 to make his compensation more competitive with industry levels and to reflect his experience, tenure and contribution to the Company. However, due to the subsequent impact of the COVID-19 pandemic on business conditions, Mr. Kasbar had declined the salary increases for 2020 and 2021. In late 2021, the Compensation Committee reviewed the NEOs' salaries and determined that the increase for Mr. Kasbar continued to be warranted. Taking into consideration the Company's recovery to nearly pre-pandemic levels of performance, Mr. Kasbar accepted the base salary increase, effective beginning in March 2022.

In late 2022, the Compensation Committee again reviewed the base salaries for our NEOs. During the review, the Compensation Committee took into consideration the fact that Mr. Crosby's resignation earlier in the year and Mr. Smith's retirement from his position as Executive Vice President and Chief Operating Officer at the end of 2022 would result in additional duties being assumed by Messrs. Birns and Rau. The Compensation Committee therefore approved an increase in the base salaries of each of Messrs. Birns and Rau from $600,000 to $700,000 to reflect the additional responsibilities and better align their respective salaries with industry levels and the compensation peers.

Annual Incentive Program

We pay performance-based annual incentive awards to our executives to foster a results-driven, pay-for-performance culture, and to align executives' interests with those of our shareholders. Annual cash incentive awards are earned according to the achievement of company-wide financial metrics and strategic company-wide and individual objectives. Our Compensation Committee selects performance metrics that it believes support our strategy and strike a balance between motivating our executives to increase near-term financial and operating results and driving sustainable long-term growth and value for shareholders.

As discussed above, our Compensation Committee significantly modified our Annual Incentive Program for 2022, reflecting an enhanced executive compensation structure which is more heavily weighted towards equity and long-term performance. Specifically, the Compensation Committee eliminated the equity portion of the AIP, which represented 12.5% of our Chief Executive Officer's 2021 TDC and an average of 13.7% of our other NEOs' 2021 TDC and reduced the overall percentage and absolute dollars of TDC payable in cash.

NEO	Annual Cash Incentive Opportunity		
	2021	2022	Difference
Kasbar	$2,000,000	$1,750,000	($250,000)
Birns	$ 700,000	$ 675,000	($ 25,000)
Rau	$ 750,000	$ 650,000	($100,000)
Smith	$ 660,000	$ 650,000	($ 10,000)
Crosby	$ 750,000	$ 650,000	($100,000)

Our 2022 AIP cash incentive opportunity was based (1) 60% on a company-wide financial profitability metric and (2) 40% on achievement of pre-established qualitative and quantitative strategic objectives. While the profitability metric is subject to a maximum payout of 200%, the strategic objectives are subject to a maximum payout of 100%, resulting in an effective combined maximum payout of 160%. At the beginning of the following year, the Compensation Committee determines the extent to which the financial metric and strategic objectives have been met and any subsequent amounts paid out.

Financial Metric

For 2022, as in prior years, the Compensation Committee approved Adjusted EBITDA as the profitability metric upon which our annual financial performance was evaluated based on the following criteria, among others:

- The Compensation Committee considers Adjusted EBITDA to be a good indicator of the quality of our earnings.
- Investors and market analysts often value us by reference to a multiple of Adjusted EBITDA, so this metric aligns our NEOs' 2022 compensation to a key market valuation method.

Performance Levels and Payout. The process used to set annual Adjusted EBITDA targets starts with a review of our plans and projections following bottom-up planning from the field. Adjusted EBITDA targets may increase or decrease year-over-year, taking into account, among other things, industry conditions in the markets we serve, our expectations about commodity prices and other costs related to the products and services we offer, our cash requirements and activity growth potential, as well as assumptions relating to our acquisition and divestiture activities. The threshold performance was set almost 10% above 2021 actual Adjusted EBITDA of $238.1 million, while target was set at 31% above 2021 actual Adjusted EBITDA.

Performance Level	Threshold	Target	Maximum	Actual
Adjusted EBITDA	$250M	$312M	$343M	**$380M**
Payout	50%	100%	200%	**200%**

TARGET PERFORMANCE SET

31%

ABOVE 2021 ACTUAL

Strategic Objectives

The Compensation Committee also rewards NEOs based on the achievement of certain pre-established qualitative and quantitative objectives that support key strategic and operational areas of focus. The cash amount payable for Strategic Objectives in 2022 represents up to 40% of the target AIP award for each NEO but cannot exceed that amount.

For 2022, the Compensation Committee established 9 qualitative and quantitative strategic objectives for the company, which applied to all NEOs, and several individual strategic objectives for each NEO based on responsibilities. These strategic objectives were categorized into four areas of focus: Corporate Development, Returns & Efficiencies, Talent & Organization and Business Initiatives. There were no specific weightings assigned to the strategic objectives and no individual strategic objective was material to the determination of level of achievement.

In early 2023, the Compensation Committee evaluated each NEO's performance against the Strategic Objectives and noted that the NEOs had met the strategic objectives at an average of 80%, but elected to exercise negative discretion and approved a payout at the 75% level for each of the NEOs. In evaluating the performance at the end of the year, the Compensation Committee noted the following achievements:

Strategic Objective Focus Area	2022 Achievement Highlights
Corporate Development	Generated more than $300 million of cash from the sale of non-core assets, including the sale of our Multi Service payment solutions business in 2021.
	Leveraged proceeds from divestitures to acquire Flyers Energy at the beginning of 2022, a material player in the North American land fuel delivery ecosystem, which delivered strong operating results in 2022.
Returns & Efficiencies	Restructured our Marine business throughout the last several years, creating the opportunity to drive extraordinary financial performance in 2022 during a period of extreme market price volatility.
Talent & Organization	Leveraged our common operating model in Aviation and Marine to further enhance our liquid land and World Kinect sustainability businesses by realigning teams and hiring top talent where needed.
	Established a comprehensive sustainability advisory team by merging into it our carbon footprint reporting and energy efficiency teams, with leaders in place for all regions.
Business Initiatives	Continued growing of our natural gas and power fulfillment and brokerage activities, as well as our sustainability consulting and other renewable energy solutions through World Kinect Energy Services, which combined, represented nearly 25% of Land segment gross profit in 2022.
	Expanded our physical operations in select areas to further solidify our competitive position, including several new jet fuel locations in key countries.
	Supplied sustainable aviation fuel and renewable diesel for a number of trials and demonstrations by customers in the aviation and marine sectors.

SUMMARY OF 2022 ANNUAL INCENTIVE PLAN PAYOUTS

NEO	Target Opportunity	2022 Total Annual Incentive Earned ($)
Kasbar	$1,750,000	$2,625,000
Birns	$ 675,000	$1,012,500
Rau[1]	$ 650,000	$1,005,000
Smith	$ 650,000	$ 975,000
Crosby[2]	—	—

[1] Mr. Rau received an additional $30,000 of his annual incentive opportunity in recognition of his increased responsibilities and his overall performance related to the Global Land business.

[2] Mr. Cosby resigned on March 31, 2022 and therefore was not eligible to participate in the 2022 AIP.

Long-Term Incentive Program

As discussed above, the Compensation Committee benchmarked our executive compensation structure against our revised compensation comparison group and, consistent with their practices, based on consultation with its independent compensation consultant, decided to increase total target equity opportunities, but shift target opportunity to only measure long term performance using a combination of performance-based (60%) and service-based (40%) RSUs. The Compensation Committee decided a balance of performance-based and service-based equity was appropriate as service-based equity, which is fixed at the number of shares issued on the grant date, provides a retention incentive that promotes sustained stock ownership and alignment with stock price performance, while performance-based equity incentivizes and rewards executives for long-term sustained performance. Service-based RSUs vest ratably on the first through third anniversaries of the grant date and the vesting of PRSUs is subject to financial performance over a three-year period. The target long-term incentive opportunity for each of the NEOs is shown below:

NEO	Target Long-Term Incentive Opportunity	Performance-Based PRSUs (60%)[1]	Service-Based RSUs (40%)[1]
Kasbar	$4,500,000	$2,800,000	$1,700,000
Birns	1,550,000	$ 930,000	$ 620,000
Rau	1,150,000	$ 690,000	$ 460,000
Smith	1,100,000	$ 660,000	$ 440,000
Crosby[2]	1,000,000	$ 600,000	$ 400,000

[1] The number of RSUs awarded is calculated by dividing the respective target long-term opportunity by the fair market value, as defined in the 2021 Omnibus Plan. Please refer to the Grants of Plan-Based Awards for the number of PRSUs and service-based RSUs granted.

[2] Mr. Crosby resigned on March 31, 2022 and forfeited his 2022-2024 LTIP Equity.

Performance-Based PRSUs

Consistent with prior years, the PRSU award in 2022 was based on the achievement of adjusted EPS Growth during the three-year performance period ending in 2024, as modified by our ROIC, in order to incentivize long-term growth. The Compensation Committee believes that utilizing these two metrics (1) is consistent with the practices of our compensation comparison companies and the broader market and (2) provides executives a consistent and continuous incentive to focus on our long-term growth in EPS and to share in increases in our market value, while maintaining effective use of our capital resources. These performance metrics align with our strategic focus of driving sustainable growth, efficiently using our available capital and increasing the value of our common stock for shareholders.



2022 – 2024 PRSUs

In early 2022, the Compensation Committee determined the threshold, target and maximum EPS Growth levels for the 2022 – 2024 performance period based on our internal targets and confidential operating plan. The maximum performance was set at a level that could only be attained when applicable results are exceptional and justify the higher payout. The Compensation Committee then established the ROIC performance levels that would be utilized to adjust the number of RSUs that would be earned within the ranges set forth below in respect of the level of EPS achieved for the performance period. In the event that performance falls anywhere between the foregoing levels, linear interpolation is applied to determine the appropriate payout.

For 2022, the payouts at the threshold level, were set at below those utilized in 2021 to ensure that our NEOs' compensation only approaches target to the extent that our performance meets our plan. Consequently as seen below, the payouts for threshold level performance, as adjusted for ROIC, reduced from 30% to 50% in 2021 to 20% to 30% in 2022. The table below sets forth the payout ranges for the 2022 – 2024 PRSUs.

EPS Performance Level	ROIC Performance Level		
	Threshold	Target	Maximum
Threshold	20%	25%	30%
Target	80%	100%	120%
Maximum	160%	180%	200%

2020 – 2022 PRSUs

In early 2023, the Compensation Committee evaluated our EPS performance for the 2020 – 2022 performance period against metrics that had been set prior to the onset of the COVID-19 pandemic. The performance targets were set at rigorous levels, with Threshold performance set above 2019 actual and Target performance set 17% above the 2019 actual EPS of $2.71 per share. Although the pandemic was not contemplated at the time that the metrics were established, the Compensation Committee did not modify the metrics during the performance period and did not exercise positive discretion upon the completion of the performance period. As the EPS did not meet the threshold, the 2020 – 2022 PRSUs were forfeited in their entirety.

Performance Level	Threshold	Target	Maximum	Actual
EPS	$2.83	$3.17	$3.74	**$2.04**
Payout (Based on ROIC)	(40% - 60%)	(80% -120%)	(160% - 200%)	**0%**

2022 Transformational Awards

Supporting the Next Stage of Our Diversification and Growth Strategy

Our vision is to support our customers and suppliers in their transition to a sustainable future, while continuing to serve their needs today through low-cost tailored fuel, energy and digital solutions. In support of our vision, we have established our Advancing Energy transformation strategy as a set of ambitious goals and initiatives that we believe will not only enable the decarbonization of the transportation industry, but will also transform our Company by merging into our existing core offerings products and services that create:

- greater digital engagement with our customers and deliver additional recurring revenue through an expanded portfolio of complementary digital products; and

- increased demand for our renewable energy offerings and growth in our renewable energy ecosystem by enhanced sustainability solutions and lower carbon alternatives throughout our supply chains.

In the Compensation Committee's view, the initiatives necessary to execute on our long-term vision for enabling the decarbonization of the transportation industry, particularly in the hardest-to-abate sectors like aviation and marine, will require extraordinary efforts from our senior management in areas that go above and beyond our day-to-day business operations. Therefore, in order to support the execution of our Advancing Energy transformation strategy, the Compensation Committee, in consultation with its independent compensation consultants, granted the Transformational Awards in November 2022 to our Chief Executive Officer and Messrs. Birns and Rau, as well as other members of our senior leadership team whose roles will be critical in successfully leading us through the next phase of our diversification and growth.

The Compensation Committee decided to grant the Transformational Awards in the form of "at-risk" PRSUs, which are earned from 0% to 200% based on our absolute TSR over the three-year performance period beginning on the grant date. TSR achievement will be measured as the volume-weighted average trading price for the 30 consecutive trading days prior to each of the grant date and the end of the performance period to better reflect sustained growth versus market volatility. Any earned PRSUs will vest 50% on the measurement date after the end of the performance period on which the Compensation Committee determines the extent to which the performance goal has been achieved, with the remaining 50% vesting the following year on the fourth anniversary of the grant date, subject to continued service by the executive.

The Compensation Committee believes the Transformational Awards align with our established pay-for-performance philosophy and their value will only be fully realized if we achieve our transformation strategy objectives. The Transformational Awards will be forfeited in full if our TSR at the end of the performance period falls below the threshold level; the maximum performance level is intended to reward extraordinary effort and achievement to drive significant shareholder returns, representing an increase in our market capitalization of approximately $1 billion as compared to the grant date.

Aligned with Shareholder Interests

The Compensation Committee designed these Transformational Awards to be aligned with shareholder interests. In line with this design, the Compensation Committee has committed to not make any discretionary adjustments to these targets during the course of the performance period. Key features of the Transformational Awards include:

- ✓ 100% performance based
- ✓ ~$1B increase in market capitalization from the grant date required to earn maximum payout
- ✓ 3-year performance period, without interim measurement opportunities

- ✓ Rigorous absolute TSR targets
- ✓ 200% maximum payout cap
- ✓ 4-year vesting period for earned shares, if any:
  - 50% on the measurement date; and
  - 50% on the 4th anniversary

Factors Considered in Designing the Strategic Transformational Award

In determining the appropriateness of granting the Transformational Awards, the Compensation Committee received relevant information and benchmarking data from each of its independent compensation consultants. Using this information and data, the Compensation Committee considered the following factors in approving the Transformational Award:

- Evolving market dynamics, which provide significant potential for growth in our sustainability and digital products, services and solutions to unlock long-term growth in shareholder value
- The desired outcomes of our long-term transformation strategy
- Shareholder-friendly features built into the incentive program design

- Incentives needed to retain, motivate and encourage executive leaders to continue driving the transformational growth strategy – recognizing that the path to helping our clients decarbonize their operations may not be reflected in our traditional long-term growth metric of EPS Growth
- The relative benchmarks within our industry and compensation comparison companies, including practices related to special long-term transformation-focused incentives

The table below reflects the target award values approved by the Compensation Committee, which differ from the accounting grant date fair values as calculated in accordance with ASC 718 and presented in the "Fiscal Year 2022 Summary Compensation Table" and the "Grants of Plan-Based Awards Table".

NEO	Transformational Award (Approved Target Value)	Transformational PRSUs (# at Target)
Kasbar	$5,000,000	181,160
Birns	$1,400,000	50,725
Rau	$1,400,000	50,725

Annual Compensation Setting Process

Annually, the Compensation Committee reviews and assesses:

- each NEO's responsibilities and role with respect to overall corporate policy-making and strategy, management, operations and administration, as well as the importance of retaining the executive and their individual performance;
- recent and historical financial performance and forecasts for the current and upcoming years, recent stock price movements and other market related impacts, current and expected business conditions, including global oil prices and cost of capital; and
- the nature, amounts, award terms and mix of all elements of the NEOs' compensation, both individually, for internal consistency, and in the aggregate, to ensure that our executive compensation programs adhere to the core principles.

The Compensation Committee also reviews a detailed historical compensation analysis to ensure that it is fully informed of all the compensation and benefits each NEO has received as an employee of ours. This analysis includes information such as the aggregate amounts realized from prior years' compensation, the potential future payout scenarios at various levels of achievement—taking into account any outstanding unearned performance-based awards—and the current value (as compared to the grant date fair value) of outstanding equity awards and of each NEO's shareholdings in our stock (what some commentators call an "accumulated wealth analysis"). However, the Compensation Committee does not specifically use the accumulated wealth analysis as a material factor in determining the NEO's compensation for a given year.

The Compensation Committee also considers the recommendations of our Chief Executive Officer with respect to setting the compensation of our other executive officers.

Evaluating Compensation Program Design Using Compensation Comparison Companies


Asset-light demand aggregators
Marine, land, and aviation services providers
Energy commodity trading organizations
Freight forwarding and logistics services providers
Wholesale diversified distributors

We believe our business model is unique and that there are few, if any, companies of a similar size and complexity engaged globally in all of our lines of business. Most recently, the Compensation Committee had previously approved a group of compensation comparison companies that reflected multiple aspects of our complex business model and used this group to benchmark our executive compensation program. Due to various corporate transactions, several members of this group were no longer suitable for use as comparison companies and thus the group was left with too few members. Consequently, the Compensation Committee engaged with its independent compensation consultant, Compensation Strategies, Inc., to revise the compensation comparison group for 2022 by drawing from the companies in the industry sectors listed above, along with those considered peers by proxy advisory groups, and peers of peers—with a specific focus on companies in our GICS sector, Energy. The Compensation Committee also took into account the companies' relative financial size (with a specific focus on net income and market capitalization).

2020/2021 Comparison Companies (n=23)		2022 Comparison Companies (n=20)	
Anixter International Inc.	Noble Energy, Inc.	Atlas Air Worldwide Holdings, Inc.	PDC Energy Inc.
Arrow Electronics, Inc.	Owens & Minor, Inc.	C. H. Robinson Worldwide, Inc.	Performance Food Group Corporation
Atlas Air Worldwide Holdings, Inc.	Performance Food Group Corporation	Delek US Holdings, Inc.	Range Resources Corporation
C. H. Robinson Worldwide, Inc.	Ryder System, Inc.	Expeditors International of Washington, Inc.	Renewable Energy Group, Inc.
Expeditors International of Washington, Inc.	Sysco Corporation	HollyFrontier Corporation	Ryder System, Inc.
FleetCor Technologies, Inc.	Tech Data Corporation	Hub Group, Inc.	Southwestern Energy Company
Henry Schein, Inc.	United Natural Foods, Inc.	J.B. Hunt Transport Services, Inc.	Sysco Corporation
Hub Group, Inc.	WESCO International, Inc.	Kirby Corporation	United Natural Foods, Inc.
J.B. Hunt Transport Services, Inc.	WEX Inc.	Landstar System, Inc.	W.W. Grainger, Inc.
Jones Lang LaSalle Incorporated	W.W. Grainger, Inc.	PBF Energy Inc.	XPO Logistics, Inc.
Kirby Corporation	XPO Logistics, Inc.		
Landstar System, Inc.			

Removed   **Added**

The Compensation Committee used data derived from the revised compensation comparison companies group shown above to inform its decisions about NEO compensation including amounts, design and mix of pay components. Although the Compensation Committee believes comparison compensation and performance data can be useful, it does not believe that any comparison group company, whose composition is based solely on our industry classification, revenues, net income and/or market capitalization, is fully reflective of the markets in which we compete for talent. Consequently, the Compensation Committee does not set the executives' target TDC, or any of the target components of such compensation, at any specific percentile of the comparison group. Rather, it considers, as part of the overall compensation discussion, base salary, as well as the target and actual short- and long-term incentive compensation of the NEOs against the 50th percentile of the comparison group.

Role of Independent Compensation Consultants

In connection with the setting of 2022 executive compensation, the Compensation Committee engaged and received advice and assistance from Compensation Strategies, Inc. ("Compensation Strategies"), its independent compensation consultant. The Compensation Committee also engaged and received advice from Pearl Meyer & Partners, LLC ("Pearl Meyer"). Compensation Strategies and Pearl Meyer provide services solely to the Compensation Committee and report directly and exclusively to the Compensation Committee. The Compensation Committee has assessed the independence of Compensation Strategies and Pearl Meyer pursuant to SEC and NYSE rules and the guidelines of its Charter and concluded that Compensation Strategies' and Pearl Meyer's work for the Compensation Committee does not raise any conflict of interest and that each is independent.

For 2022, Compensation Strategies provided assistance to the Compensation Committee as follows:

- assisted in the preparation and review of quantitative analysis used in the compensation setting process;
- assisted in revising the compensation comparison companies group for 2022;
- assisted in developing a competitive analysis of our NEO compensation;
- assisted with the design of the NEOs' annual and long-term compensation plans;
- provided recommendations for the 2022 compensation for our NEOs, including for the Transformational Awards;
- performed a competitive analysis of compensation levels for non-employee directors and provided recommendations for our director compensation program;
- reviewed the Compensation Discussion and Analysis in the annual proxy statement;
- provided general advice on agreements or other documents the Compensation Committee was asked to approve; and
- provided updates on regulatory developments and market trends related to executive compensation, particularly in light of the SEC's new pay-vs-performance compensation disclosure requirements.

For 2022, Pearl Meyer provided assistance to the Compensation Committee as follows:

- assisted in the preparation and review of quantitative analysis used in the compensation setting process;
- assisted in developing a competitive analysis of our NEO compensation;
- assisted with the design of our Transformational Awards.

Employee Benefits and Executive Perquisites

Other Benefits and Perquisites

Our NEOs are eligible for the same health and welfare benefits as are available to all our eligible employees during active employment. These benefits include medical, dental, vision, short- and long-term disability, term life insurance and accidental death and dismemberment coverage. Our NEOs also receive additional company paid individual disability insurance coverage and executive life insurance coverage which is available for all officers at the vice-president level and above, and, for Messrs. Kasbar and Birns, a portion of the cost of coverage for medical and dental insurance. Additionally, Messrs. Kasbar, Birns, Crosby and Rau are provided with a country club membership to be used for business entertainment purposes and to facilitate business meetings.

The total amount of employee benefits and executive perquisites provided to the NEOs during 2022 represents only a small percentage of each NEO's total compensation and is comprised of those benefits which we believe are necessary to attract and retain executives. We believe that these benefits and perquisites are competitive in our industry and consistent with our overall compensation philosophy.

Retirement and Deferred Compensation

We maintain the World Fuel Services Corporation 401(k) Profit Sharing Plan, or our 401(k) Plan, to enable eligible employees to save for retirement through a tax-advantaged combination of elective employee contributions and our matching contributions. The 401(k) Plan allows eligible employees, including our NEOs, to elect to contribute a percentage of their eligible compensation on a pre-tax basis, up to the maximum dollar amounts permitted by law. In 2022, the maximum employee elective contribution to the 401(k) Plan was $20,500, plus an additional $6,500 for employees who were at least 50 years old in 2022. For 2022, we matched 50% of the first 6% of eligible compensation that each eligible participant elected to contribute to the 401(k) Plan.

We do not maintain any pension, supplemental executive retirement plan or other defined benefit retirement plans for our NEOs. However, we do permit that our NEOs participate in the non-qualified deferred compensation plan, or NQDC, that we offer to other senior employees based in the United States. As discussed under "Non-Qualified Deferred Compensation" later in this proxy, pursuant to the NQDC, participants may defer up to 75% of their base salary and up to 90% of any annual bonus, on a pre-tax basis, and an additional amount equal to any "excess contributions" that are refunded to them from the 401(k) Plan. We do not match any participant deferrals under the NQDC. Mr. Smith contributed to the NQDC during 2022.

In addition, Mr. Kasbar also has a deferred compensation balance which arose as a result of his prior employment agreement that provided that any bonus payable to him that would not be deductible under the Internal Revenue Code for the year earned would be deferred until a fiscal year in which it would be deductible. Payment of the deferred bonus would be made in all events in the year in which Mr. Kasbar's employment terminates or the employment agreement expires. Any amount deferred in this manner is being credited with interest at the prime rate as published in the Wall Street Journal.

Severance and Change of Control Benefits

Our Compensation Committee believes that it is important to protect our intellectual capital. However, we do not have an employment agreement with any of our NEOs except for Mr. Kasbar, which has been in place since 2008. As discussed above, in November 2022, in connection with our adoption of the Transformational Awards, we entered into an Amended and Restated Employment Agreement with Mr. Kasbar that eliminated his modified single-trigger upon a change of control and created a term. As a result, Mr. Kasbar's employment is subject to a "double-trigger" and he only receives a severance payment if he is terminated without cause or he terminates for "good reason" within 24 months of a Change of Control.

Our other NEOs are parties to severance agreements or participate in our executive severance policy that provide consideration for, and thus ensure the effectiveness of, important non-compete and other restrictive covenants and consulting obligations applicable under such arrangements following termination of employment. The Compensation Committee believes that these arrangements serve to encourage the continued attention and dedication of the executives to their assigned duties and mitigate the uncertainty and questions a potential change of control may raise among executives. The Compensation Committee also believes these arrangements are appropriate and necessary to attract and retain these executives.

During 2022, Mr. Crosby resigned from the Company and Mr. Smith retired from his position as Executive Vice President and Chief Operating Officer of the Company; neither of these executives received severance payments.

The Compensation Committee generally views the potential payments and benefits payable under a termination or change of control scenario as a separate compensation element because such payments and benefits are not expected to be paid in a particular year and serve a different purpose for the executive than other elements of compensation. Accordingly, those payments and benefits do not significantly affect decisions regarding other elements of compensation. See "Potential Payments upon Termination of Employment or Change of Control" beginning on page 67 of this proxy statement for a discussion of these arrangements and certain compensation and benefits that will be provided in the event of the termination of the employment of our NEOs.

Other Compensation Practices

Equity Grant Practices

Our equity grant policy provides that equity grants made to NEOs related to prior year performance will be effective on March 15 of each year. Retention, promotion and performance share awards are typically granted in March of each year on the 15th or 31st. Annual grants of equity awards to directors are made on the date that the director is elected or re-elected to the Board. Grants made to new hires or existing employees (excluding executive officers) are made effective on one of the following quarterly dates per year: February 10, May 10, August 10 and November 10.

Under the terms of the 2021 Plan and its predecessor equity incentive plans, we are not permitted to cancel outstanding stock options or SSARs for the purpose of re-pricing or otherwise replacing or re-granting such options or SSARs with an exercise or conversion price that is less than the exercise or conversion price of the original stock option or SSAR without shareholder consent. We do not have a program, plan or practice of timing equity award grants in order to benefit our executive officers or in coordination with the release of material non-public information.

Stock Ownership Policies

The Compensation Committee has adopted robust stock retention requirements and stock ownership guidelines to align the interests of our NEOs with those of our shareholders and ensure that the executives responsible for overseeing operations have an ongoing financial stake in our success.

Stock Retention Requirement

Our NEOs are required to retain at least 50% of any shares acquired (net of any shares that would need to be withheld or sold to satisfy any applicable income and employment taxes relating to the award) pursuant to any equity award granted after they become an executive officer for three years after the shares are delivered (or until the individual ceases to be one of our executive officers, if earlier). All our NEOs are in compliance with these retention requirements.

Stock Ownership Requirement

Our NEOs are subject to the stock ownership guidelines set forth below, which are expressed as a multiple of base salary determined by leadership level.

Position	Multiple of Base Salary
Chief Executive Officer	7x
Chief Financial Officer and Chief Operating Officer	5x
All Other Executive Officers	3x

The stock ownership guidelines provide that executive officers must attain the applicable ownership requirement within five years of the date such individual becomes an executive officer. Equity vehicles that count towards compliance with the ownership requirement include: common stock, unvested time-based RSUs and the earned portion of performance-based awards. Unexercised stock options or stock appreciation rights, the unearned portion of performance-based awards and any shares of common stock that are pledged as collateral do not count towards the requirement.

The Compensation Committee uses the three-year average closing stock price on the last trading day of each fiscal year to determine compliance and to manage against the risk of the NEOs falling out of compliance due to volatility in the stock price. The Compensation Committee has discretion to determine the penalties for non-compliance, including: requiring the payment of cash incentives in equity, instituting a higher equity retention requirement and reducing or eliminating incentive compensation. Furthermore, the Compensation Committee, in its discretion, may provide waivers, additional time to regain compliance or other appropriate relief on a case-by-case basis due to hardships, such as dispositions due to court-ordered domestic relations orders, or in the event of extreme volatility in our stock price. All of our current NEOs were in compliance with the policy as of March 31, 2023.

Our directors are also subject to stock ownership requirements as described on page 43 of this proxy statement under "Director Stock Ownership Guidelines."

Derivatives, Hedging and Pledging Transactions

We prohibit our directors, executive officers, employees and their respective related persons from engaging in hedging or monetization transactions, or any transaction that hedges or offsets, or is designed to hedge or offset, any decrease in the market value of our securities, such as prepaid variable forward contracts, equity swaps, collars and exchange funds. We also do not allow our directors, executive officers, and employees to buy or sell publicly traded options based on our common stock or to engage in short sales of our securities. The purpose of these policies is to align the interests, including the economic risk of ownership, of directors, executive officers, employees and shareholders.

We also discourage our directors, executive officers and employees from holding our common stock in a margin account or pledging our common stock as collateral for a loan. Any directors or executive officers who wish to pledge shares must first obtain the prior approval of our Chief Legal Officer and the Governance Committee. As noted above, any shares pledged as collateral will not count towards any executive officer's respective stock ownership requirement.

Compensation Committee Report on 2022 Executive Compensation

The Compensation Committee is responsible for establishing and administering World Fuel Service executive compensation programs. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement on Schedule 14A.

Ken Bakshi, Chair
Richard A. Kassar
Stephen K. Roddenberry
Jill B. Smart

April 20, 2023

Executive Compensation Tables

Summary Compensation Table

The following table summarizes the total compensation of our NEOs for the fiscal years ended December 31, 2022, 2021, and 2020 according to the rules promulgated by the SEC.

Name and Principal Position	Year	Salary	Stock Awards[3][4]	Option Awards	Non-Equity Incentive Plan Compensation[5]	Change in Non-Qualified Deferred Compensation Earnings[6]	All Other Compensation[7]	Total
Michael J. Kasbar *Chairman, President and Chief Executive Officer*	2022	$979,167	$11,560,815	$ —	$2,625,000	$ 3,497	$103,859	$15,272,338
	2021	900,000	3,100,053	—	1,099,000	2,706	39,807	5,141,566
	2020	900,000	3,532,077	1,000,001	1,040,000	5,146	37,733	6,514,957
Ira M. Birns *Executive Vice President and Chief Financial Officer*	2022	608,333	3,812,809	—	1,012,500	—	28,402	5,462,044
	2021	600,000	1,040,053	—	614,000	—	31,019	2,285,071
	2020	600,000	1,420,139	—	580,000	—	26,376	2,626,515
John P. Rau *Executive Vice President, Global Aviation, Land and Marine*	2022	608,333	3,299,397	—	1,005,000	—	25,288	4,938,018
	2021	600,000	590,061	—	534,875	—	24,374	1,749,310
	2020	600,000	912,286	—	420,000	—	23,364	1,955,650
Jeffrey P. Smith[1] *Former Executive Vice President and Chief Operating Officer*	2022	600,000	1,402,270	—	975,000	—	21,830	2,999,100
	2021	600,000	620,031	—	372,750	—	116,120	1,708,901
	2020	600,000	1,220,145	—	360,000	—	19,832	2,199,977
Michael J. Crosby[2] *Former Executive Vice President, Global Land*	2022	125,000	1,352,652	—	—	—	12,380	1,490,033
	2021	500,000	490,058	—	434,875	—	23,442	1,448,375
	2020	500,000	812,266	—	420,000	—	22,360	1,754,626

[1] Mr. Smith retired from his position as Executive Vice President and Chief Operating Officer, effective December 31, 2022.

[2] Mr. Crosby resigned from the Company, effective March 31, 2022. In connection with his resignation, the Company entered into a consulting agreement with Mr. Crosby pursuant to which he provides consulting services to the Company from April 1, 2022 through December 31, 2023 at a monthly consulting fee of $28,000. During 2022, Mr. Crosby received $252,000 in consulting fees pursuant to this consulting agreement. As a consultant, Mr. Crosby does not participate in any of the employee health or welfare benefits.

[3] The amounts shown represent the estimated aggregate grant date fair value of the awards made in the year indicated relating to RSUs and SSARs granted to the NEOs. The estimated grant date fair value of these awards is based on the grant date market value of our common stock as defined in our Omnibus Plan and is computed in accordance with FASB ASC Topic 718. Assumptions used in determining the aggregate grant date fair value of awards are set forth in Note 10 to the consolidated financial statements for the 2020 and 2021 fiscal years and Note 12 to the consolidated financial statements for the 2022 fiscal year, in each case in Item 15 of the respective Annual Reports on Form 10-K.

[4] For 2022, the Stock Awards column for the NEOs reflects:

    a. The RSUs issued in connection with the 2021 annual incentive program based on EBITDA Growth that were awarded in March 2022, which amounts are as follows:

Name	Number of Shares Awarded	Fair Market Value
Kasbar	39,441	$1,001,013
Birns	22,302	566,025
Rau	17,834	452,627
Smith	11,909	302,250
Crosby	13,894	352,630

b. The three-year Performance RSUs that were awarded in March 2022. A determination of the amount of the Performance RSUs, if any, that will be earned will be made in March 2025. See "Grants of Plan Based Awards Table" for more information.

c. The Transformational Awards that were awarded in November 2022. See "Compensation Discussion and Analysis – 2022 Transformational Awards" for the target values approved by the Compensation Committee. For accounting purposes, the grant date fair value of the Transformation Awards is based on a Monte Carlo valuation. Consequently, the grant date fair values included in the Summary Compensation Table differ from the target values approved by the Compensation Committee.

(5) For 2022, this amount reflects an annual cash incentive award earned by each NEO.

(6) Reflects interest accrued in connection with a portion of the bonus earned by Mr. Kasbar for the 2002 fiscal year, which was deferred pursuant to a provision of his previous employment agreement that provided that any amount so deferred would be credited with interest at the prime rate as published in the Wall Street Journal (the "Kasbar Accrued Interest"). The portion reflected in this column is the portion of the Kasbar Accrued Interest that constitutes "above market earnings" within the meaning of the applicable SEC rules. The full amount of the Kasbar Accrued Interest is reflected in the "Non-Qualified Deferred Compensation Table" on page 66 of this proxy statement.

(7) Details of the 2022 amounts are set forth below in the "All Other Compensation Table".

ALL OTHER COMPENSATION

Name	Insurance & Health Benefits(1)	Country Club Membership Dues	Matching Contributions to 401(k)(2)	Legal Fees(3)	Total
Kasbar	$16,697	$15,012	$ 9,150	$63,000	$103,859
Birns	$12,752	$ 6,500	$ 9,150	—	$ 28,402
Smith	$10,905	—	$10,925	—	$ 21,830
Crosby	$ 2,130	$ 6,500	$ 3,750	—	$ 12,380
Rau	$ 9,638	$ 6,500	$ 9,150	—	$ 25,288

(1) The amounts shown in this column reflect premiums associated with individual disability insurance and executive life insurance, both of which are available for Company management-level employees, and for Messrs. Kasbar and Birns, certain health insurance reimbursements.

(2) The amounts shown in this column reflect our matching contributions under our 401(k) plan, which is available for all our employees. Includes, with respect to Mr. Smith, a true-up contribution made to the 401(k) plan in 2022 in respect of contributions made in 2021. For more information about our 401(k) Plan, please see the discussion under "Retirement and Deferred Compensation" on page 59 of this proxy statement.

(3) The Compensation Committee agreed to reimburse Mr. Kasbar's legal fees incurred in connection with his amended and restated employment agreement pursuant to the terms of the amended and restated employment agreement Mr. Kasbar agreed to (i) terminate his modified single in the previous agreement upon a change in control and (ii) delete the evergreen provision in his prior agreement.

Grants of Plan-Based Awards

The following table provides additional information about stock awards and equity and non-equity incentive plan awards granted to our NEOs during the year ended December 31, 2022.

Name	Grant Date	Committee Approval	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Award Type	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards(7) ($)
			Threshold ($)	Target ($)	Maximum ($)		Threshold (#)	Target (#)	Maximum (#)		
Michael J. Kasbar	n/a	03/10/2022	525,000	1,050,000	2,100,000	(1)					
	n/a	03/10/2022	—		700,000	(2)					
	03/15/2022	03/10/2022				PSU(3)	21,277	106,383	212,766		2,700,001
	03/15/2022	03/10/2022				RSU(4)				70,922	1,800,000
	03/15/2022	03/10/2022				RSU(5)				39,441	1,001,013
	11/10/2022	11/08/2022				PSU(6)	90,580	181,160	362,320		6,059,802

Name	Grant Date	Committee Approval	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Award Type	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[7] ($)
			Threshold ($)	Target ($)	Maximum ($)		Threshold (#)	Target (#)	Maximum (#)		
Ira M. Birns	n/a	03/10/2022	202,500	405,000	810,000	(1)					
	n/a	03/10/2022	—		270,000	(2)					
	03/15/2022	03/10/2022				PSU[3]	7,329	36,644	73,288		930,025
	03/15/2022	03/10/2022				RSU[4]				24,429	620,008
	03/15/2022	03/10/2022				RSU[5]				22,302	566,025
	11/10/2022	11/08/2022				PSU[6]	25,363	50,725	101,450		1,696,751
John P. Rau	n/a	03/10/2022	195,000	390,000	780,000	(1)					
	n/a	03/10/2022	—		260,000	(2)					
	03/15/2022	03/10/2022				PSU[3]	5,437	27,187	54,374		690,006
	03/15/2022	03/10/2022				RSU[4]				18,125	460,013
	03/15/2022	03/10/2022				RSU[5]				17,834	452,627
	11/10/2022	11/08/2022				PSU[6]	25,363	50,725	101,450		1,696,751
Jeffrey P. Smith	n/a	03/10/2022	195,000	390,000	780,000	(1)					
	n/a	03/10/2022	—		260,000	(2)					
	03/15/2022	03/10/2022				PSU[3]	5,201	26,005	52,010		660,007
	03/15/2022	03/10/2022				RSU[4]				17,337	440,013
	03/15/2022	03/10/2022				RSU[5]				11,909	302,250
Michael J. Crosby[8]	n/a	03/10/2022	195,000	390,000	780,000	(1)					
	n/a	03/10/2022	—		260,000	(2)					
	03/15/2022	03/10/2022				PSU[3]	4,728	23,641	47,282		600,009
	03/15/2022	03/10/2022				RSU[4]				15,761	400,014
	03/15/2022	03/10/2022				RSU[5]				13,894	352,630

[1] The amounts shown reflect the threshold, target and maximum payouts that could have been earned as 2022 annual performance-related cash incentive awards. For 2022, our EBITDA Growth resulted in a maximum payout of EBITDA incentive at 200% of target. Please see the discussion regarding the compensation programs for the NEOs beginning on page 45 of this proxy statement for additional information.

[2] The amounts shown include the threshold and maximum payouts that could have been earned as strategic objective cash incentive awards. For 2022, strategic objectives were earned at 75% of maximum, and John Rau was awarded an additional $30K in EBITDA incentive in recognition of his increased responsibilities and overall performance. Please see the discussion regarding the compensation programs for the NEOs beginning on page 45 of this proxy statement for additional information.

[3] The amounts shown reflect the performance RSU awards issued under the LTIP at the threshold, target and maximum levels based on the EPS Growth, as modified by our ROIC, for the three-year period beginning on January 1, 2022 and ending on December 31, 2024. Depending on the percentage of ROIC achieved for the period, the range of payout based on EPS Growth will be as follows: (i) threshold— 20% to 30% of target, (ii) target—80% to 120% of target, (iii) maximum—160% to 200% of target.

[4] The amounts shown reflect the annual RSUs issued to our NEOs, which are subject to service-based vesting and vest one-third annually beginning in March 2023.

[5] The amounts shown reflect the RSUs issued to our NEOs in respect of 2021 annual performance, which are subject to service-based vesting and vest one-third annually beginning March 2023.

[6] The amounts shown reflect the Performance RSU awards issued in November 2022 for Messrs. Kasbar, Birns and Rau and are earned based on the Company's absolute total shareholder return over the three-year performance period beginning on the grant date and ending on November 10, 2025. Depending on the compound annual growth of the Company's shareholder return ("CAGR TSR") on November 10, 2025 (the "Measurement Date"), the range of payout will be as follows: (i) threshold— 50% of target, (ii) target—100% of target, (iii) maximum—200% of target. For purposes of this table, the lowest level of the threshold ranges, the midpoint of the target ranges and the highest level of the maximum ranges are assumed. Please see "Compensation Discussion and Analysis – 2022 Transformational Awards".

[7] The amounts shown reflect the estimated aggregate grant date fair value of the stock awards. The estimated aggregate fair value of our stock awards is based on the grant date market value of our common stock, as defined in the 2021 Plan and is computed in accordance with FASB ASC Topic 718. The fair value of the Performance RSU awards issued in November 2022 for Messrs. Kasbar, Birns and Rau are estimated based on a Monte Carlo simulation and computed in accordance with FASB ASC Topic 718.

[8] Mr. Crosby forfeited all RSUs and PRSUs awarded to him in 2022 in connection with his resignation in March 2022.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards at fiscal year-end, or December 31, 2022, for our NEOs.

		Option Awards					Stock Awards		Equity Incentive Plan Awards	
		Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards						
Name	Equity Award Grant Date	Exercisable	Unexercisable[1]	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3][4] ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3][4] ($)
Michael J. Kasbar	03/15/2018	93,285			27.52	03/15/2023				
	03/15/2018	76,219			23.93	03/15/2023				
	03/15/2019	109,290			29.68	03/15/2024				
	03/15/2020		145,349		23.39	03/15/2025				
	03/15/2020						26,939	736,243		
	03/15/2021						7,462	203,936		
	03/31/2021						28,410	776,445		
	03/15/2022						39,441	1,077,923		
	03/15/2022						70,922	1,938,298		
	03/15/2020						74,989	2,049,449	37,495	1,024,725
	03/31/2021						48,296	1,319,930	24,148	659,965
	03/15/2022						106,383	2,907,447	127,660	3,488,937
	11/10/2022						181,160	4,951,103	90,580	2,475,551
Ira M. Birns	03/15/2018	46,642			27.52	03/15/2023				
	03/15/2020						10,589	289,397		
	03/15/2021						6,343	173,354		
	03/15/2022						22,302	609,514		
	03/15/2022						24,429	667,645		
	03/15/2020						30,878	843,896	15,439	421,948
	03/31/2021						19,887	543,512	9,944	271,756
	03/15/2022						36,644	1,001,481	43,973	1,201,777
	11/10/2022						50,725	1,386,314	25,363	693,157
John P. Rau	03/15/2018	27,986			27.52	03/15/2023				
	03/15/2020						6,797	185,762		
	03/15/2021						2,612	71,386		
	03/15/2022						17,834	487,403		
	03/15/2022						18,125	495,356		
	03/15/2020						19,851	542,528	9,926	271,264
	03/31/2021						12,785	349,414	6,393	174,707
	03/15/2022						27,187	743,021	32,624	891,625
	11/10/2022						50,725	1,386,314	25,363	693,157
Jeffrey P. Smith	03/15/2018	46,642			27.52	03/15/2023				
	03/15/2020						10,589	289,397		
	03/15/2021						2,239	61,192		
	03/15/2022						11,909	325,473		
	03/15/2022						17,337	473,820		
	03/15/2020						22,056	602,790	11,028	301,395
	03/31/2021						14,205	388,223	7,103	194,111
	03/15/2022						26,005	710,717	31,206	852,860

[1] The SSARs vest on the third anniversary of the grant date, subject to earlier vesting upon a change of control or qualifying termination of employment.

[2] The RSUs generally vest in either three equal annual installments beginning on the first anniversary of the grant date or on a three-year cliff basis (subject to any applicable performance conditions), except for the November 10, 2022 Transformation Awards for Messrs. Kasbar, Birns and Rau, the vesting for which is described below in note (4). All of these RSUs are subject to earlier vesting upon a change of control or qualifying termination of employment.

[3] The amounts in this column are based on the closing price of our common stock on December 30, 2022 of $27.33.

[4] This amount reflects the number of Performance RSUs that would be earned by the NEO based on the target level of performance for the three-year period beginning with the year of the grant. With the exception of the November 2022 Transformational Awards, any earned portion will vest on the date after December 31st of the third year of the performance period, when the Compensation Committee certifies in writing the extent to which the requisite performance level has been achieved for the performance period based upon our audited financial statements, but in no event later than March of that year. For the November 2022 Transformational Awards for Messrs. Kasbar, Birns and Rau, any earned awards will vest 50% on the date on which the Compensation Committee determines the extent to which the performance goal has been achieved following the three-year performance period, with the remaining 50% of any earned awards vesting on the fourth anniversary of the grant date.

Option Exercises and Stock Vested

The following table sets forth the stock vested during the year ended December 31, 2022 for our NEOs.

	Stock Awards	
Name	Number of Shares Acquired on Vesting[1]	Value Realized on Vesting[2]
Michael J. Kasbar	50,467	$1,280,852
Ira M. Birns	21,567	$ 547,370
John P. Rau	13,404	$ 340,194
Jeffrey P. Smith	38,165	$1,010,031
Michael J. Crosby	13,404	$ 340,194

[1] The amounts shown in this column reflect the number of RSUs that vested for each NEO. Upon vesting, we withheld a sufficient number of shares to cover the NEOs tax liability associated with the vesting. Thereafter, each of the NEOs received the following number of net shares of our common stock: Mr. Kasbar—30,607, Mr. Birns—13,079, Mr. Smith—23,145, Mr. Rau—8,129, and Mr. Crosby—8,129.

[2] The amount shown in this column reflects the value realized upon vesting which is calculated by multiplying (a) the closing price of our common stock on the vesting date by (b) the number of shares of RSUs that vested. The value realized does not represent cash received by the NEO; rather, such amount will depend on the price at which the acquired shares are ultimately disposed of by the NEO.

Non-Qualified Deferred Compensation

We offer our executives and other senior employees based in the U.S. an opportunity to defer compensation under our non-qualified deferred compensation plan, or NQDC. Pursuant to the NQDC, participants may defer up to 75% of their base salary and up to 90% of any annual bonus, on a pre-tax basis, and an additional amount equal to any "excess contributions" that are refunded to them from the 401(k) Plan. We do not match any participant deferrals under the NQDC. Participants can elect from a variety of investment choices for their deferred compensation and gains and losses on these investments are credited to their respective accounts. Participants may elect, depending on whether their termination is in connection with retirement or otherwise, to receive deferred amounts in a lump sum, in annual installments over a period of up to ten years, or in a partial lump sum with the balance paid in installments. However, these payments are accelerated upon a change of control or the death of the participant. The following table sets forth non-qualified deferred compensation during the year ended December 31, 2022 for the NEOs set forth below.

Name	Executive Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Balance at Last Fiscal Year-End
Michael J. Kasbar[1]	$ —	$ 12,736	$ 272,218
Jeffrey P. Smith	787,206[2]	(844,561)	5,121,442

[1] Mr. Kasbar's prior employment agreement provided that any bonuses payable to him that would not be deductible under Section 162(m) for the year earned would be deferred until a fiscal year in which it would be deductible (or until the year in which Mr. Kasbar's employment terminates or the employment agreement expires), and that any amount so deferred would be credited with interest at the prime rate as published in the Wall Street Journal. A portion of the bonus earned by Mr. Kasbar for the 2002 fiscal year, equal to $109,375, was deferred pursuant to that provision of his employment agreement and remains unpaid. The portion of these earnings in the last fiscal year that constitute "above market earnings" within the meaning of the applicable SEC rules, is reflected in the "Summary Compensation Table" on page 62 of this proxy statement.

[2] Represents the amount Mr. Smith contributed to the NQDC during 2022. For more information on the NQDC, see "Retirement and Deferred Compensation" on page 59 of this proxy statement.

Potential Payments Upon Termination of Employment or Change of Control

Our amended and restated employment agreement with Mr. Kasbar (the "Kasbar Agreement") and executive severance agreement with Mr. Birns (the "Birns Agreement") each provides for the payment of certain compensation and benefits in the event of the termination of the executive's employment, the amount of which varies depending upon the reason for such termination. In lieu of entering into separate executive severance agreement with Mr. Rau in connection with his promotion to executive officer, our Board adopted an Executive Severance Policy ("ESP") applicable to Mr. Rau and other executives that the Compensation Committee may subsequently designate as a participating executive ("ESP Executive"). The ESP provides for the payment of certain severance payments and benefits in the event of a termination of such executives' employment in certain specified circumstances.

Each of the Kasbar Agreement, the Birns Agreement and the ESP provides for certain benefits (1) if the NEO's employment is terminated due to death or disability, (2) if the NEO's employment is terminated by the Company without "cause" (as that term is defined in the relevant agreement or arrangement) or (3) if the NEO terminates his employment with "good reason" (as that term is defined in the relevant agreement or arrangement, which for Mr. Rau is within two years after a Change of Control has occurred). If the employment of Mr. Kasbar or Mr. Rau is terminated without "cause" or for "good reason" within two years after a Change of Control, then the severance benefits are slightly higher. The actual amounts of such payments are set forth in the table below the relevant definitions.

Termination Without Cause

Kasbar Agreement—Under the Kasbar Agreement, "cause" means (i) an act or acts of fraud, misappropriation, embezzlement or material dishonesty by Mr. Kasbar, which result in or are intended to result in his personal enrichment at our expense; (ii) willful misconduct that results in material economic harm to us; (iii) a felony conviction or conviction for a crime involving moral turpitude; (iv) the willful and continued material failure of Mr. Kasbar to perform his duties under the Kasbar Agreement; (v) a willful and material breach by Mr. Kasbar of his non-compete, non-solicitation, non-disparagement or cooperation obligations under the Kasbar Agreement (and in the case of (ii) through (v) the failure to cure such breach); or (vi) a material breach by Mr. Kasbar of our Code of Conduct, Securities Trading Policy or any other related corporate and personnel policies generally applicable to our executives or employees.

Birns Agreement—Under the Birns Agreement, "cause" means, as reasonably determined by us in good faith, (i) the willful, material failure by Mr. Birns to perform the duties consistent with his position or to comply with the obligations of the Birns Agreement, or his willful, material failure to carry out the reasonable and lawful directions of our CEO, President or Board that are consistent with his position in each case, which he fails to cure promptly; (ii) any willful and material breach of our Code of Conduct or any other Company policy; (iii) Mr. Birns' gross negligence or willful misconduct which is harmful to us, monetarily or otherwise, including but not limited to fraud, misappropriation or embezzlement; (iv) use of alcohol, drugs or other similar substances during work hours, other than at a Company sanctioned event, or at any time in a manner that adversely affects his work performance; (v) being charged with a criminal offense that is any felony or is a misdemeanor involving moral turpitude; or (vi) a material breach of the Birns Agreement which by its nature, cannot be cured under (i).

ESP—Under the ESP, "cause" means, as determined by the Compensation Committee in good faith, (i) the failure by the ESP Executive to perform, in a reasonable manner, his or her duties as assigned by the Company or any subsidiary (or any successor company); (ii) any violation or breach by the executive of his or her employment agreement, consulting or other similar agreement with the Company or any subsidiary (or successor company), if any; (iii) any actual or threatened violation or breach by the ESP Executive of any non-competition, non-solicitation, non-disclosure and/or other similar agreement with the Company or any subsidiary (or successor company); (iv) any violation or breach by the ESP Executive of any Company policy; (v) any act by the ESP Executive of dishonesty or fraud that injures the reputation or business of, or causes harm to, the Company or any subsidiary (or successor company); (vi) the conviction of, or entry of a plea of guilty or nolo contendere to, a felony or a crime involving moral turpitude; or (vii) the ESP Executive's impeding of, interfering with, or failing to reasonably cooperate with an investigation authorized by the Company or any subsidiary or affiliate. In the event of a change of control, upon and during the two years following such change of control, clauses (i)-(v) above will be deemed to have the term "materiality" inserted as a qualifier to each instance of violation, breach or other misconduct by the ESP Executive.

None of the agreements or arrangements provide for any payment of severance or other post-termination benefits in the case of a termination for "cause," although our Deferred Compensation Plan requires repayment of prior earnings that have been deferred irrespective of the basis for employment being terminated and our paid-time-off policy provides that all employees are entitled to their accrued but unused vacation upon termination.

Termination for Good Reason

Kasbar Agreement—Under the Kasbar Agreement, "good reason" means (i) any reduction in the annual base salary of Mr. Kasbar to a level that is less than 85% of Mr. Kasbar's base salary for the immediately preceding year or our failure to pay or provide any material compensation or benefit other than an insubstantial and inadvertent failure that is remedied by us; (ii) following a change of control, our failure to provide Mr. Kasbar his total annual cash compensation, including bonus, total aggregate value of perquisites, total aggregate value of benefits or total aggregate value of long-term compensation equal to or higher than the highest level received by Mr. Kasbar in the preceding 6 months or 1 year, in certain cases, other than an insubstantial and inadvertent failure that is remedied by us; (iii) if we require Mr. Kasbar to be based at a location outside of Miami-Dade County, Florida; (iv) our failure to obtain any successor's agreement to perform and assume the Kasbar Agreement; and (v) without the express prior written consent of Mr. Kasbar, assigning Mr. Kasbar any duties that are materially inconsistent with his current position (including titles and reporting relationships) or making any other material adverse change in his position, authority, responsibilities or status.

Birns Agreement—The definition of "good reason" in the Birns Agreement means the occurrence of any of the following (i) the assignment of any duties to the executive that are materially inconsistent with his position, authority, duties or responsibility or any other action by us that results in a material diminution in his position, authority, duties or responsibilities, excluding any action not taken by us in bad faith and that is thereafter remedied by us; (ii) any reduction in, or failure to pay his base salary other than a reduction or failure remedied by us; (iii) within two years after the occurrence of a change of control, any failure by us to provide the executive with bonus and equity opportunities, or employee benefits and perquisites in the aggregate, that are not less than those provided to him in the calendar year immediately preceding the change of control, other than a failure not occurring in bad faith that is remedied by us; or (iv) if we require the executive to be based at any office or location outside of Miami-Dade or Broward County, Florida.

ESP—The definition of "good reason" under the ESP is substantially the same as the definition included in the Birns Agreement, except that the events have to have occurred within two years after a "Change of Control" (as defined in the ESP). Specifically, an ESP Executive will have the ability to terminate his or her employment with "good reason" upon the happening of any of the following within two years after a "Change of Control": (i) the assignment to the executive of any duties materially inconsistent with his or her position, authority, duties or responsibility or any other action by us that results in a material diminution in his or her position, authority, duties or responsibilities, excluding any action not taken by us in bad faith that is remedied by us; (ii) any reduction in, or failure to pay the executive's base salary other than a reduction or failure remedied by us; (iii) any failure by us to provide the executive his or her bonus (under any incentive plan) and equity opportunities, or employee benefits and perquisites in the aggregate, that are not less than those provided to the executive in the calendar year immediately preceding the change of control, other than a failure by us not occurring in bad faith or a failure by us that would not result in a material negative change to the executive; or (iv) if we require the executive to be based at any office or location that is not our corporate headquarters or outside of Miami-Dade or Broward County, Florida. In addition, "good reason" does not include any circumstances that are remedied by us after notice from the executive or the executive does not actually terminate employment within 6 months of the initial existence of any of the circumstances in (i)-(iv) above.

Change of Control

Under the Kasbar Agreement, the Birns Agreement and the ESP, a "change of control" is deemed to have occurred if (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), excluding any employee benefit plans, becomes the beneficial owner of at least (a) 30% (in the case of the ESP) or (b) 20% (in the case of the Kasbar Agreement or the Birns Agreement) of the combined voting power of our outstanding common stock; (ii) we merge, consolidate, reorganize or carry out any similar event which results in (a) the holders of our common stock prior to the event owning, directly or indirectly, less than 51% of the total voting power of the capital stock of the surviving entity or (b) in the case of the Kasbar Agreement, at least a majority of the members of the board of directors of the entity resulting from such transaction are not members of the Board at the time of the execution of the initial agreement or the action of the Board providing for such transaction; (iii) our current Board ceases to make up at least 2/3 of our Board, the board of the surviving company or the board of the controlling company, as the case may be, with the exception that any director whose election, or nomination for election, was approved by a vote of at least 2/3 of our current Board will be considered to be a member of our current Board; or (iv) we are liquidated or dissolved or we sell all or substantially all of our assets. In addition, the Kasbar Agreement provides that a change of control is deemed to have occurred, if we enter into an agreement or series of agreements or our Board passes a resolution that will result in the occurrence of any of the matters listed in (i)-(iv) above and Mr. Kasbar's employment is terminated after the execution of any such agreement or the passage of any such resolution, but before the occurrence of any of the foregoing maters in (i)-(iv) above; provided further, that such change of control will be deemed to have retroactively occurred on the date of the execution of the earliest of such agreements or the passage of such resolution.

Severance Payments and Benefits

<u>Kasbar Agreement</u>—As set forth below, upon the occurrence of a termination by Mr. Kasbar for "good reason", by the Company without "cause", following a "change of control" or non-renewal, we will make the following payments:

(i)   the Accrued Obligations (as defined in the Kasbar Agreement);

(ii) an amount equal to the product of (A) two (three for a covered termination following a change in control) and (B) the sum of (1) Mr. Kasbar's base salary and (2) his target bonus (collectively, "Severance Payments");

(iii) continued health insurance coverage in effect as of the termination date for Mr. Kasbar and his immediate family until Mr. Kasbar is no longer eligible for coverage under our health plans through COBRA or he becomes eligible for health insurance coverage through employment or services provided to another person or entity; and

(iv) a lump sum in the amount of $1,500,000 ($2,500,000 for termination following a change of control) within 5 business days of the last day of the restricted period

Upon the occurrence of a termination by Mr. Kasbar without "good reason", by the Company for "cause" or by the Company due to Mr. Kasbar's death or disability, Mr. Kasbar will be entitled to the payments specified in (i) above.

<u>Birns Agreement and ESP</u>—As set forth in the table below, under the Birns Agreement and the ESP, upon the occurrence of a termination by the Company without "cause" or by the executive for "good reason" we will make the following payments:

(i)   an amount equal to accrued but unpaid base salary and benefits (including accrued but unused vacations) through the date of termination, in the case of Mr. Birns, or Accrued Obligations (as defined in the ESP) such Accrued Obligations to be paid no later than 60 days after the date of termination, in the case of an ESP Executive;

(ii) any unpaid bonus for the year prior to the year of termination to be paid on the same date that bonuses are paid to our other senior executive officers;

(iii) a prorated bonus for the calendar year in which the executive's employment is terminated, however, no prorated bonus will be paid if the executive's termination date occurs before the payment of bonuses for the prior calendar year. Any such bonus will be prorated based on the bonus the executive would have earned if he or she had remained employed by us for the entire year. Any such bonus will be paid on the same date that bonuses are paid to our other senior executive officers;

(iv) continued health insurance coverage in effect as of the termination date for the executive and his or her immediate family, or covered dependents in the case of the ESP, for a period of up to 18 months. Such coverage will terminate earlier if the executive becomes eligible for health insurance coverage through employment or services provided to another person or entity, or, in the case of the ESP, if the executive attains the age of 65; and

(v) in the case of Mr. Birns, a severance payment in an amount equal to two times base salary as of the termination date and, in the case of the ESP, a multiple (one or two times as determined by the Compensation Committee) of the executive's base salary as of the termination date, which will be paid, in either case, to each executive in regular payroll installments over a 24-month period following termination.

Upon the occurrence of a termination due to death or disability, Mr. Birns will be entitled to the payments specified in (i)-(iii) above and, under the ESP, Mr. Rau will be entitled to the payments specified in (i)-(iv) above.

Potential Payments Upon Termination Table

The estimated payments and benefits that would be provided to each of the NEOs pursuant to their respective agreements or the ESP, as the case may be, as a result of (1) termination by the Company for "cause" or by the executive without "good reason", (2) termination by the Company without cause, (3) termination by the executive for "good reason", (4) termination by the Company without "cause" or by the executive for "good reason" within two (2) years of a "change of control", and (5) termination due to death or disability are set forth in the table below. Calculations for this table are based on the assumption that the termination took place on December 31, 2022. In order to receive the benefits set forth below, an executive must satisfy any post-termination obligations and certain restrictive covenants for a specified period of time after the termination event for any cash severance payment to be made. We have the right to not pay or provide these benefits or discontinue the payment and provision of these benefits if the executive fails to satisfy such obligations.

	Severance Payment[1]	Pro-Rata Bonus[2]	Medical Benefits[3]	Total[4]
Michael J. Kasbar				
Termination by Company for Cause or by Executive Without Good Reason	$ —	$ —	$ —	$ —
Termination by Company Without Cause[5] or by Executive for Good Reason	5,500,000	2,625,000	—	8,125,000
Termination by Company Without Cause or by Executive for Good Reason within two (2) years of a Change of Control	8,250,000	2,625,000	—	10,875,000
Death or Disability	—	2,625,000	—	2,625,000
Ira M. Birns				
Termination by Company for Cause or by Executive Without Good Reason	—	—	—	—
Termination by Company Without Cause or by Executive for Good Reason	1,400,000	1,012,500	44,915	2,457,415
Termination by Company Without Cause or by Executive for Good Reason within two (2) years of a Change of Control	1,400,000	1,012,500	44,915	2,457,415
Death or Disability	—	1,012,500	—	1,012,500
John P. Rau				
Termination by Company for Cause or by Executive Without Good Reason	—	—	—	—
Termination by Company Without Cause	1,400,000	810,000	37,183	2,247,183
Termination by Company Without Cause or by Executive for Good Reason[6] within two (2) years of a Change of Control	1,400,000	1,005,000	37,183	2,442,183
Death or Disability	—	1,005,000	37,183	1,042,183
Jeffrey P. Smith				
Termination by Company for Cause or by Executive Without Good Reason	—	—	—	—
Termination by Company Without Cause	600,000	780,000	44,915	1,424,915
Termination by Company Without Cause or by Executive for Good Reason[6] within two (2) years of a Change of Control	600,000	975,000	44,915	1,619,915
Death or Disability	—	975,000	44,915	1,019,915

[1] The amounts in this column are the severance payments payable to our NEOs upon the occurrence of the relevant event. For Messrs. Birns, Smith and Rau, this represents a severance payment equal to a multiple of their base salary as of the termination date (based on their actual salary as of December 31, 2022), payable over a 24-month period.

[2] The amounts in this column are the bonuses payable to the NEO, prorated through the date of termination. Amounts are paid when, and to the extent that, they would have been paid had the NEO's employment not terminated. For Messrs. Kasbar and Birns, this amount reflects the amounts earned by the executive for the year-ended December 31, 2022. For Messrs. Smith and Rau this amount reflects the amounts earned by the NEO for the year-ended December 31, 2022, other than any bonuses that may be earned based on achievement of non-financial objectives, which are payable at target only in the case of death or disability or upon a termination without cause or for good reason within the two-year period following a change of control.

[3] Each NEO is entitled to receive continuation of their medical benefits generally for 18 months following the date of termination. This column reflects the current cost of COBRA premiums for such period and for purposes of this table, we have assumed the maximum premiums would be paid.

[4] The totals in this column do not include (i) additional amounts payable to the executive under the Company's other employment programs that are applicable to all employees and (ii) any amounts that may be realized upon acceleration of outstanding equity to the extent that such executive is terminated, including after a "change of control". Specifically, in accordance with the Company's policies, upon any termination, all employees are entitled to certain accrued obligations including salary earned through the date of termination, unreimbursed business expenses incurred in accordance with Company policy and a payment for unused paid time off. In addition, Mr. Kasbar is entitled to receive his non-qualified deferred compensation from a previously earned bonus upon any separation from us. Please see "Non-Qualified Deferred Compensation" table beginning on page 66 for an explanation of this amount.

[5] If Mr. Kasbar's employment agreement is not renewed at the end of its term, Mr. Kasbar is entitled to the same amount of payments and benefits as if he were terminated without "cause".

[6] As discussed above, our ESP defines "good reason" to have occurred only if certain events have happened within two years after a "change of control" has occurred. Consequently, for Messrs. Smith and Rau, any termination by him of his employment absent a "change of control" would be deemed a Termination without "good reason".

Equity Treatment

Our outstanding equity awards are subject to a "double-trigger" in the event of a Change of Control where the awards are replaced or substituted by the acquiror. Consequently, in addition to the amounts set forth in the table above, outstanding equity held by each of the NEOs would only accelerate to the extent that such executive was terminated in the two years following a "change of control". Specifically, (i) our outstanding service-based SSARs would vest and be exercisable until the earlier of (a) two years plus 90 days following the termination date or (b) the expiration date, (ii) our service-based RSUs would vest and (iii) our outstanding RSUs and SSARs granted under any LTIP would vest at either target or actual, as determined by the Compensation Committee, depending on the date of termination. Any LTIP SSARs are thereafter exercisable until the earlier of: (a) one year after the termination date, or (b) the expiration date. With respect to any of the SSARs that vest as set forth above, the executive would be entitled to receive shares with a value equal to the difference between the exercise price of the SSAR, which ranges from $23.39 to $36.25, and the closing price of our common stock on the date of exercise.

Our equity award agreements further provide that the outstanding equity awards held by our NEOs will pro-rata accelerate upon a termination without "cause" or upon death or disability. Mr. Kasbar's employment agreement also provides that, in addition to the conditions for acceleration set forth above, the outstanding equity held by him will accelerate upon a termination with "good reason" or upon the non-renewal of his employment agreement.

3 NON-BINDING, ADVISORY VOTE ON EXECUTIVE COMPENSATION

Introduction

The Board recognizes that executive compensation is an important matter for our shareholders. The guiding principles of our executive compensation philosophy and practice continue to be to: (i) attract, motivate and retain the exceptional management talent required to achieve above average growth and profitability, (ii) focus on rewarding the types of performance that increase shareholder value, (iii) link executive compensation to our long term strategic objectives and (iv) align executives' interests with those of our shareholders.

Pursuant to amendments to Section 14A of the Exchange Act, we are asking our shareholders to vote to approve or not approve, on a non-binding, advisory basis, the executive compensation philosophy, policies and procedures described in the Compensation Discussion and Analysis section beginning on page 45 of this proxy statement, and the compensation of our NEOs, as disclosed in this proxy statement. As an advisory vote, the results of this vote will not be binding on us, our Board or the Compensation Committee. However, our Board and Compensation Committee value the opinions of our shareholders, and will consider the outcome of this vote when making future decisions on the compensation of our NEOs and evaluating our executive compensation principles, policies and procedures.

The Board believes that our executive compensation programs follow the guiding principles stated above. In order to align the interests of our senior executives with those of our shareholders, our executive compensation framework emphasizes the following:

- *Total compensation is tied to performance.* The majority of total executive compensation is variable and delivered on a pay-for-performance basis.
- *Long-term equity compensation aligns executives' and shareholders' interests.* Our NEOs receive equity awards, which generally have multi-year vesting requirements.

Accordingly, we are asking our shareholders to vote, in an advisory manner, "FOR" the adoption of the following resolution:

> *"RESOLVED, that the compensation paid to our NEOs, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion above is hereby APPROVED."*

VOTE REQUIRED

The affirmative vote of a majority of the votes cast on the proposal is required for the approval of the non-binding, advisory vote on executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ADOPTION OF THE RESOLUTION APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS SECTION.

4 NON-BINDING, ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

Introduction

Pursuant to amendments to Section 14A of the Exchange Act, we are required to provide our shareholders with the opportunity to vote, on an advisory, non-binding basis, for their preference as to whether future advisory votes on the compensation of our named executive officers should occur every one, two or three years. A shareholder advisory vote on executive compensation (such as Proposal No. 3 in this Proxy Statement) is referred to as a "Say on Pay Proposal". At our 2017 annual meeting of shareholders, our shareholders voted to hold an annual advisory vote on our executive compensation program. Accordingly, we have submitted Say on Pay proposals on the compensation of our named executive officers at every subsequent annual meeting.

We are required to hold a vote on the frequency of Say on Pay Proposals every six years. In this Proposal 4, we are again asking for shareholder input as to whether, after this year, a Say on Pay Proposal should occur every one, two or three years.

After careful consideration, our Board recommends that we continue to conduct an annual advisory vote on executive compensation. Our Board believes that an annual advisory vote is the best approach for our Company and our shareholders. An annual advisory vote provides more frequent shareholder feedback to our Board, the Compensation Committee and management regarding our executive compensation programs and policies. As in the past six years, our Board, Compensation Committee and management intend to consider this advisory vote as part of the design of our executive compensation programs and communication of such programs to our shareholders.

The Board will carefully consider the outcome of the vote when making future decisions regarding the frequency of advisory votes on executive compensation. However, because this vote is advisory and not binding, the Board may decide that it is in the best interests of the Company and our shareholders to hold an advisory vote more or less frequently than the alternative that has been selected by our shareholders.

VOTE REQUIRED

The frequency (every one, two or three years) receiving the highest number of votes will be deemed to be the choice of our shareholders with respect to the non-binding, advisory vote on the frequency of future advisory votes on executive compensation. You are not voting to approve or disapprove the recommendation of the Board. You may choose to vote for a frequency of every "one year," every "two years," every "three years" or you may abstain from voting on this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE FREQUENCY OF "EVERY 1 YEAR" ON FUTURE ADVISORY SHAREHOLDER VOTES ON EXECUTIVE COMPENSATION.

5 RATIFICATION OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

Introduction

The Audit Committee appoints, compensates, retains and oversees our auditors. The Audit Committee engages in an annual evaluation of the independent registered certified public accounting firm, or "independent auditor," its qualifications, performance and independence and considers the advisability and potential impact of selecting a different independent auditor.

The Audit Committee has selected PwC to serve as our independent auditor for 2023. In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit service to us. For lead and concurring review audit partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of our lead audit partner pursuant to this rotation policy includes meetings between the Chairman and the members of the Audit Committee and the candidates for the role, as well as discussion by the full committee with input from management.

The Audit Committee and the Board believe that the continued retention of PwC as our independent auditor is in our best interests and those of our shareholders, and we are asking our shareholders to ratify the selection of PwC as our independent auditor for 2023. Although the Board is submitting the selection of PwC to our shareholders for ratification, the Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. If our shareholders do not ratify the selection of PwC as our independent auditor, other independent registered certified public accounting firms will be considered by our Audit Committee, but the Audit Committee may nonetheless choose to engage PwC. Even if the appointment is ratified, the Audit Committee may, in its discretion, select a different independent registered certified public accounting firm at any time during the year if it determines that such a change would be in the best interest of our Company and our shareholders.

Representatives of PwC are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire and will be available to respond to questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM FOR THE 2023 FISCAL YEAR.

Fees and Services of PricewaterhouseCoopers LLP

The following table presents aggregate fees for professional audit services rendered by PwC for the audit of our consolidated financial statements for the fiscal years ended December 31, 2022 and 2021, and fees billed for other services rendered by PwC during those periods.

Services Rendered

	(in millions)	
	2022	**2021**
Audit Fees[1]	$6.4	$5.9
Audit-Related Fees[2]	0.4	0.2
Tax Fees[3]	1.0	0.5
All Other Fees	—	—
Total	$7.8	$6.6

[1] These amounts represent fees for professional services rendered for the audits of our consolidated financial statements included in our Annual Report on Form 10-K, reviews of the quarterly consolidated financial statements included in our quarterly reports on Form 10-Q, statutory audits, the assessment of our internal control assertions required by Section 404 of the Sarbanes-Oxley Act of 2002 and other SEC filings and accounting consultations on matters related to the annual audits or interim reviews.

[2] These amounts represent fees for professional services rendered in connection with service organization control reports in each of 2022 and 2021, as well as fees associated with the filing of our Form S-8 registration statement in 2021.

[3] This amount represents fees for tax consulting and compliance services in our U.S. and non-U.S. locations.

Audit Committee Pre-Approval Policy

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board ("PCAOB") regarding auditor independence, the Audit Committee (i) appoints, (ii) negotiates and sets the compensation of and (iii) oversees the performance of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a pre-approval policy for all audit and permitted non-audit services performed by our independent auditors to ensure that providing such services does not impair the auditors' independence. There are two types of pre-approvals under the policy, general and specific. Under the general type of pre-approval, proposed services are pre-approved on a categorical basis for up to 12 months and must be detailed as to the particular services provided and sufficiently specific and objective so that no judgments by management are required to determine whether a specific service falls within the pre-approved category. The Audit Committee reviews the general pre-approval categories on a periodic basis and approves the fee levels for each category annually. Under the specific type of pre-approval, proposed services, such as the annual audit engagement terms and fees, are approved on a case-by-case basis. Any services that have not been generally pre-approved or that exceed the approved fee levels must be specifically pre-approved. Specific pre-approval must be obtained from the Audit Committee.

The Audit Committee has delegated the authority to the Chairman of the Audit Committee to pre-approve audit and permitted non-audit services to be provided by our independent auditor so long as such services: (a) involve fees of less than $100,000, and (b) are subsequently reported to and approved by the full Audit Committee at its next scheduled meeting. The Audit Committee approved all services provided by, and all fees paid to, PwC. The Audit Committee has considered the services provided by PwC as described above and has determined that such services are compatible with maintaining PwC's independence.

Report of the Audit Committee

The Audit Committee has reviewed and discussed with management and with the independent registered certified public accounting firm the audited consolidated financial statements for the 2022 fiscal year. The Audit Committee has also performed the other reviews and duties set forth in its charter. The Audit Committee discussed with the independent registered certified public accounting firm the matters required to be discussed by Auditing Standard No. 1301, Communication with Audit Committees, as adopted by the PCAOB.

Additionally, the Audit Committee has: (i) received the written disclosures and the letter from the independent registered certified public accounting firm required by the applicable requirements of the PCAOB regarding the independent registered certified public accounting firm's communications with the Audit Committee concerning independence; (ii) considered whether the provision of tax and accounting research and other non-audit services by our independent registered certified public accounting firm is compatible with maintaining their independence; and (iii) discussed with the independent registered certified public accounting firm their independence from us and our management.

In reliance on the foregoing reviews and discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements referred to above be included in our Annual Report on Form 10-K for the 2022 fiscal year for filing with the SEC.

In determining whether to reappoint PwC as our independent registered certified public accounting firm for 2023, the Audit Committee considered the qualifications, performance and independence of the firm and the audit engagement team, together with the following factors:

- PwC's capabilities to handle the breadth and complexity of our global operations;
- PwC's familiarity with our industry, accounting policies, financial reporting process, and internal control over financial reporting;
- the quality and candor of PwC's communications with the Audit Committee and management;
- external data on the firm's audit quality and performance, including recent PCAOB reports on PwC and its peer firms;
- the performance of the lead engagement partner and the other professionals on our account; and
- the appropriateness of PwC's fees based on the scope of activities.

In light of the Audit Committee's views on the performance of PwC, it is the Audit Committee's belief that continuing to retain PwC is in our best interest and those of our shareholders. Consequently, the Audit Committee has appointed PwC as our independent registered certified public accounting firm for fiscal year 2023 and recommends that shareholders ratify the appointment at the Annual Meeting.

John L. Manley, Chair
Jorge L. Benitez
Richard A. Kassar
Sharda Cherwoo

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate future filings, including this proxy statement, in whole or in part, the Report of the Audit Committee and the Compensation Committee Report above shall not be incorporated by reference into this proxy statement.

March 22, 2023

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of April 17, 2023 (the "Reporting Date"), by (i) each person known to us to beneficially own more than 5% of our outstanding common stock; (ii) our named executive officers for the fiscal year ended December 31, 2022; (iii) each director and nominee for director and (iv) all of our current executive officers and directors as a group. Except as shown in the table, no other person is known by us to beneficially own more than 5% of our outstanding common stock.

Name of Beneficial Owner[1]	Number of Shares of Common Stock Beneficially Owned[2]	Percent[2]
Holding more than 5%		
BlackRock, Inc.[3]	11,956,112	19.2%
The Vanguard Group, Inc.[4]	7,046,588	11.3%
Dimensional Fund Advisors LP[5]	4,298,233	6.9%
State Street Corporation[6]	3,318,518	5.3%
Named executive officers and directors:		
Michael J. Kasbar[7]	880,990	1.4%
Ira M. Birns[8]	125,550	*
Jeffrey P. Smith[9]	76,021	*
Michael J. Crosby[10]	5,708	*
John P. Rau[11]	67,635	*
Ken Bakshi[12]	43,724	*
Jorge L. Benitez[13]	39,741	*
Sharda Cherwoo[14]	20,542	*
Richard A. Kassar[15]	72,649	*
John L. Manley[16]	49,971	*
Stephen K. Roddenberry[17]	111,313	*
Jill B. Smart[18]	10,826	*
Paul H. Stebbins[19]	209,201	*
All current executive officers and directors as a group (11 persons)[20]	1,632,142	2.6%

*   Less than one percent.

[1]   Unless otherwise indicated, the address of each of the beneficial owners identified is c/o World Fuel Services Corporation, 9800 Northwest 41st Street, Miami, Florida 33178.

[2]   The number and percentage of shares beneficially owned by each person has been determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Accordingly, in determining the percentage of shares beneficially owned by each person, shares that may be acquired by such person within 60 days of the Reporting Date are deemed outstanding for purposes of determining the total number of outstanding shares for such person and are not deemed outstanding for such purpose for any other person. Unless otherwise indicated in the footnotes or table, each person or entity has sole voting and dispositive power with respect to the shares shown as beneficially owned. The number of shares of common stock that could be obtained on exercise of SSARs is calculated by (a) multiplying the number of outstanding SSARs which can be exercised within 60 days of the Reporting Date, by the difference between the closing price of $25.79 for our common stock on the Reporting Date and the SSAR exercise price and (b) dividing such number by $25.79. The percentages shown are based on 62,129,131 shares of common stock issued and outstanding on the Reporting Date.

[3]   Based on information contained in a Schedule 13G/A, as filed with the SEC on January 24, 2023, by BlackRock, Inc., 55 East 52nd Street, New York, NY 10055. The Schedule 13G/A indicates that BlackRock, Inc. is the beneficial owner of 11,956,112 shares of our outstanding common stock, of which they hold sole voting power with respect to 11,598,059 shares and sole dispositive power with respect to all of the beneficially owned shares.

[4] Based on information contained in a Schedule 13G/A filed with the SEC on February 9, 2023, by The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355. The Schedule 13G/A indicates that The Vanguard Group, Inc. holds sole voting power with respect to none of the shares, shared voting power with respect to 42,915 shares, sole dispositive power with respect to 6,949,509 shares and shared dispositive power with respect to 97,079 shares.

[5] Based on information contained in a Schedule 13G/A, as filed with the SEC on February 10, 2023 by Dimensional Fund Advisors LP, 6300 Bee Cave Road, Building One, Austin, TX 78746. The Schedule 13G/A indicates that Dimensional Fund Advisors LP has sole voting power with respect to 4,233,222 shares and sole dispositive power with respect to all of the beneficially owned shares.

[6] Based on information contained in a Schedule 13G, as filed with the SEC on February 7, 2023, by State Street Corporation, State Street Financial Center, One Lincoln Street, Boston, MA 02111. The Schedule 13G indicates that State Street Corporation has sole voting power with respect to none of the shares, shared voting power with respect to 3,168,717 of the shares, sole dispositive power with respect to none of the shares and shared dispositive power with respect to 3,318,518 of the shares.

[7] This amount includes 1,340 shares of common stock that are indirectly held by Mr. Kasbar's spouse. This amount includes 13,527 shares of common stock issuable pursuant to the settlement of SSARs that are exercisable within 60 days of the Reporting Date. This amount excludes 180,811 RSUs that have not yet vested. Pursuant to the terms of the agreements governing these equity awards, Mr. Kasbar has contractually agreed not to exercise any voting rights with respect to the shares prior to vesting. This amount also includes 403,784 shares that were pledged as collateral for a personal loan.

[8] This amount excludes 60,192 RSUs that have not yet vested. Pursuant to the terms of the agreements governing these equity awards, Mr. Birns has contractually agreed not to exercise any voting rights with respect to the shares prior to vesting.

[9] This amount excludes 20,618 RSUs that have not yet vested. Pursuant to the terms of the agreements governing these equity awards, Mr. Smith has contractually agreed not to exercise any voting rights with respect to the shares prior to vesting.

[10] The amount reported as beneficially owned by Mr. Crosby is based solely on information contained in the last Form 4 filed by Mr. Crosby with the SEC prior to the cessation of his employment, adjusted to give effect to subsequent transactions of which we are aware in connection with employment-related equity awards.

[11] This amount excludes 51,146 RSUs that have not yet vested. Pursuant to the terms of the agreements governing these equity awards, Mr. Rau has contractually agreed not to exercise any voting rights with respect to the shares prior to vesting.

[12] This amount includes 38,654 shares of common stock issuable pursuant to the settlement of RSUs and deferred stock units that are vested or will vest within 60 days of the Reporting Date. Upon settlement, 8,146 shares will be delivered to Mr. Bakshi in May 2023 and 30,508 shares will be delivered upon his departure from the Board.

[13] This amount includes 8,146 shares of common stock issuable pursuant to the settlement of RSUs that are vested or will vest within 60 days of the Reporting Date. Upon settlement of the RSUs, the shares will be delivered to Mr. Benitez in May 2023.

[14] This amount includes 7,310 shares of common stock issuable pursuant to the settlement of RSUs that are vested or will vest within 60 days of the Reporting Date. Upon settlement of the RSUs, the shares will be delivered to Ms. Cherwoo in May 2023.

[15] This amount includes 23,989 shares of common stock issuable pursuant to the settlement of RSUs that are vested or will vest within 60 days of the Reporting Date. Upon settlement of the RSUs, 7,310 shares will be delivered to Mr. Kassar in May 2023 and 16,679 shares will be delivered upon his departure from the Board.

[16] This amount includes 9,686 shares of common stock issuable pursuant to the settlement of RSUs that are vested or will vest within 60 days of the Reporting Date. Upon settlement of the RSUs, 7,937 shares will be delivered to Mr. Manley in May 2023 and 1,749 shares will be delivered upon his departure from the Board.

[17] This amount includes 24,407 shares of common stock issuable pursuant to the settlement of RSUs that are vested or will vest within 60 days of the Reporting Date. Upon settlement of the RSUs, 7,728 shares will be delivered to Mr. Roddenberry in May 2023 and 16,679 shares will be delivered upon his departure from the Board.

[18] This amount represents 7,310 shares of common stock issuable pursuant to the settlement of RSUs that are vested or will vest within 60 days of the Reporting Date. Upon settlement of the RSUs, the shares will be delivered to Ms. Smart in May 2023.

[19] This amount includes 6,893 shares of common stock issuable pursuant to the settlement of RSUs that are vested or will vest within 60 days of the Reporting Date. Upon settlement of the RSUs, the shares will be delivered to Mr. Stebbins in May 2023. 167,701 of the shares of common stock beneficially owned by Mr. Stebbins are held by an irrevocable trust, for which Mr. Stebbins serves as trustee.

[20] This amount includes an aggregate of 139,922 shares issuable pursuant to RSUs, SSARs and deferred stock units that vested, will vest, or are exercisable within 60 days of the Reporting Date.

Equity Compensation Plan Information

As of December 31, 2022, we had equity awards outstanding under our 2021 Plan and its predecessor equity plans. Only our 2021 Plan is authorized for future issuance of equity awards.

	Equity Compensation Plan Information as of December 31, 2022		
	(in millions, except exercise price)		
	Number of Securities to be Issued Upon Exercise of Outstanding Options, SSARs, Warrants and Rights[1]	**Weighted Average Exercise Price of Outstanding Options, SSARs, Warrants and Rights**[2]	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in column (a))**
	(a)	**(b)**	**(c)**
Equity compensation plans approved by security holders	2.99	$4.08	2.7
Equity compensation plans not approved by security holders	—	—	—
Total	2.99	$4.08	2.7

[1] Included in the number of securities in column (a) is (i) 2.98 million shares of Stock to be issued upon vesting of RSUs, which have no exercise price, and (ii) 0.01 million shares of Stock to issuable upon settlement of exercisable in-the-money SSARs. The number of shares of Stock issuable upon settlement of exercisable in-the-money SSARs is calculated using the closing price of our Stock on December 30, 2022 of $27.33. As of December 31, 2022, there were 0.55 million outstanding SSARs.

[2] Reflects the weighted average exercise price all of outstanding RSUs, which have no exercise price, and SSARs. The weighted average exercise price of SSARs only is $26.35.

Other Compensation Matters

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median annual total compensation of our employees and the annual total compensation of our Chief Executive Officer, Michael J. Kasbar.

As of December 31, 2022, our employee population consisted of approximately 5,200 individuals working at the Company and our subsidiaries, of which approximately half were located in the U.S. We selected December 31, 2022, the last day of our fiscal year, as the determination date for identifying the median employee.

We identified the median employee by calculating the amount of annual total cash compensation (salary plus bonus, commissions, and the portion of long-term cash awards paid in 2022) paid to all of our employees globally (other than our CEO). We did not make any cost-of-living or other adjustments in identifying the median employee. Accordingly, the median employee in 2022 was a full-time, salaried employee in the U.S.

Once we confirmed our 2022 median employee, we then calculated the 2022 annual total compensation for such employee in accordance with the requirements of the executive compensation rules for the Summary Compensation Table (Item 402(c)(2)(x) of Regulation S-K). Under this calculation, the median employee's annual total compensation in 2022 was approximately $63,557. With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of the Summary Compensation Table included in this proxy statement. The resulting ratio of the annual total compensation of our CEO to the annual total compensation of the median employee was 240 to 1.

Pay vs Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "Compensation Actually Paid" (or "CAP"), as defined by SEC rules, and certain of our financial performance metrics. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our performance, refer to the "Compensation Discussion and Analysis" section of this proxy statement.

Year (a)	Summary Compensation Table Total for PEO (b)	Compensation Actually Paid to PEO (c)	Average Summary Compensation Table Total Non-PEO NEOs (d)	Average Compensation Actually Paid to Non-PEO NEOs (e)	Value of Initial $100 Investment on 12/31/2019 Based On:		Net Income ($M) (h)	Adj. EBITDA ($M) (i)
					Company Total Shareholder Return (f)	Peer Group Total Shareholder Return (g)		
2022	$15,272,338	$14,196,826	$3,722,299	$3,112,615	$66.22	$169.96	$114.10	$380.30
2021	$ 5,141,566	$ 4,046,678	$1,797,915	$1,687,476	$62.87	$102.56	$ 73.70	$241.30
2020	$ 6,514,957	($ 7,068,994)	$2,134,192	($3,412,451)	$72.87	$ 66.32	$109.60	$261.40

Column (b). Reflects compensation amounts reported in the "Summary Compensation Table" or "SCT" for our CEO, Michael J. Kasbar, for the respective years shown.

Column (c). CAP for our CEO in each of 2022, 2021 and 2020 reflects the respective amounts set forth in column (b), adjusted as set forth in the table below, as determined in accordance with SEC rules. The dollar amounts reflected in column (c) do not reflect the actual amount of compensation earned by or paid to our CEO during the applicable year. For information regarding decisions made by our Compensation Committee with respect to the CEO's compensation for each fiscal year, please see the "Compensation Discussion and Analysis" section of this proxy statement and the proxy statements for the 2022 and 2021 annual meetings of shareholders.

Year	2022	2021	2020
CEO	Mr. Kasbar	Mr. Kasbar	Mr. Kasbar
Total Compensation as reported in Summary Compensation Table (SCT) ($)	**15,272,338**	**5,141,566**	**6,514,957**
Less: Above market earnings on deferred compensation included in SCT ($)	(3,497)	(2,706)	(5,146)
Fair value of equity awards granted during current fiscal year ($)	(11,560,815)	(3,100,053)	(4,532,078)
Plus: Above market earnings on deferred compensation during current fiscal year ($)	3,497	2,706	5,146
Fair value of equity awards granted during current fiscal year—value at end of current fiscal year ($)	11,996,540	2,152,321	4,541,174
Change in fair value from prior fiscal year end to current fiscal year end of outstanding and unvested equity awards granted in prior fiscal years ($)	(1,187,768)	(1,246,494)	(11,159,476)
Fair value at vesting of equity awards granted during current fiscal year that vested during current fiscal year ($)	0	0	0
Change in fair value from prior fiscal year end to vesting date for equity awards granted in prior fiscal years that vested during current fiscal year ($)	(323,469)	1,099,338	(2,433,571)
Less: Fair value as of prior fiscal year end of equity awards granted in prior fiscal years that were forfeited during current fiscal year ($)	0	0	0
Compensation Actually Paid ($)	**14,196,826**	**4,046,678**	**(7,068,994)**

Equity Valuations: For performance restricted stock unit awards, the grant date fair value of awards used for SCT calculations assumes target performance. To determine the year-end fair values used in the CAP calculations, we have updated the performance expectations to reflect the latest performance estimates for unvested and outstanding awards at each fiscal year-end date.

Column (d). The following non-CEO named executive officers are included in the average figures shown for each of 2022, 2021 and 2020: Ira M. Birns, John P. Rau, Jeffrey P. Smith and Michael J. Crosby.

Column (e). Average CAP for our non-CEO NEOs in each of 2022, 2021 and 2020 reflects the respective amounts set forth in column (d), adjusted as set forth in the table below, as determined in accordance with SEC rules. The dollar amounts reflected in column (e) do not reflect the actual amount of compensation earned by or paid to our non-CEO NEOs during the applicable year. For information regarding the decisions made by our Compensation Committee with respect to the non-CEO NEOs' compensation for each fiscal year, please see the "Compensation Discussion and Analysis" section of this proxy statement and the proxy statements for the 2022 and 2021 annual meetings of shareholders.

Year	2022	2021	2020
Non-CEO NEOs	See Column (d) note above.		
Total Compensation as reported in Summary Compensation Table (SCT)	**3,722,299**	**1,797,915**	**2,134,192**
Fair value of equity awards granted during current fiscal year ($)	(2,466,782)	(685,051)	(1,091,209)
Fair value of equity awards granted during current fiscal year—value at end of current fiscal year ($)	2,239,264	459,667	823,037
Change in fair value from prior fiscal year end to current fiscal year end of outstanding and unvested equity awards granted in prior fiscal years ($)	(250,606)	(120,417)	(4,737,137)
Fair value at vesting of equity awards granted during current fiscal year that vested during current fiscal year ($)	0	0	0
Change in fair value from prior fiscal year end to vesting date for equity awards granted in prior fiscal years that vested during current fiscal year ($)	(11,460)	235,362	(541,334)
Less: Fair value as of prior fiscal year end of equity awards granted in prior fiscal years that were forfeited during current fiscal year ($)	(120,100)	0	0
Compensation Actually Paid	**3,112,615**	**1,687,476**	**(3,412,451)**

Equity Valuations: For performance restricted stock unit awards, the grant date fair value of awards used for SCT calculations assumes target performance. To determine the year-end fair values used in the CAP calculations, we have updated the performance expectations to reflect the latest performance estimates for unvested and outstanding awards at each fiscal year-end date.

Column (f). For the relevant fiscal year, represents the cumulative total shareholder return (TSR) of World Fuel Services for the measurement periods ending on December 31 of each of 2022, 2021 and 2020, respectively.

Column (g). For the relevant fiscal year, represents the cumulative TSR of the S&P 500 Energy Index for the measurement periods ending on December 31 of each of 2022, 2021 and 2020, respectively.

Column (h). Reflects "Net Income" in our consolidated income statements included in our Annual Reports on Form 10-K for each of the years ended December 31, 2022, 2021 and 2020.

Column (i). Company-selected Measure is Adjusted EBITDA, which is described below.

Relationship between Pay and Performance

The graphs below reflect the relationship of CAP to our CEO and other NEOs in 2020, 2021 and 2022 as compared to World Fuel Services' TSR, net income and Adjusted EBITDA.

CAP, as required under the SEC rules, reflects adjusted values to unvested and vested equity awards during the years shown in the tables above based on year-end stock prices, various accounting valuation assumptions, and projected performance modifiers but does not reflect actual amounts paid out for those awards. CAP generally fluctuates due to stock price achievement and varying levels of projected and actual achievement of performance goals. In 2020, CAP for both our CEO and the average of other NEOs is a negative number, reflecting the impact of the change in our stock price between December 31, 2019 and December 31, 2020 because of the significant portion of our executives' compensation tied to equity with fair values based in part on stock price. For a discussion of how our Compensation Committee assessed our performance and our named executive officers' pay each year, see "Compensation Discussion and Analysis" in this proxy statement and in the proxy statements for the 2022 and 2021 annual meetings of shareholders.

COMPENSATION ACTUALLY PAID VS. TOTAL SHAREHOLDER RETURN



COMPENSATION ACTUALLY PAID VS. NET INCOME



COMPENSATION ACTUALLY PAID VS. ADJ. EBITDA



Listed below are the financial measures which in our assessment represent the most important financial performance measures we used in 2022 to link CAP to our NEOs to the company's performance.

Measure	Explanation
Adjusted EPS	Adjusted diluted earnings per common share is a non-GAAP financial measure computed by dividing adjusted net income attributable to World Fuel and available to common shareholders by the sum of the weighted average number of shares of common stock, stock units, restricted stock entitled to dividends not subject to forfeiture and vested restricted stock units outstanding during the period and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued.
Return on Invested Capital	Return on Invested Capital (ROIC) is a non-GAAP financial measure defined as Adjusted EBITDA less maintenance capital expenditures and corporate capital expenditures and cash taxes, divided by gross property, plant and equipment, intangible assets and goodwill (excluding the impact of recording deferred tax adjustments related to valuation).
Adjusted EBITDA	Adjusted EBITDA is a non-GAAP financial measure defined as net income (loss) excluding the impact of interest, income taxes, and depreciation and amortization, in addition to acquisition and divestiture related expenses, restructuring charges, impairments, gains or losses on sale of businesses, integration costs, and non-operating legal settlements.
Absolute TSR	World Fuel Services' TSR performance over a three-year period.

Questions and Answers About Voting

What am I being asked to vote on and what is the Board recommendation?

At the Annual Meeting you will be asked to vote on the following five proposals. Our Board recommendation for each of these proposals is set forth below:

PROPOSAL	BOARD RECOMMENDATION
1. To approve an amendment to our Articles of Incorporation, as amended, to change our name to "World Kinect Corporation".	**"FOR"**
2. To elect nine directors each for a term expiring at the next annual meeting or until his or her successor has been duly elected and qualified.	**"FOR"** each Director Nominee
3. To approve, on an advisory basis, the compensation of our named executive officers.	**"FOR"**
4. To approve, on an advisory basis, the frequency of future advisory votes on the compensation of our named executive officers.	For the Option of **"EVERY 1 YEAR"**
5. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered certified public accounting firm for the 2023 fiscal year.	**"FOR"**

You will also be asked to consider and act upon such other business as may properly come before the Annual Meeting.

Who is entitled to vote at the Annual Meeting?

Only holders of record of our common stock at the close of business on April 17, 2023, the record date for the Annual Meeting, are entitled to notice of, and to attend and vote at the Annual Meeting, or any postponements or adjournments of the meeting. At the close of business on the record date, 62,129,131 shares of our common stock were issued and outstanding. Our shareholders have one vote per share of our common stock owned on the record date for each matter properly presented at the Annual Meeting. Holders of our common stock have no cumulative voting rights.

What is the difference between a shareholder of record and a beneficial owner?

If your shares are registered directly in your name with our transfer agent, EQ Shareowner Services, you are considered, with respect to those shares, the "shareholder of record. If your shares are held by a brokerage firm, bank, trustee, other agent or record holder, each sometimes referred to as a "nominee," you are considered the "beneficial owner" of shares held in "street name." The Notice has been forwarded to you by your nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your nominee on how to vote your shares by following their instructions for voting by telephone or on the Internet or, if you specifically request a copy of the printed materials, you may use the voting instruction card included in such materials.

What constitutes a quorum?

A quorum will be present at the Annual Meeting if holders of a majority of the issued and outstanding shares of our common stock on the record date are represented at the Annual Meeting by attendance or by proxy. If a quorum is not present at the Annual Meeting, we expect to postpone or adjourn the Annual Meeting to solicit additional proxies. Abstentions and broker non-votes (as described below) will be counted as shares present and entitled to vote for the purpose of determining the presence or absence of a quorum.

What is the effect of "broker non-votes" or abstentions?

A "broker non-vote" occurs when a bank, broker, trustee, agent or other holder of record holding shares for a beneficial owner withholds its vote on a particular proposal because that holder does not have the discretionary voting power for such proposal and has not received instructions from the beneficial owner. If your broker is the shareholder of record, your broker is required to vote your shares in accordance with your instructions. If you do not give instructions to your broker, the rules of the New York Stock Exchange, or "NYSE", allow brokers the discretionary authority to vote your shares with respect to "routine" matters but not "non-routine" matters. If other non-routine matters are properly brought before the Annual Meeting, shares held by a bank, broker or other holder of record holding shares for a beneficial owner will not be voted on such non-routine matters by that holder unless that holder has received voting instructions.

The table below sets forth, for each proposal on the ballot, whether a broker can exercise discretion and vote your shares absent your instructions and the impact of broker non-votes and abstentions.

Proposal	Can Brokers Vote Absent Instructions?	Impact of Broker Non-Vote	Impact of Abstentions
1. Amendment to Articles – Approving Name Change	Yes	N/A	Against
2. Election of Directors	No	None	None
3. Advisory Vote on Executive Compensation	No	None	None
4. Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation	No	None	None
5. Ratification of PWC as Independent Registered Certified Public Accounting Firm	Yes	N/A	None

Will my shares be voted if I do not provide my proxy?

If your shares are held in the name of a bank, broker or other holder of record, they may be voted by the bank, broker or other holder of record with respect to "routine" matters (as described above under the caption "What is the effect of "broker non-votes" or abstentions?") even if you do not give the bank, broker or other holder of record specific voting instructions. If you are a shareholder of record and hold your shares directly in your own name, your shares will not be voted unless you provide a proxy or vote at the Annual Meeting.

How do I vote?

To Vote by Internet, Telephone or Mail:

You can vote by proxy whether or not you attend the Annual Meeting. To vote by proxy, you have a choice of voting over the Internet, by telephone or by using a traditional proxy card.

- To vote by Internet, go to www.proxyvote.com and follow the instructions there. You will need the 16-digit control number included on your proxy card, voter instruction form or Notice.
- To vote by telephone, dial the number listed on your proxy card, your voter instruction form or Notice. You will need the 16-digit control number included on your proxy card, voter instruction form or Notice.
- If you received a Notice and wish to vote by traditional proxy card, you can request a full set of materials at no charge through one of the following methods:

  1) By Internet: by visiting www.proxyvote.com
  2) By phone: by using the phone number listed on the Notice

To reduce our administrative and postage costs, we ask that you vote through the Internet or by telephone, both of which are available 24 hours a day prior to the Annual Meeting. To ensure that your vote is counted, please remember to submit your vote by 11:59 p.m. Eastern Time on June 14, 2023.

To Vote at the Annual Meeting:

If your shares are registered in your name, you must use the 16-digit control number on your proxy card, voting instruction form, or Notice of Internet Availability of Proxy Materials in order to log in and complete your ballot electronically when prompted during the Annual Meeting.

If you hold your shares in "street name," you will need to obtain the 16-digit control number assigned to your holdings with your bank, broker or other nominee and enter it when prompted by the website hosting the Annual Meeting to vote the shares that are held for your benefit.

If I plan to attend the Annual Meeting, should I still vote by proxy?

Yes. Casting your vote in advance does not affect your right to attend the Annual Meeting. If you vote in advance and also attend the Annual Meeting, you do not need to vote again at the Annual Meeting unless you want to change your vote.

What vote is required for the proposals?

Proposal	Required Vote
1. **Amendment to Articles – Approving Name Change**	Majority of the shares outstanding
2. **Election of Directors**	Plurality of the votes cast
3. **Advisory vote on Executive Compensation**	Majority of the votes cast
4. **Advisory vote on the Frequency of Future Advisory Votes on Executive Compensation**	The frequency (every one, two, or three years) receiving the highest number of votes will be deemed to be the choice of our shareholders.
5. **Ratification of PWC as Independent Registered Certified Public Accounting Firm**	Majority of the votes cast

What is the effect of the advisory vote on Proposal 3 and Proposal 4?

Proposals 3 and 4 are advisory votes. This means that while we ask shareholders to approve the resolutions regarding the advisory vote on executive compensation and the frequency of future advisory votes on executive compensation, these are not actions that require shareholder approval. If a majority of votes are cast "FOR" the advisory vote on executive compensation, we will consider the proposal to be approved. For the vote on the frequency of future advisory votes on executive compensation, if none of the options receive a majority vote, we will consider that the shareholders have recommended whichever option (one, two or three year) that receives the greatest number of votes cast. Although the vote on Proposals 3 and 4 are non-binding, our Board and the Compensation Committee will review the result of each vote and take it into account in making determinations concerning executive compensation.

How will my proxy holder vote?

The enclosed proxy designates Michael J. Kasbar, our Chairman and Amy Q. Avalos, our Corporate Secretary to hold your proxy and vote your shares. Mr. Kasbar and Ms. Avalos will vote all shares of our common stock represented by properly executed proxies received in time for the Annual Meeting in the manner specified by the holders of those shares. Mr. Kasbar and Ms. Avalos intend to vote returned proxies that are properly executed by the record holder but that otherwise do not contain voting instructions as follows: "FOR" Proposals 1, 2, 3 and 5, and for the option of "1 YEAR" for Proposal 4.

What happens if additional matters are presented at the Annual Meeting?

Other than the items of business described above, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy to the proxy holders named in the attached proxy card, such persons will vote in accordance with the recommendation of our Board, "FOR" or "AGAINST" such other matters.

Can I revoke my vote after I have voted?

Voting by telephone, over the Internet or by mailing a proxy card does not preclude a shareholder from voting during the Annual Meeting. A shareholder may revoke a proxy, whether submitted via telephone, the Internet or mail, at any time prior to its exercise by (i) filing a duly executed revocation of proxy with our Corporate Secretary, (ii) properly submitting, either by telephone, mail or Internet, a proxy to our Corporate Secretary bearing a later date or (iii) attending the Annual Meeting and voting when prompted during the meeting. Attendance at the meeting will not itself constitute revocation of a proxy.

What do I need to bring with me in order to attend the Annual Meeting?

If you are a shareholder of record, you will need to bring with you to the Annual Meeting any proxy card that is sent to you and a valid photo identification. Otherwise, you will be admitted only upon other verification of record ownership at the admission counter.

If you are the beneficial owner of shares held in street name, bring with you to the Annual Meeting your most recent brokerage statement or a letter from your bank, broker, trustee, agent or other record holder indicating that you beneficially owned shares of our common stock on April 17, 2023 and valid photo identification. We can use that to verify your beneficial ownership of common stock and admit you to the Annual Meeting. If you intend to vote at the Annual Meeting, you also will need to bring to the Annual Meeting a legal proxy from your bank, broker, trustee, agent or other holder of record that authorizes you to vote the shares that the record holder holds for you in its name.

Where can I find voting results of the Annual Meeting?

We will announce the results for the proposals voted upon at the Annual Meeting and publish final detailed voting results in a Form 8-K filed with the SEC within four business days after the Annual Meeting.

Who should I call with other questions?

If you have additional questions about this proxy statement or the Annual Meeting or would like additional copies of this proxy statement or our Annual Report, please contact: World Fuel Services Corporation at 9800 Northwest 41st Street, Miami, Florida 33178, Attention: Corporate Secretary, Telephone: (305) 428-8000.

Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and certain officers, and persons who own more than 10% of our common stock, to file with the SEC reports of ownership and changes in ownership of our common stock and other equity securities. Based on a review of our records and certain written representations received from our executive officers and directors, we believe that all required filings during the year ended December 31, 2022 were made on a timely basis, with the exception of a Form 4 disclosing three transactions for Jose-Miguel Tejada that was filed one day late due to administrative error.

Shareholder Proposals for the 2023 Annual Meeting

Proposals for Inclusion in the Proxy Statement. The date by which shareholder proposals must be received by us for inclusion in proxy materials relating to the 2024 annual meeting of shareholders, or the "2024 Annual Meeting," is January 2, 2024. Upon receipt of any such proposal, we will determine whether or not to include such proposal in the proxy materials in accordance with SEC regulations governing the solicitation of proxies.

Proposals not Included in the Proxy Statement and Nominations for Director. Shareholder proposals not included in our proxy statement and shareholder nominations for director may be brought before an annual meeting of shareholders in accordance with the advance notice procedures described in our By-Laws. In general, notice must be received by the Corporate Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting (i.e., June 15, 2024) and must contain specified information concerning the matters to be brought before such meeting and concerning the shareholder proposing such matters. For the 2024 Annual Meeting, the Corporate Secretary must receive notice of the proposal on or after the close of business on February 16, 2024 and no later than the close of business on March 17, 2024. Shareholder proposals must be in proper written form and must meet the detailed disclosure requirements set forth in our By-Laws, including a description of the proposal, the relationship between the proposing shareholder and the underlying beneficial owner, if any, and such parties' stock holdings and derivative positions in our securities. If we hold the 2024 Annual Meeting more than 30 days earlier or more than 60 days later than such anniversary date, we must receive your notice not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Our By-Laws also require that shareholder proposals concerning nomination of directors provide additional disclosure, including information we deem appropriate to ascertain the nominee's qualifications to serve on the Board, disclosure of compensation arrangements between the nominee, the nominating shareholder and the underlying beneficial owner, if any, and other information required to comply with the proxy rules and applicable law.

The specific requirements of these advance notice provisions are set forth in Article I, Sections 6 and 7 of our By-Laws, a copy of which is available upon request. In addition, the advance notice must also include the information required by Rule 14a-19(b)(2) and Rule 14a-19(b)(3). Such request and any shareholder proposals or director nominations should be sent to our Corporate Secretary at our principal executive offices.

List of Shareholders Entitled to Vote at the Annual Meeting

The names of shareholders of record entitled to vote at the Annual Meeting will be available at our corporate office for a period of 10 days prior to the Annual Meeting and continuing through the Annual Meeting.

Expenses Relating to this Proxy Solicitation

We will bear the cost of the solicitation of proxies from our shareholders, including preparing, printing and mailing the Notice and this proxy statement. In addition to solicitations by mail, our directors, officers and employees, and those of our subsidiaries and affiliates, may solicit proxies from shareholders by telephone or other electronic means or in person but will receive no additional compensation for soliciting such proxies. We will cause banks and brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of our common stock held of record by such banks, brokerage firms, custodians, nominees and fiduciaries. We may reimburse such banks, brokerage firms, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in doing so. We may also retain the services of a solicitor to assist in soliciting proxies and pay them a fee as well as other costs and expenses.

Communication with our Board

Any interested party can contact our Board, any Board committee, our presiding director, our Lead Independent Director, the non-management directors as a group or any individual director by (i) writing to any of them, c/o Corporate Secretary, at our principal office at 9800 Northwest 41st Street, Miami, Florida 33178, (ii) calling the WFS Anonymous Compliance Hotline at 1-888-549-0965 (US toll-free) or at any of the other country-specific toll-free numbers found at www.wfscompliance.com; or (iii) submitting a report or request online using the intake portal found at www.wfscompliance.com. Such communications may be submitted on an anonymous or confidential basis. Any relevant communications received from interested parties in the manner described above will be collected and organized by our Corporate Secretary and will be periodically, but in any event prior to each regularly-scheduled Board meeting, reported and/or delivered to the appropriate director or directors.

Available Information

We maintain an Internet website at www.wfscorp.com. Copies of the committee charters of each of the Audit Committee, Compensation Committee, Governance Committee, Sustainability & Corporate Responsibility Committee and Technology & Operations Committee, together with other corporate governance materials, such as our Corporate Governance Principles and Code of Conduct, can be found on our website at www.wfscorp.com by clicking on Investor Relations and then Corporate Governance, and such information is also available in print to any shareholder who requests it by writing to our Corporate Secretary at the address below.

We will furnish without charge to each person whose proxy is being solicited, upon request of any such person, a copy of our 2022 Annual Report on Form 10-K as filed with the SEC, including the financial statements and schedules thereto. In addition, such report is available, free of charge, on our website at www.wfscorp.com by clicking on Investor Relations and then Corporate Governance. You should direct a request for a copy of this report to World Fuel Services Corporation, 9800 Northwest 41st Street, Miami, Florida 33178, Attention: Corporate Secretary. We will forward you a copy of any exhibit to the 2022 Annual Report on Form 10-K when you send a written request to Investor Relations.

Electronic Delivery

Pursuant to rules adopted by the SEC, we are furnishing our proxy materials to our shareholders over the Internet and providing a Notice of Internet Availability of Proxy Materials by mail instead of mailing a printed copy of our proxy materials, which include our proxy statement and Annual Report. This process has allowed us to expedite our shareholders' receipt of proxy materials, lower the costs of distribution and reduce the environmental impact of our Annual Meeting. All shareholders receiving the Notice will have the ability to access the proxy materials over the Internet and receive a paper copy of the proxy materials by mail at no charge upon request.

Householding

We have adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name will receive only one copy of our Notice, unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of the Notice, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of the Notice for your household, please contact our transfer agent, EQ Shareowner Services (in writing: P.O. Box 64854, St. Paul, MN 55164-0854, or by telephone: (800) 468-9716 or (651) 450-4064).

If you participate in householding and wish to receive a separate copy of the Notice, or if you do not wish to participate in householding and prefer to receive separate copies of the Notice in the future, please contact EQ Shareowner Services as indicated above. Beneficial shareholders can request information about householding from their broker, bank, trustee, agent or other record holder.

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9800 NW 41 ST
Miami, FL 33178
+1 305 428 8000

wfscorp.com